Exhibit 99.1
QUARTERLY REPORT
(From January 1, 2011 to March 31, 2011)
THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASES IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANACIAL REPORTING STANDARDS (K-IFRS), OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT
(From January 1, 2011 to March 31, 2011)
To: Korean Financial Services Commission and Korea Exchange

/s/ Choi, Jong-Tae
President and Representative Director
POSCO
1 Koedong-dong, Pohang-si, Nam-gu, Kyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Shim, Tong-Wook
Senior Vice President
POSCO
Telelphone: +82-2-3457-0114

2

TABLE OF CONTENTS

I. Overview	4

II. Business Organization	10

III. Financial Statements	32

IV. Corporate Governance and Company Affiliates	36

Attachment:	Independent Accountants’ Review Report (Non-consolidated and consolidated)

3

I. OVERVIEW
1. Scope of Business
A. POSCO (the “Company”)

Business	Note
(1) Production and sale of crude steel and stainless steel products
(2) Port/harbor loading/unloading, warehousing and packaging	No engagement in this business during the first quarter of the fiscal year 2011
(3) Management of professional athletic organizations
(4) Power generation, renewable energy projects, liquefied natural gas logistics and exploration, and other incidental businesses
(5) Real property lease business
(6) Public energy services and distribution system
(7) Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources
(8) Educational services and other incidental services
(9) Production and sale of non-ferrous metals
(10) Other businesses incidental or related, directly or indirectly, to the foregoing businesses
B. POSCO Business Group
(1)	Name of Business Group: POSCO
(2)	Companies Belonging to Large Business Groups
POSCO, POSCO COATED & COLOR STEEL Co., Ltd., SUNGJIN GEOTEC Co., Ltd., DAEWOO INTERNATIONAL CORPORATION, POSCO ICT COMPANY LTD., POSCO CHEMTECH COMPANY LTD., POSCO M-TECH CO., LTD., POSCO Engineering & Construction Co., Ltd., SEUNG KWANG CO.,LTD., POSCO Research Institute, POSCO Processing & Service Co., Ltd., POSCO A&C Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Plant Engineering Co., Ltd., POSCO TERMINAL Co., Ltd., POSTECH VENTURE CAPITAL CORPORATION, METAPOLIS Co., Ltd., POSMATE, POSCO POWER CORPORATION, SNNC Co., Ltd., Poscoenc Housing Planning Co., Ltd., POSBRO

4

COMPANY LTD., Suwon Green Environment Co., Ltd., POSCO TMC CO., LTD., POSWITH CO., LTD., UITrans LRT co., POSCO-Nippon Steel RHF Joint Venture Co., Ltd., Pohang Fuelcell Power Corporation, Cheongna IBT Co., Ltd., MegaAsset Co., Ltd., Gunsan Steel Processing and Fabricating Center CO., LTD., DAEWOOENGINEERING COMPANY CO., LTD., BASYS INDUSTRY CO., LTD., Pohang Steel Fabrication Center, POSCALCIUM Company, Ltd., DAKOS CO., LTD., SONGDO SE CO., Ltd., eNtoB Corporation, POSCO AST CO., LTD., DAIMYUNG TMS CO., LTD., POSCO LED COMPANY LTD., POSCO E&E, POMIC Co., Ltd., POS-HiMETAL CO., Ltd., POSFINE CO., Ltd., POS ECO HOUSING CO., Ltd., Mapo Hibroad Parking co., Ltd., Gwangyang Steel Processing and Fabricating Center Co., LTD., POSPlate Co., LTD., PLANT EST Co., Ltd., 9DIGIT CO., LTD., YU YOUNG METAL CO., LTD., SHINKI E&T Co., Ltd., ANJEONG DISTRICT DEVELOPMENT CO., LTD., POSGREEN Company, Ltd., Busan E&E Co., Ltd., POREKA Co., POSCO NST.CO., LTD., Pohang Scrap Recycling Distribution Center Co., Ltd., PSC Energy Global Co., Ltd. and SUNCHEON ECO TRANS Co., Ltd.
(a)	Changes in Companies Belonging to Large Business Groups before March 31, 2011
•	Addition of Subsidiary: Clean Iksan Co., Ltd. (January 3, 2011)

•	Addition of Subsidiary: Pohang Scrap Recyling Distribution Center Co., Ltd. (February 1, 2011)

•	Addition of Subsidiary: PSC Energy Global Co., Ltd. (February 16, 2011)

•	POSCO Steel Service & Sales CO., Ltd. changed the company name to POSCO Processing & Service Co., Ltd. (February 28, 2011)

•	Addition of Subsidiary: SUNCHEON ECO TRANS Co., Ltd. (March 3, 2011)

•	Exclusion of Subsidiary: Clean Iksan Co., Ltd. (March 17, 2011)

•	SAMJUNG PACKING AND ALUMINUM CO., LTD. changed the company name to POSCO M-TECH CO., LTD. (March 18, 2011)

•	POHANG SFC Co., Ltd. changed the company name to POHANG SPFC Co., Ltd. (March 29, 2011)
(b)	Changes in Companies Belonging to Large Business Groups after March 31, 2011
[none]
(3)	Related Laws and Regulations
The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (hereinafter, the “MRFTA”).
•	Details

(a)	Prohibition on Cross Shareholdings (Article 9-1 of the MRFTA)

(b)	Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibitions on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the MRFTA)

(d)	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Report on Status of Shareholding (Article 13 of the MRFTA)

5

2. Business Organization
A. Highlights of the Company’s Business Organization
(1)	Date of the Establishment: April 1, 1968
(2)	Location of the Headquarter: 1 Koedong-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea
(3)	Steel Works and Offices
(a)	Pohang Steel Works: 5 Dongchon-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea

(b)	Gwangyang Steel Works: 700 Kumho-dong, Gwangyang-si, Chollanam-do, Korea

(c)	Principal Executive Office: POSCO Center, 892 Daechi4 dong, Gangnam-ku, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business, the Company operates eight overseas offices as follows:

United Arab Emirates (Dubai), Czech Republic (Prague), the European Union (Dusseldorf, Germany)

Brazil (Rio de Janeiro), Russia (Moscow), Egypt(Cairo), Mongolia(Ullaanbaatar), Australia (Perth) , and

Republic of South Africa (Johannesburg)
•	Changes after March 31, 2011
•	Establishement of Johannesburg office in Republic of South Africa (April, 2011)
(4)	Composition of the Board of Directors (as of February 25, 2011)
(a)	Inside Directors
•	There is no change.
(b)	Outside Directors
•	The terms of office for Ahn, Charles, Sun, Wook, and Park, Sang-Yong have expired on February 25, 2011.
•	New members: Nam, Yong, Byun, Dae-Gyu, and Park, Sang-Kil
(c)	Representative Directors
•	Prior to February 25, 2011: Chung, Joon-Yang, and Choi, Jong-Tae

•	As of February 25, 2011: Chung, Joon-Yang, Choi, Jong-Tae, Park, Han-Yong, and Oh, Chang-Kwan

6

(5)	Major POSCO Shareholders
(a)	National Pension Corporation holds the largest number of shares.

(b)	Date of Disclosure: January 30, 2007

(for further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010 and January 28, 2011)
B. Merger, Acquisition and Handover of Businesses
[none]
C. Major Changes in Production Facilities
There was no material change during the first quarter of the fiscal year 2011.
3. Equity Capital
A. New Issuance of Registered Common Stock
There was no new issuance of registered common stock in the last five years.
B. Convertible Bonds
[None]
C. Bonds with Warrant
[None]

7

4. Other Information Regarding Shares

A. Total Number of Shares	(As of March 31, 2011)

Authorized Shares	Outstanding Shares
200,000,000	87,186,835
•	The currency of the Republic of Korea is Korean Won (hereinafter, “KRW”).

•	Par Value: KRW 5,000 per share
B. Treasury Stock Holding and Cancellation

* Treasury Stock Holding and Cancellation	(As of March 31, 2011)

Method of Purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,792,072	—	342,955	—	7,449,117
Special Money Trust		2,361,885	131,389	—	—	2,493,274

Total		10,153,957	131,389	342,955	—	9,942,391

•	Beginning Balance: as of December 31, 2010
C. Voting Rights
(As of March 31, 2011)

Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights	9,943,391	Treasury Stock 9,942,391 shares and 1,000 Shares in Mutual Ownership
(3) Shares with Voting Rights	77,243,444	—

8

D. Earnings and Dividend
(In millions of KRW)

	2011
	(January 1, 2011 ~
	March 31, 2011)	2010	2009
Net Profit	927,356	4,202,791	3,172,264
Earning per Share (KRW)	12,001	54,558	41,380
Cash Dividend Paid	—	770,329	615,569
Pay-out Ratio	—	18.3%	19.4%
Dividend per Share (KRW)	—	10,000	8,000
Dividend Yield	—	2.03%	1.31%

9

II. BUSINESS
1. Overview
A. Classification of Business
We separated our business into four segments as below:
Steel, trading, engineering & construction, and others
B. Segment Results
(In millions of KRW)

	2011
	(January 1, 2011 ~
Category	March 31, 2011)		2010
	Sales	Operating Income	Sales	Operating Income
Steel	9,594,160	1,149,783	35,527,613	5,097,079
Trading	4,780,302	66,828	6,159,388	36,376
E&C	1,198,731	67,645	4,348,796	164,606
Others	677,372	71,616	1,851,459	135,460

Total	16,250,565	1,355,872	47,887,256	5,433,521

2. Current Situation
1) Steel
A. Domestic Market Share
(Millions of Tons, %)

	2011
	(January 1, 2011 ~
Category	March 31, 2011)		2010		2009
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	16	100	58.4	100	48.6	100
POSCO	8.9	56	33.7	58	29.5	61
Others	7.1	44	24.2	42	19.1	39
•	Source: Korea Iron and Steel Association

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B. Characteristics of the Steel Market
(1)	The steel industry supplies materials to major industries, including the automobile, shipbuilding and electronics appliance industries.

(2)	Domestic sales represent 57%, and overseas sales represent 43% of our total sales volume of steel products. The major overseas markets include Japan, China, and Southeast Asian countries.

(3)	The company also maintains a made-to-order supply system, and 70% of domestic sales are direct business based on actual demand to secure a stable operation.
C. Current Situation and Prospect of New Businesses
(1)	Establishment of Steelworks in India
(a)	POSCO entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelwork facility with an annual production capacity of 12 million tons. (June, 2005)
(b)	POSCO established POSCO-India Private Limited (“POSCO-India Pvt., Ltd.”). (August, 2005)
(2)	Development of Iron Ore Captive Mines in India
(a)	POSCO-India filed applications for mining prospecting licenses in respect of certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)
(b)	The Orissa state government recommended to the Indian central government approval of the Khandadhar Licenses on behalf of POSCO-India. (December, 2006)
(c)	The Indian central government denied approval for the Khandadhar Licenses and remanded the matter to the Orissa state government for further consideration. (July, 2007)
(d)	The Orissa state government resubmitted its recommendation for approval of the Khandadhar Licenses on behalf of POSCO-India. (January, 2009)
(e)	The Orissa High Court set aside the Orissa state government’s recommendation to grant approval for the Khandadhar Licenses, and in response, the Orissa state government planed to file a petition with the Indian Supreme Court to challenge the Orissa High Court order. (July, 2010)
(f)	The Orissa state government filed a petition with the Indian Supreme Court. (November, 2010)
(g)	The Indian Supreme Court upheld the Orissa state government’s recommendation for the approval of the Khandadhar Licenses. (December, 2010)
(3)	Establishment of Steelworks in India
(a)	The Indian central government granted approval for environmental impact assessment for the construction of a captive port. (May, 2007)
(b)	The Indian central government granted approval for environmental impact assessment for the construction of steel mills. (July, 2007)
(c)	The Indian Supreme Court granted stage-one clearance for forest diversion with respect to 2,959 acres of forest land. (August, 2008)

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(d)	The Indian central government granted approval for the deforestation of steel mill construction sites. (December, 2009)
(e)	Final plans for rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)
(f)	The Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the project construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)
(d)	The Ministry of Environment and Forest of the Indian central government granted a conditional approval the construction of the steel mills and port. (January, 2011)
(e)	The Ministry of Environment and Forest of the Indian central government granted a final approval on the construction of the steel mills and port (May, 2011)
(4)	Establishment of Steelworks in Indonesia
(a)	POSCO entered into a memorandum of agreement with Perseroan Terbatas Krakatau Steel, an Indonesian state owned company, to build an integrated steelwork with a total annual production capacity of 6 million tons of steel products in Indonesia. (December, 2009)
(b)	POSCO planned to enter into a joint venture agreement in August, 2010

(c)	POSCO established PT. KRAKATAU POSCO. (September, 2010)
(d)	PT. KRAKATAU POSCO held a groundbreaking ceremony for the establishment of steelworks in Indonesia. (October, 2010)

(e)	The first phase of construction for the establishment of a steel mill with an annual production capacity of 3 million tons of steel products is expected to commence in the fiscal year 2011 and to be completed in 2013.
(5)	Establishment of POSCO-Maharashtra Steel Pvt., Ltd. Continuous Galvanizing Line
(a)	The construction started with an annual production capacity of 450 thousand tons. (March, 2010)

(b)	The steel frame construction started. (August, 2010)
(6)	Establishment of Guangdong Pohang Continuous Galvanizing Line in China
(a)	The establishment plan of Guangdong Pohang Continuous Galvanizing Line in China was approved by the Board of Directors. (July, 2010)
(b)	The establishment plan of Guangdong Pohang Continuous Galvanizing Line in China was approved by the Chinese government. (October, 2010)
(c)	POSCO held a groundbreaking ceremony for the establishment of Guangdong Pohang Continuous Galvanizing Line in China. (March, 2011)

12

2) Trading
A. Market Share
(Millions of Dollars)

	2011	2010
	(January 1, 2011 ~	(January 1, 2010 ~
Category	March 31, 2011)	March 31, 2010)	Growth rate
Whole Korean companies	101,084	131,299	29.9%
Daewoo International	2,717	3,787	39.4%
B. Current Situation and Prospect of New Businesses
Even if the Korean export market slowly recovered in 2010, the recovery of the Korean domestic markets including engineering and construction, manufacturing business and other industry was delayed. Difficulties affecting the global economy, adverse conditions and volatility in global market and fluctuations in oil and commodity prices have increased the uncertainty of the Korean market.
Since Daewoo International is a global trading company which primarily engages in trading of steel and raw materials, the acquisition of Daewoo International resulted in the expansion of the steel market and the creation of a synergy among POSCO and its subsidiaries engaged in engineering and construction, information technology and plantation business. Daewoo International’s sales increased by 26% to Won 4,447 billion in the first quarter of 2011 and operating income also increased by 20% to Won 64 billion in the first quarter of 2011.
On April 26th, 2011, Daewoo International announced that it would acquire 8,500 shares of PT. Bio Inti Agrindo, an Indonesia-based agriculture company, representing an 85% stake, for KRW 56,988,750,000, to produce crude palm oil.
3) Engineering & Construction
A. Current Situation and Prospect of New Businesses
POSCO Engineering & Construction, which was established in February 1982, is currently expanding its business area to civil engineering, architectural works, energy, urban development and low carbon & green growth business. In 2011, the size of the domestic construction market is expected to be Won 110 trillion. Investment in the public sector of the construction industry in Korea is expected to be decreased due to financial deficit but investment at the private sector of construction industry in Korea is expected to be stable. Even though the construction demand from the Middle East and the Southeast Asia has increased, our price competitiveness will be weak due to the appreciation of the won in the global market.

13

Daewoo Engineering Corporation succeeded in developing a management system for the global market and Engineering, Procurement & Construction (hereinafter “EPC”) business. Daewoo Engineering Corporation planed out its global sales strategies and stabilized its global network through its local agencies and localization strategies. Recently, Daewoo Engineering Corporation expanded its business markets to the Southeastern Asian countries such as Thailand, Indonesia, and Vietnam.
4) Others
A. POSCO Power
POSCO Power started its commercial operation in February 1927 as a privately owned heat power plant in Korea. In early 1990s, POSCO Power continuously remodeled and built more complex heat power plants due to the increase of the demand in electricity in Korea.
B. POSCO ICT
In January 2010, POSDATA Co., Ltd. merged with POSCON Co., Ltd. and changed its name to POSCO ICT Co., Ltd. to provide information technology services and industrial engineering services. POSCO ICT Co., Ltd provides unique services such as engineering, automation, and integrated system information sourcing field. POSCO ICT Co., Ltd. is promoting the green business such as Light Emitting Diode, Smart Grid, and U-Eco City business.
C. POSCO Chemtech
POSCO Chemtech Company Ltd., founded in 1963, specializes in the manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical products and environmentally friendly products. POSCO Chemtech Company Ltd. provides refractories to a wide range of industries including steel, cement, and glass companies. To be a global company, POSCO Chemtech Company Ltd. is currently expanding its market to Japan, China and Indonesia.

14

3. Key Products
A. Current Situation of Key Products
(In hundred millions of KRW)

Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, shipbuilding, Automobile , Home
		appliances, Western tableware Cement material, Etc	18,324	14.0%
	Cold-rolled Product (CR)		43,100	32.9%
	Cold-rolled Product (CR)		24,885	19.0%
	By-Product		44,824	34.1%
	Gross Sum		131,132	100.0%
	Deduction of internal trade		(35,190)
	Sub Total		95,942
International Trade	Steel, Metal, Chemical, Strategic Item, Energy, Part of an automobile, Machine, Electronic goods, Textile, Etc.		67,686	100%
	Deduction of Internal Trade		(19,883)	—
	Sub Total		47,803	—
Engineering & Construction	Domestic Contract	Architecture	3,121	18.7%
		Plant	4,408	25.6%
		Civil Engineering	2,512	14.6%
	Overseas Contract		4,553	26.5%
	Own Construction		1,127	6.5%
	Etc		1,491	8.7%
	Gross Sum		17,212	100.0%
	Deduction of Internal Trade		(5,225)	—
	Sub Total		11,987	—
Others	Electricity Sales		6,774	100%
	Sub Total		6,774	—

Total Sum			162,506	—

15

B. Price Trends of Key Products
(In thousands of KRW/ Tons, kWh)

		2011
		(January 1, 2011 ~
Business Area	Products	March 31, 2011)	2010	2009
Steel Production	Hot-rolled Product (HR)	900	845	799
	Cold-rolled Product (CR)	1,039	987	925
Others	Electric Power	129	144	136

	Lime	110	112	117

•	Trading and engineering & construction business are not reflected on the table.
[Steel]
(1)	Criteria for Calculation
(a)	Products and Objects for Calculation: unit prices of standard hot-rolled product and cold-rolled product

(b)	Unit and Method for Calculation: the average price of each product based on its total sales during the given period, including freight
(2)	Factors of Price Fluctuations

Response to the increase in the price of raw materials such as coal and iron ore in the first and second quarters of 2011, POSCO has raised its domestic steel price by Won 160 thousand since April 22, 2011.
[Others]

*	Criteria for Calculation
(a)	Electric Power = price of electric Power/total amount of generated power

(b)	Lime: average sales price including shipping cost

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4. Major Raw Materials
A. Current Situation of Major Raw Materials
(In hundred millions of KRW)

Purchase
	Type of			Amount
Business Area	Purchase	Item	Specific Use	(Portion)	Remarks
Steel Production	Raw Materials	Iron Ore	Iron Ore for Blast Furnaces	22,018 (26.1%)	BHP Billiton of Australia, Rio Tinto, VALE of Brazil
		Coal	Coking Coal: Heat Source for Blast Furnaces	16,405 (19.5%)	Anglo of Australia, Rio Tinto, Teck of Canada
Smokeless Coal: Sintering Fuel
		Stainless Steel Materials	Key Materials for STS Production	10,644 (19.6%)	Nickel, Ferrocrome, STS Scrap Iron, etc.
		Other Minerals	Sub-materials for Iron-making, Steelmaking	29,334 (34.8%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	262 (20.5%)
		Steel Pile	Foundation of Structure	40 (3.2%)
		Steel reinforcement	Strengthening Concrete	386 (30.2%)
		Cable	Electricity Transfer	37 (2.9%)
		Etc.	—	550 (43.1%)
Others	Raw Materials	LNG	Material for power generation	2,757
		Limestone	Production of Lime	215

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B. Price Trends of Key Materials
(In hundred millions of KRW)

		2011
		(January 1, 2011 ~
Business Area	Category	March 31, 2011)	2010	2009
Steel Production	Iron Ore	195	157	87
	Coal	253	221	166
	Scrap Iron	567	481	394
	Nickel	30,335	25,308	18,873
Engineering & Construction	Ready-mixed Concrete(per m3)	52	52	55
	Steel pile (per m)	79	72	63
	Steel reinforcement (per kg)	0.8	0.7	0.7
	Cable (per m)	0.8	0.8	0.7
Others	LNG (per ton)	811	781	737
	Lime (per ton)	22	22	22
[Steel]

•	Key Factors in Price Fluctuations
(1)	Iron Ore
(In Dollars/ Tons)

	2011
	(January 1, 2011 ~
	March 31, 2011)	2010	2009

Trend of International Benchmark Price (Free On Board, hereinafter, “FOB”)	173	136	68
•	Platts Index (Fe 62%)

18

(2) Coal	(In Dollars/ Tons)

	2011
	(January 1, 2011 ~
	March 31, 2011)	2010	2009

Trend of International Benchmark Price (FOB)	225	191	172
•	Coal (FOB): based on Australian premium hard coking coal price

(3) Scrap Iron	(In Dollars/ Tons)

	2011
	(January 1, 2011 ~
	March 31, 2011)	2010	2009

Trend of Purchase Price (Cost and Freight, hereinafter, “CFR”)	502	409	307
•	Scrap Iron (CFR)
(4)     Nickel

	2011
	(January 1, 2011 ~
	March 31, 2011)	2010	2009
Trend of London Metal Exchange (hereinafter, “LME”) Cash Price	USD 12.20/lb	USD 9.89/lb	USD 6.65/lb
	USD 26,903/ton	USD 21,809/ton	USD 14,655/ton
[Engineering and Construction]

*	Criteria for Calculation

Products	Criteria for Calculation

Ready-mixed Concrete	Standard 25-210-15

Steel Pile	SPS400 406.4x7.9T

Steel Reinforcement	High tensile deformed bar SD40 D10

Cable	CV 0.6/1kv 2.5mm2 2core

19

[Others]
(1)      Criteria for Calculation
(a)      Electric Power: purchase price of electricity from Korea Gas Corporation
(b)      Lime: purchase price of lime and transportation fees
Increase in electricity price is due to the increase of raw material cost and the foreign exchange rate.
5. Production and Facilities
A. Production Capacity
[Steel]
(Thousands of Tons)

		2011
		(January 1, 2011 ~
Business Area	Products	March 31, 2011)	2010	2009
Steel Production	Crude Steel	9,390	37,560	34,760
[Others]
(MW, Thousands of Tons)

			2011
			(January 1, 2011 ~
Business Area	Products		March 31, 2011)	2010	2009
Power Generation	Electric Power	Incheon	2,426	1,800	1,800
		Gwangyang	284	284	—
Lime	Lime	—	548	2,190	2,190

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B. Production and Capacity Utilization Rate
[Steel]

(1) Production	(Thousands of Tons)

		2011
		(January 1, 2011 ~
Business Area	Products	March 31, 2011	2009	2008
Steel Industry	Crude Steel	9,351	35,365	31,050
	Hot-Rolled Products	2,220	9,120	8,803
	Plate	1,498	4,639	4,486
	Wire Rod	596	2,332	2,248
	Pickled-Oiled Steel Sheets	610	2,450	1,664
	Cold-Rolled Products	1,993	7,621	6,126
	Coated Steel	1,145	4,627	3,264
	Electrical Steel	326	1,211	974
	Stainless	514	1,970	1,520
	Others	824	3,066	2,474

	Total Products	9,725	37,035	31,560

•	Inside trades among subsidiaries are accurately reflected on the table.
(2)     Capacity Utilization Rate for the first quarter of the fiscal year 2011
(Thousands of Tons)

Business Area	Capacity	Production	Utilization Rate
Crude Steel Production	9,390	9,351	99.58%

•	Capacity Utilization Rate = Production/ Production Capacity

•	Trade and engineering and construction business are not reflected on the table due to difficulties in measuring capacity, production, and utilization rate of such business.

21

[Others]
(1)     Production
(Gwh,Thousands of Tons)

		2011
		(January 1, 2011 ~
Business Area	Products	March 31, 2011	2009	2008
Power Generation	Electric Power	2,425	4,863	1,909
Lime	Lime	590	2,256	2,040
(2)     Capacity Utilization Rate for the First Quarter of 2011
(hr, Thousands of Tons)

Business Area	Products	Capacity	Production	Utilization Rate
Power Generation	Electric Power	4,320	3,237	74.9%
Lime	Lime	548	590	107.7%
C. Production Facilities

[Land]	(In millions of KRW)

	Beginning				Ending Book
Business Area	Book Balance	Increased	Decreased	Depreciation	Balance
Steel Production	1,462,996	245,578	—	—	1,708,575
Trade	144,392	—	3,034	—	141,358
Engineering & Construction	58,174	—	15,549	—	42,625
Others	346,288	—	17,430	—	328,858

Total	2,011,851	245,578	36,014	—	2,221,416

[Building]	(In millions of KRW)

	Beginning				Ending Book
Business Area	Book Balance	Increased	Decreased	Depreciation	Balance
Steel Production	3,041,080	274,988	—	68,151	3,247,917
Trade	110,570	—	1,773	824	107,973
Engineering & Construction	76,156	—	31,917	452	43,786
Others	323,358	30,992	—	3,607	350,742

Total	3,551,163	305,979	33,690	73,035	3,750,417

22

[Structures]	(In millions of KRW)

	Beginning				Ending Book
Business Area	Book Balance	Increased	Decreased	Depreciation	Balance
Steel Production	1,980,171	68,727	—	39,749	2,009,149
Trade	6,961	1	—	119	6,843
Engineering & Construction	4,801	—	61	107	4,633
Others	78,256	74,274	—	1,520	151,011

Total	2,070,189	143,002	61	41,494	2,171,636

[Machinery and Equipments]	(In millions of KRW)

	Beginning				Ending Book
Business Area	Book Balance	Increased	Decreased	Depreciation	Balance
Steel Production	13,006,926	1,235,920	—	372,288	13,870,558
Trade	11,756	441	—	424	11,773
Engineering & Construction	15,961	4,270	—	1,191	19,039
Others	742,003	329,917	—	19,725	1,052,194

Total	13,776,646	1,570,548	—	393,629	14,953,565

[Vehicles]	(In millions of KRW)

	Beginning				Ending Book
Business Area	Book Balance	Increased	Decreased	Depreciation	Balance
Steel Production	48,686	83	—	3,637	45,132
Trade	3,223	344	—	285	3,282
Engineering & Construction	3,157	929	—	330	3,756
Others	9,108	1,523	—	661	9,970

Total	64,173	2,878	—	4,912	62,139

[Tools and Fixtures]	(In millions of KRW)

	Beginning				Ending Book
Business Area	Book Balance	Increased	Decreased	Depreciation	Balance
Steel Production	45,052	12,483	—	6,539	50,996
Trade	1,185	103	—	116	1,171
Engineering & Construction	1,957	—	46	118	1,793
Others	27,244	—	2,118	2,249	22,876

Total	75,437	12,585	2,164	9,022	76,837

23

[Equipment]	(In millions of KRW)

	Beginning				Ending Book
Business Area	Book Balance	Increased	Decreased	Depreciation	Balance
Steel Production	84,313	4,010	—	6,284	82,038
Trade	10,543	985	—	797	10,730
Engineering & Construction	9,477	1,583	—	975	10,086
Others	20,345	3,634	—	1,653	22,325

Total	124,677	10,212	—	9,709	125,179

[Financial Lease Assets]	(In millions of KRW)

	Beginning				Ending Book
Business Area	Book Balance	Increased	Decreased	Depreciation	Balance
Steel Production	11,149	51	—	247	10,954
Trade	499	—	—	58	441
Engineering & Construction	10,521	1,515	—	583	11,453
Others	20,937	—	—	2,755	18,183

Total	43,106	1,566	—	3,643	41,030

24

(2)	Major Capital Expenditures

(a)	Investments under Construction

[Steel]	(In hundred millions of KRW)

						Amount
				Total	Invested	to Be
Products		Date	Project	Investment	Amount	Invested
POSCO	Expansion	November, 2010 ~ January, 2014	G)Establishment of the Fourth Hot-coil Mill	16,015	293	15,722
		April, 2008 ~ December, 2011	G) Establishment of the Fifth Coking Mill & Fifth Sintering Mill	17,059	15,477	1,582
		April, 2008 ~ September, 2016	Expansion of the Capacity of the Raw Materials Treatment Facilities	13,010	4,593	8,417
		March, 2011 ~ June, 2016	P, G) Optimization of the Facilities	22,034	—	22,034
	Renovation / Replacement	December 2010 ~ January 2014	G) Renovation of the First & Fifth Furnace	10,538	—	10,538
POSCO Specialty Steel	Expansion	November, 2009 ~ April, 2012	Establishment of a New Mill (60 ton)	2,584	438	2,146
		April 2010 ~ February 2012	Installation of New Equipments in the Existing Rolling Mill	1,501	223	1,278
		July 2010 ~ December 2011	Installation New Equipments in the Existing Steel Wire Producing Mill	120	19	101
POSCO-CSPC	Expansion	January 2011 ~ December 2011	Purchase of the Land, Establishment of a Factory, and Blanking	147	—	147
POS-HiMETAL	Expansion	April 2010 ~ September 2011	Establishment of a Ferromanganese Producing Mill	2,275	384	1,141
POSCO VST	Expansion	December 2010 ~ February 2012	Installation of the Second Cold Rolling-Mill	1,439	160	1,208
Guangdong Pohang Coated Steel	Expansion	December 2010 ~ February 2012	Expansion and Renovation of Annealing Continuous Line	214	214	—
		December 2010 ~ February 2011	Installation of a Continuous Galvanizing Line	1,550	973	577
POSCO Maharashtra Steel Private Limited	Expansion	March 2010 ~ May 2012	Installation of a Continuous Galvanizing Line (First Stage)	2,632	303	1,573
POSCO-JNPC	Expansion	February 2011 ~ October 2011	Establishment of the Second Warehouse in Yokkaichi, Japan	204	—	204

•	P stands for Pohang steel works.

•	G stands for Gwangyang steel works.

25

[Engineerng & Construction]	(In hundred millions of KRW)

				Total	Invested	Amount to Be
Items		Date	Project	Investment	Amount	Invested
POSCO Plant Engineering	Expansion	October 2010 ~ July 2011	Establishment of a Processing Plant	308	52	145

[Others]	(In hundred millions of KRW)

						Amount
				Total	Invested	to Be
Items		Date	Project	Investment	Amount	Invested
POSCO POWER	Expansion	April 2006 ~December 2011	First Expansion of Incheon Power plant	10,186	9,531	655
POSCO ICT Co.,Ltd.	Expansion	January 2011 ~December 2011	Expansion of SM Server,	300	24	276
	Expansion	January 2011 ~ December 2011	Current Investment	391	35	356
	Expansion	November 2006 ~ May 2011	Purchase of an Office Building in Pan-Gyo	274	213	61
DAEWOO INT’L AUSTRALIA HOLDINGS PTY LTD.	Expansion	October 2009 ~December 2011	NARRABRI Joint Venture Mine	1,287	47	42

•	The investments over KRW 10,000 million are only listed on the table, and the purchase of shares are not reflected on the table.

26

(b)	Planned Investments

[Steel]	(In hundred millions of KRW)

		Planned Investments
Company	Project	2011	2012	2013
POSCO	Expansion, Renovation and Replacement of Existing Facilities	22,585	45,988	26,346
POSCO MEXICO	Expansion, Renovation and Replacement of Existing Facilities	511	2,768	195
POSCO Maharashtra Steel Private Limited	Expansion, Renovation and Replacement of Existing Facilities	1,575	4,903	1,278
POSCO NST	Expansion, Renovation and Replacement of Existing Facilities	180	200	—
POSCO-IDPC	Expansion, Renovation and Replacement of Existing Facilities	160	—	—

[Engineering & Construction]	(In hundred millions of KRW)

		Planned Investments
Company	Project	2011	2012	2013
POSCO Plant Engineering	Expansion, Renovation and Replacement of Existing Facilities	229	330	760

[Others]	(In hundred millions of KRW)

		Planned Investments
Company	Project	2011	2012	2013
POSCO CHEMTECH COMPANY	Expansion, Renovation and Replacement of Existing Facilities	827
POSCO TERMINAL	Expansion, Renovation and Replacement of Existing Facilities	43	260	129

27

6. Product Sales

[Steel]	(In hundred millions of KRW)

		2011	2010
		(January 1st, 2011	(January 1st, 2010
Items		~ March 31st, 2011)	~ December 31st, 2010)
Domestic	Hot-Rolled Products	11,545	49,940
	Cold-Rolled Products	18,184	77,936
	Stainless Steel	8,674	31,621
	Others	33,249	95,802
	Subtotal	71,652	255,299
Export	Hot-Rolled Products	6,778	22,075
	Cold-Rolled Products	24,916	88,887
	Stainless Steel	16,211	61,178
	Others	11,574	27,236
	Subtotal	59,479	199,376
Total	Gross Sum	131,132	454,674
	Internal Transaction	(35,190)	(99,398)
	Net Sum	95,942	355,276

28

[Trading]	(In hundred millions of KRW)

		2011	2010
		(January 1st, 2011	(January 1st, 2010
Items		~ March 31st, 2011)	~ December 31st, 2010)
Domestic	Merchandise	2,161	1,721
	Product	243	217
	Others	8	19
Export	Merchandise	44,442	73,992
	Product	424	347
	Others	57	64
Trade among Korea, China, Japan		19,793	15,920
Other Subsidiary company sales		558	801
Internal Transaction		(19,883)	(31,487)
Net Total		47,803	61,594

[Engineering & Construction]	(In hundred millions of KRW)

			2011	2010
			(January 1st, 2011	(January 1st, 2010
Items			~ March 31st, 2011)	~ December 31st, 2010)
Construction Contract Revenue	Domestic	Architecture	3,121	12,823
		Plant	4,408	32,811
		Civil Engineering	2,512	11,355
	Overseas		4,553	8,441
Own Construction			1,127	6,101
Other Subsidiary company sales			1,491	7,704
Internal Transaction			(5,225)	(35,747)
Total			11,987	43,488

[Others]	(In hundred millions of KRW)

	2011	2010
	(January 1st, 2011	(January 1st, 2010
Items	~ March 31st, 2011)	~ December 31st, 2010)
Electric Power	6,774	18,515

29

7. Derivatives — Currency Forward Contracts
If the Exchangeable Notes to American Depository Receipts of SK Telecom issued on August 19, 2008, were converted on March 31, 2011, the derivative valuation of the profit would be KRW 604 million.
8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January 2010	• The purpose of the Cooperation Agreement is to obtain 15% stake in Roy Hill iron ore mine in Australia

POSCO ICT	R Real Estate Contract	March 2011	• POSCO ICT has purchased its new office building in Pangyo after the sale of its office building in Bundang.
• Sale Price of its Office Building in Bundang: KRW 65,000,000,000
☐ Please, refer to Form 6-K for additional information.
9. Research and Development
A. Research and Development (hereinafter, “R&D”) Organization

Business Area	Company		Organization	Staff
Steel	POSCO	POSCO’s Department	Technical Research Laboratory (Group)	829
			Iron and Steel Technology Strategy Department	71
			New Growth Technology Strategy Department	24
			Environment and Energy Department	21
			Productivity Research Center	59
		Independent	Research Institute of Industrial Science and Technology	460

30

Business Area	Company	Organization	Staff
		POSTECH	1,344
	POSCO Specialty Steel	R&D Group	18
	POSCO COATED & COLOR STEEL	Product Research Group	11
	POSCO-Nippon Steel Joint Venture	Technology Development Group	2
International Trade	DAEWOO International Corporation	Pusan Plant R&D Center Development Team	65
Engineering & Construction	POSCO Engineering & Construction	R&D Center	52
	POSCO Plant Engineering	Technology Innovation Group	11
	POSCO A&C	R&D Center, Quality Engineering Team	11
Others	POSCO POWER	R&D Center	47
	POSCO ICT	Information Control Lab	56
	POSCO CHEMTECH COMPANY	R&D Center	30

B. R&D Expenses	(In millions of KRW)

	Business Area
		International	Engineering &
Category	Steel	Trade	Construction	Others	Total
Selling and Administrative Cost	42,500	375	5,892	8,617	57,384
Manufacturing Cost	78,902	—	1,121	524	80,547
R&D Cost (Intangible Assets)	1,354	27	1,097	—	2,479

Total	122,756	402	8,110	9,141	140,410

R&D/Sales Ratio	1.28%	0.01%	0.68%	1.35%	0.86%

31

III. Financial Statements
1. Non-consolidated Financial Statements
A. Summary for the Fiscal Years 2010 through the First Quarter 2011
(In millions of KRW)

	2011
	(January 1, 2011 ~	December 31st,	January 1st,
Account	March 31, 2011)	2010	2010
Current Assets	12,923,060	12,993,605	12,899,862
Quick Assets	6,333,757	6,995,060	9,903,537
Inventories	6,589,302	5,998,545	2,996,325
Non-Current Assets	36,837,140	36,092,622	28,954,817
Investments Assets	119,783	92,273	104,362
Tangible Assets	20,135,569	20,011,110	18,412,868
Intangible Assets	234,569	229,137	201,614
Other Non-current Assets	16,347,219	15,760,102	10,235,973
Total Assets	49,760,200	49,086,227	41,854,679
Current Liabilities	5,601,367	6,051,454	2,954,337
Non-current Liabilities	7,735,123	7,011,277	6,243,095
Total Liabilities	13,336,490	13,062,731	9,197,433
Capital Stock	482,403	482,403	482,403
Capital Surplus	1,229,699	1,158,539	1,158,539
Capital Adjustments	(2,391,406)	(2,403,263)	(2,403,263)
Accumulated Other Comprehensive Income	893,880	1,011,557	634,571
Retained Earnings	36,209,133	35,774,259	32,784,996
Total Shareholders’ Equity	36,423,709	36,023,496	32,657,246
Sales	9,112,123	32,582,037	—
Operating Income	920,972	4,784,518	—
Net Income	927,356	3,784,361	—

32

B. The Standards Used for Reporting the Financial Statements
The company prepared its financial statements in accordance with the Korean International Financial Reporting Standards (hereinafter, the “K-IFRS”) and Certified Public Accountant’s audit opinions on financial statements.
C. Non-consolidated Financial Statements
(1)	Balance Sheet

Refer to the attached financial report as of December 31, 2010.

(2)	Income Statements

Refer to the attached financial report as of December 31, 2010.

(3)	The Note on the Financial Statement

Refer to the auditor’s note about the financial statement.

33

2. Consolidated Financial Statements

A. Summary for the First Quarter of 2011 and the Fiscal Year 2010	(In millions of KRW)

	2011
	(January 1, 2011 ~	December 31st,	January 1st,
Account	March 31, 2011)	2010	2010
[Current Assets]	28,718,620	27,658,484	20,415,751
Cash & Cash equivalentss	4,028,558	3,521,045	2,273,059
Other Current Financial Instruments	2,895,843	4,383,302	7,211,023
Accounts Receivable	10,000,725	9,205,118	5,286,130
Inventories	10,397,750	9,559,206	4,918,413
Other Current Assets	1,395,744	989,813	727,126
[Non-current Assets]	42,431,366	41,746,049	31,097,292
Other Non-current Financial Instruments	6,266,129	6,417,038	5,308,660
Investment Securities	3,663,047	3,306,425	950,449
Tangible Assets	25,694,136	25,437,740	22,342,747
Good Will & Other Intangible Assets	4,752,432	4,619,169	754,231
Other Non-current Assets	2,055,622	1,965,677	1,741,205
Total Assets	71,149,986	69,404,533	51,513,043
[Current Liabilities]	18,261,222	18,286,148	9,008,563
[Non-current Liabilities]	13,942,996	12,581,218	9,170,799
Total Liabilities	32,204,218	30,867,366	18,179,362
[Controlling Interest]	37,033,723	36,575,686	32,679,964
Capital Stock	482,403	482,403	482,403
Capital Surplus	1,174,986	1,101,561	1,199,666
Retained Earnings	36,521,624	35,955,177	32,634,833
Other Controlling Interest	(1,145,290)	(963,455)	(1,636,938)
[Minority Interest]	1,912,045	1,961,481	653,717
Total Shareholders’ Equity	38,945,768	38,537,167	33,333,681
Total Sales	16,250,564	47,887,255
Operating Income	1,355,871	5,433,520
Consolidated Net Profit	1,093,062	4,185,651
Consolidated Total Comprehensive Income	827,871	4,765,441
Number of Consolidated Companies	195	173	112

34

B. The Standards Used for Reporting the Financial Statements
The company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (hereinafter, the “K-IFRS”) and applied it to each company’s final financial statements.
C. Consolidated Financial Statements
(1)	Consolidated Balance Sheet
Refer to the attached consolidated financial report for the first quarter of the fiscal year 2011 as of March 31, 2011.
(2)	Consolidated Income Statements
Refer to the attached consolidated financial report for the first quarter of the fiscal year 2011 as of March 31, 2011.

35

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES
1. Overview of Corporate Governance
A. Board of Directors
(1)	Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our articles of incorporation, our board shall consist of five directors who also act as our executive officers (hereinafter, the “Inside Directors”) and eight directors who are to be outside directors (hereinafter, the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (hereinafter, the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:
(a)	Director Candidate Recommendation Committee;
(b)	Evaluation and Compensation Committee;
(c)	Finance and Operation Committee;
(d)	Executive Management Committee;
(e)	Audit Committee; and
(f)	Related Party Transaction Commitee.

36

☐ Composition of the Special Committees under the Board of Directors and their Functions

Category	Composition	Directors	Major Functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Lee, Young-Sun Nam, Yong Byun, Dae-Gyu Choi, Jong-Tae
•     Reviews the qualifications of potential candidates

•     Proposes nominees to serve on the Board of Directors as Outside Directors

•     Advances nomination of Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Kim, Byung-Ki Han, Joon-Ho, Lee, Chang-Hee, Byun, Dae-Gyu	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews directorstion procedures of retirement allowance

Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Han, Joon-Ho Lee, Young-Sun Nam, Yong Park, Han-Yong Oh, Chang-Kwan
•     Advances deliberation of new crucial investments in other companies

•     Revises the internal regulations regarding the operation of the Board of Directors

•     Deliberates financial matters and donations between KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Lee, Chang-Hee Kim, Byung-Ki Park, Sang-Kil
•     Audits the accounting system and business operations

•     Examines the agenda for, and financial statements and other reports to be submitted by, the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Lee, Chang Hee Kim, Byung-Ki Park, Sang-Kil
•     Reviews the related party and the other internal transaction exceeding KRW 10 billion if it complies with the MRFTA

•     Reviews the related party and the other internal transactions exceeding KRW 5 billion but less than 10 billion if it complies with the MRFTA and accept or reject the execution of such transaction

Executive Management Committee	5 Inside Directors	Chung, Joon-Yang Choi, Jong-Tae Park, Han-Yong Oh, Chang-Kwan Kim, Jin-Il
•     Oversees decisions with respect to our operational and management matters

•     Reviews management’s proposals of new strategic initiatives

•     Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•     Reviews and revise working policies and welfares

(2)	Establishment and Composition of the Director Candidate Recommendation Committee
(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

37

☐	Composition of the Director Candidate Recommendation Committee
•	Effective Date: February 25, 2011

Lee, Young-Sun (Chairman)	Outside Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside>
Nam, Yong (Member)	Outside Director	• Outside Directors (3), Inside Director (1): Pursuant to Article 542-8 of the Commercial Code of the Republic of Korea
Byun, Dae-Gyu (Member)	Outside Director
Choi, Jong-Tae (Member)	Inside Director
(3)	List of Outside Directors (as of March 31, 2011)

Relation with
Majority
Name	Experience	Shareholder	Remarks
Yoo, Jang-Hee	• President, East Asian Economic Association, Japan • Former Vice President, External Affairs, Ewha Womans University	None	Chairman Board of Director

Han, Joon-Ho	• CEO and Vice Chairman, Samchully Co., Ltd. • Former Chairman and CEO, Korea Electric Power Corporation	None

Lee, Young-Sun	• President of Hallym University • Former Professor of Yonsei University	None

Kim, Byung Ki	• Visiting Professor of College of Engineering, Seoul National University • Former President and Research Fellow, Samsung Economic Research Institute	None

Lee, Chang Hee	• Professor of College of Law, Seoul National University • Former International Director, Tax Law Association	None

Nam, Yong	• Vice Chairman and CEO, LG Electronics • President of Strategic Business Initiatives, LG Corporation Co., Ltd • President and CEO, LG Telecom, Ltd.	None

Byun, Dae-Gyu	• Chairman and CEO, Humax Co., Ltd. • Member of National Science and Technology Council • Full member of the National Academy of Engineering of Korea	None

Park, Sang-Kil	• Attorney at Law, Kim and Chang • Prosecutor General, Daejeon High Prosecutor’s Office • Prosecutor General, Busan High Prosecutor’s Office	None

38

☐ List of Key Activities of the Board of Directors (January 1, 2011 — May 30, 2011)

Session	Date	Agenda	Approval
2011-1	January 13	1. Approval of the financial statements for the forty-third fiscal year and convening schedule of the forty-third general meeting of shareholders
		2. Disposal of treasury shares according to execute equity swap with Kookmin Bank	All 2 Cases Approved

2011-2	February 1	1. Agenda for the forty-second general meeting of shareholders
2. Financing plan for the first half of the fiscal year 2011
3. Establishment of an electrical steel coil production line in India
		4. Recommendation of candidates for Inside Directors	All 4 Cases Approved

2011-3	February 22	Improvement plan for the operation of the Board of Directors	Approved

2011-4	February 25	1. Appointment of a chairman of Board of Directors
2. Appointment of the special committee members
3. Approval of designation of positions for executive officers
		4. Approval of designation of positions for Inside Directors	All 4 Cases Approved

2011-5	March 25	1. Approval for the establishment of a FINEX Plant, a wire-rod production plant and a stainless steel Production plant at Pohang steel works
2. Participation of Zirconium / Titanium mine joint venture
		3. Investment plan for POSCO-National Pension Service Global Investment Fund	All 3 Cases Approved

2011-6	May 13	1. Investment plan for POSCO-CSPC Co. Ltd in Bazil
2. Capital increase and payment guarantees of POSCO-Mexico
3. Capital increase for the benefit of a domestic affiliate, POSCO AST Co., Ltd.
4. Participation in the final bidding for the acquisition of Korea Express Co., Ltd.
5. Issuance of Global Exchangeable Bonds
6. Contribution to the POSCO Educational Foundation
7. Amendment to the internal accounting management regulation
		8. Amendment to the compensation standard for directors and officers	All 8 Cases Approved

39

☐ Major Activities of Outside Directors on the Board of Directors (January 1, 2011 — May 30, 2011)

Session	Date	Number of Participating Outside Directors	Remarks
2011-1	January 13	8
2011-2	February 1	8
2011-3	February 22	8
2011-4	February 25	8
2011-5	March 25	8
2011-6	May 13	8
(4)	Composition of the Special Committees and their Activities
(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2011 — May 30, 2011)

Session	Date	Agenda	Approval
2011-1	January 27	Assessment of qualifications of Inside Directors	—
2011-2	February 1	Assessment of qualifications and recommendation of Outside Directors	Approved
2011-3	February 21	Improvement plan for operation of the Board of Directors	—
2011-4	February 25	1. Appointment of the special committee members	—
2. Approval of the designation of executive officers
3. Appointment of Inside Directors
(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2011 — May 30, 2011)

Session	Date	Agenda	Approval
2011-1	January 13	Evaluation of the fiscal year 2010 management result	Approved
2011-2	May 13	Amendment to the compensation standard for directors and officers	—

40

(c)	Major Activities of Finance and Operation Committee (January 1, 2011 — May 30, 2011)

Session	Date	Agenda	Approval
2011-1	January 13	Disposal of treasury shares according to execute equity swap with Kookmin Bank	—
2011-2	February 1	Financing plan for the first half of the fiscal year 2011	—
2011-3	February 21	Improvement plan for operation of the Board of Directors	—
2011-4	March 24	1. Participation of Zirconium / Titanium mine joint venture
2. Investment plan for POSCO-National Pension Service Global Investment Fund
3. Certification of payment for Zhangjiagang Pohang Stainless Steel Processing Center Co., Ltd.
2011-5	May 12	1. Issuance of Global Exchangeable Bonds	—
		2. Participation in the final bidding for the acquisition of Korea Express Co., Ltd.	—
		3. Participation in the wind power generation project	—
		4. Payment guarantee for the Titanium Slab joint venture	Approved
		5. Contribution to the National Academy of Science	Approved
(d)	Major Activities of Related Party Transaction Committee (January 1, 2011 — May 30, 2011)

Session	Date	Agenda	Approval
2011-1	January 12	Fair Trading Program operating result and plan	—
2011-2	March 24	Change of a Fair Trading Program manager	Approved
2011-3	May 12	1. Contribution to the POSCO Educational Foundation	—
2. Capital increase for the double width equipment of POSCO-AST Co., Ltd
(e)	Major Activities of Executive Management Committee (January 1, 2011 — May 30, 2011)

Session	Date	Agenda	Approval
2011-1	January 18	1. Establishment of an electrical steel coil production line in India	—
		2. Capital increase for the establishment of the third plant at POSCO-CSPC Co. Ltd.	Approved
2011-2	February 1	Additional funding for the release of altitude limit of a new steel making plant at Pohang steel works	Approved
2011-3	February 23	Establishment of the third equipment extension site at Gwangyang works	Approved
2011-4	March 29	1. Establishment of a fast process equipment for the disposal of slags at Gwangyang works	Approved
2. Rationalization of the first stainless steel rolling line at Pohang steel works
2011-5	April 26	1. Investment plan for POSCO-CSPC Co. in Brazil	—
		2. Capital increase and payment guarantees of POSCO-Mexico continuous galvanizing line	—
		3. Rationalization of the first and the second sintering line and improvement of the dust collection equipments used at the first, the second, the third and the fourth sintering line in Gwangyang	Approved
2011-6	May 26	1. Improvement of the dust collection equipments used at the second and the third stainless steel manufacturing line	Approved
2. Establishment of a rolled steel processing center in Jilin, China
3. Closing of the Shareholders Registry for the 2011 interim dividend

41

B. Audit Committee
Under the Korean laws and our articles of incorporation, we are required to have an audit committee (hereinafter les of incorporati. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. We currently have an Audit Committee composed of four Outside Directors. Members of our Audit Committee are Lee, Chang-Hee (chairman), Kim, Byung Ki and Park, Sang-Kil.
The duties of the Audit Committee include:
•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;
•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;
•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.
In addition, in connection with the general meetings of shareholders, the Audit Committee examines the agenda, and financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.
(1)	Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks

Lee, Chang-Hee Kim, Byung Ki Park, Sang-Kil	Satisfies requirements stipulated in the articles of incorporation	Chairman

42

(2)	Major Activities of the Audit Committee (Auditors) (January 1, 2011 — May 30, 2011)

Session	Date	Agenda	Approval
2011-1	January 12	• Report Agenda • Reporting of the operations of the internal accounting control system for the fiscal year 2010

2011-2	February 1
•      Deliberation Agendas

•     Approval of audit and non-audit services of external auditors

•     Assessment of the operations of the internal accounting control system for the fiscal year 2010

•      Audit result for the fiscal year 2010

•     Appointment of external auditors

•     Report Agenda

•     Audit result for the fiscal year 2010 by external auditor

•     Audit result of POSCO Employee Welfare Fund
Approved Approved Approved Approved

2011-3	February 25	• Deliberation Agendas • Appointment of a chairman of the Audit Committee	Approved

2011-4	March 24	• Deliberation Agenda • Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries • Report Agenda • Operation plans for the fiscal year 2010	Approved

2011-5	May 12
•      Deliberation Agenda

•      Approval of audit and non-audit services of external auditors

•      Report Agenda

•      External audit result for the fiscal year 2010 (Consolidated)

•      Internal audit result for the fiscal year 2010 (Consolidated)

•      Audit result for the first quarter of 2011 (Consolidated)
Approved
C. Voting Rights by Shareholders
(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.
(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

43

D. Compensation of Directors and Officers
(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries
(In KRW)

Ceiling Amount
Approved at
Shareholders
Category	Total Payment	Meeting	Remarks
Inside Director	1,386 million	7 billion
Independent Non-Executive Director	298 million
Members of the Audit Committee	17 million
Total	1,701 million
☐ Payment Period: January 1, 2011 ~ March 31, 2011.
☐ Outside Directors do not include the members of the Audit Committee.
(2)	List of Stock Options Presented to the Executives
(As of May 31, 2011)

		Number of Share			Exercising	Exercising
Date of Grant	Name	Grant	Exercise	Remaining	Period	Price

July 23, 2004	Chung , Keel-Sou	9,800	9,800	—	July 24, 2006 ~ July 23, 2011	\151,700
	Kim, Dong-Jin	7,840	—	7,840
	Lee, Ku-Taek	49,000	20,000	29,000
	Kim, Sang-Young	9,800	—	9,800
	Shin, Ki-Chul	9,800	2,000	7,800
	Kim, Sang-Myun	9,800	7,000	2,800
	Park, Young-Ju	1,862	—	1,862
	Suh, Yoon-Suk	1,862	1,500	362

April 28, 2005	Yong Ghul Yoon	10,000	—	10,000	April 29, 2007 ~ April 28, 2012	\194,900
	Noi Ha Cho	10,000	—	10,000
	Wook Sun	2,000	—	2,000
	Charles Ahn	2,000	—	2,000
	Jong Doo Choi	2,000	—	2,000

Total		125,764	40,300	85,464	—	—

☐ The stock option program was terminated on the thirty eighth general meeting of shareholders (February 24, 2006).

44

POSCO
and Subsidiaries
Condensed Consolidated Interim Financial Statements
(Unaudited)
March 31, 2011
(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report
Based on a report originally issued in Korean
The Board of Directors and Stockholders
POSCO:
Reviewed financial statements
We have reviewed the accompanying consolidated statement of financial position of POSCO and subsidiaries (the “Company”) as of March 31, 2011, and the consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2011 and 2010 and notes, comprising a summary of significant accounting policies and other explanatory information (“the condensed consolidated interim financial information”).
Management’s responsibility
Management is responsible for the preparation and fair presentation of this condensed consolidated interim financial information in accordance with Korean International Financial Reporting Standard (“K-IFRS”) 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare the condensed consolidated interim financial statements free of material misstatements due to error or fraud.
Auditor’s review responsibility
Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.
We conducted our review in accordance with the Review Standards for Quarterly/Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information referred to above is not presented fairly, in all material respects, in accordance with K-IFRS 1034 “Interim Financial Reporting”.

Other considerations
As discussed in note 3, the Company prepared the condensed consolidated interim financial information in accordance with accounting policies which management plans to adopt for its first annual financial statements in accordance with K-IFRS. The accounting policies applied for the condensed consolidated interim financial statements may be changed by management as considered necessary in the course of preparation of its first annual financial statements in accordance with K-IFRS for the year ending December 31, 2011.
Seoul, Korea
May 27, 2011
This report is effective as of May 27, 2011, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial information. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Consolidated Statements of Financial Position
As of March 31, 2011 and December 31, 2010
(Unaudited)

(in millions of Won)	Notes	2011		2010

Assets

Cash and cash equivalents	4, 17, 31	~~W~~	4,028,558	3,521,045
Trade accounts and notes receivable, net	5, 13, 17, 29		10,000,725	9,205,118
Other short-term financial assets	6, 17		2,895,843	4,383,302
Inventories	7		10,397,750	9,559,206
Current deferred tax assets	26		25,210	17,655
Non-current assets held for sale			67,240	—
Other current assets	8		1,303,294	972,158

Total current assets			28,718,620	27,658,484

Long-term trade accounts and notes receivable, net	5, 17, 29		263,334	273,622
Other long-term financial assets	6, 17		6,266,129	6,417,038
Investment in associates	1, 9		3,663,047	3,306,425
Investment property, net	10		518,722	493,365
Property, plant and equipment, net	11		25,694,136	25,437,740
Intangible assets, net	12		4,752,432	4,619,169
Deferred tax assets	26		563,423	538,877
Other long-term assets	8		710,143	659,813

Total non-current assets			42,431,366	41,746,049

Total assets		~~W~~	71,149,986	69,404,533

See accompanying notes to condensed consolidated interim financial statements.

POSCO
Consolidated Statements of Financial Position, Continued
As of March 31, 2011 and December 31, 2010
(Unaudited)

(in millions of Won)	Notes	2011		2010

Liabilities

Trade accounts and notes payable	17, 29	~~W~~	4,507,306	3,980,701
Short-term borrowings	15, 17		9,954,723	10,476,300
Other short-term financial liabilities	16, 17		1,599,666	1,520,877
Current income tax liabilities	26		598,211	779,019
Provisions	18		53,663	38,004
Other current liabilities	13, 14		1,547,653	1,491,247

Total current liabilities			18,261,222	18,286,148

Long-term trade accounts and notes payable	17, 29		368	378
Long-term borrowings	15, 17		12,005,271	10,663,941
Other long-term financial liabilities	16, 17		163,835	175,774
Employee benefits	19		405,115	503,126
Deferred tax liabilities	26		1,165,553	1,028,728
Long-term provisions	18		130,631	128,885
Other long-term liabilities	14		72,224	80,386

Total non-current liabilities			13,942,997	12,581,218

Total liabilities			32,204,219	30,867,366

Equity

Equity attributable to owners of POSCO
Share capital			482,403	482,403
Capital surplus			1,174,986	1,101,562
Reserves	20		1,246,115	1,439,807
Treasury shares	21		(2,391,406)	(2,403,263)
Retained earnings			36,521,624	35,955,177

			37,033,722	36,575,686

Non-controlling interests			1,912,045	1,961,481

Total equity			38,945,767	38,537,167

Total liabilities and equity		~~W~~	71,149,986	69,404,533

See accompanying notes to condensed consolidated interim financial statements.

POSCO
Consolidated Statements of Comprehensive Income
For the three-month periods ended March 31, 2011 and 2010
(Unaudited)

(in millions of Won, except per share information)	Notes	2011		2010

Revenue	29, 32	~~W~~	16,250,564	9,777,263

Cost of sales	29		(14,078,500)	(7,728,983)

Gross profit			2,172,064	2,048,280

Selling and administrative expenses
Selling expenses	23		(372,377)	(225,990)
Administrative expenses	23		(497,118)	(306,746)

			(869,495)	(532,736)

Other operating income	24		77,724	81,860
Other operating expenses	24		(24,422)	(38,962)

Operating profit	32		1,355,871	1,558,442

Share of profit of equity-accounted investees			(21,347)	35,956
Finance income	25		822,346	487,732
Finance costs	25, 27		(721,178)	(292,146)

Profit before income tax			1,435,692	1,789,984
Income tax expense	26		(342,630)	(413,871)

Profit for the period			1,093,062	1,376,113
Other comprehensive income
Capital adjustment arising from investments in equity-method investees, net of tax			18,458	(27,319)
Net changes in fare value of available-for-sale investments, net of tax			(268,019)	59,040
Foreign currency translation differences, net of tax			(88,392)	(56,212)
Defined benefit plan actuarial gains (loses), net of tax			72,762	(47,627)

Other comprehensive income for the period			(265,191)	(72,118)

Total comprehensive income for the period		~~W~~	827,871	1,303,995

Profit attributable to:
Owners of POSCO		~~W~~	1,090,722	1,364,102
Non-controlling interests			2,340	12,011

Profit for the period		~~W~~	1,093,062	1,376,113

Total comprehensive income attributable to:
Owners of POSCO		~~W~~	967,171	1,293,094

Non-controlling interests			(139,300)	10,901

Total comprehensive income for the period		~~W~~	827,871	1,303,995

Basic and diluted earnings per share	28	~~W~~	14,115	17,708

See accompanying notes to condensed consolidated interim financial statements.

POSCO
Consolidated Statements of Changes in Equity
For the three-month periods ended March 31, 2011 and 2010
(Unaudited)

	Owners of POSCO							Non-
	Share		Capital		Treasury	Retained	Sub	Controlling
(in millions of Won)	Capital		Surplus	Reserves	Shares	Earnings	Total	Interests	Total
Balance as of January 1, 2010	~~W~~	482,403	1,199,666	766,324	(2,403,263)	32,634,833	32,679,963	653,717	33,333,680
Comprehensive income:
Profit for the period		—	—	—	—	1,364,102	1,364,102	12,011	1,376,113
Net changes in accumulated comprehensive income (loss) of investments of equity-accounted investees		—	—	(28,915)	—	—	(28,915)	1,596	(27,319)
Net changes in fair value of available-for-sale investments		—	—	59,116	—	—	59,116	(76)	59,040
Foreign currency translation differences		—	—	(56,091)	—	—	(56,091)	(121)	(56,212)
Defined benefit plan actuarial losses		—	—	—	—	(45,118)	(45,118)	(2,509)	(47,627)

Total comprehensive income		—	—	(25,890)	—	1,318,984	1,293,094	10,901	1,303,995

Transactions with owners of POSCO, recognized directly in equity:
Year-end dividends		—	—	—	—	(500,714)	(500,714)	(11,802)	(512,516)
Changes in ownership interests in subsidiaries		—	(50,559)	—	—	—	(50,559)	51,159	600
Others		—	(4,288)	(2,923)	—	24,350	17,139	1,897	19,036

Total transactions with owners of POSCO		—	(54,847)	(2,923)	—	(476,364)	(534,134)	41,254	(492,880)

Balance as of March 31, 2010	~~W~~	482,403	1,144,819	737,511	(2,403,263)	33,477,453	33,438,923	705,872	34,144,795

See accompanying notes to condensed consolidated interim financial statements.

POSCO
Consolidated Statements of Changes in Equity, Continued
For the three-month periods ended March 31, 2011 and 2010
(Unaudited)

	Owners of POSCO							Non-
	Share		Capital		Treasury	Retained	Sub	Controlling
(in millions of Won)	Capital		Surplus	Reserves	Shares	Earnings	Total	Interests	Total
Balance as of January 1, 2011	~~W~~	482,403	1,101,562	1,439,807	(2,403,263)	35,955,177	36,575,686	1,961,481	38,537,167
Comprehensive income:
Profit for the period		—	—	—	—	1,090,722	1,090,722	2,340	1,093,062
Net changes in accumulated comprehensive income (loss) of investments of equity-accounted investees		—	—	19,722	—	—	19,722	(1,264)	18,458
Net changes in fair value of available-for-sale investments		—	—	(267,343)	—	—	(267,343)	(676)	(268,019)
Foreign currency translation differences		—	—	48,815	—	—	48,815	(137,207)	(88,392)
Defined benefit plan actuarial gains (losses)		—	—	—	—	75,255	75,255	(2,493)	72,762

Total comprehensive income		—	—	(198,806)	—	1,165,977	967,171	(139,300)	827,871

Transactions with owners of POSCO, recognized directly in equity:
Year-end dividends		—	—	—	—	(577,747)	(577,747)	(11,528)	(589,275)
Changes in ownership interests in subsidiaries		—	3,641	—	—	—	3,641	(3,641)	—
Acquistion of treasury shares		—	—	—	(61,296)	—	(61,296)	—	(61,296)
Disposal of treasury shares		—	71,160	—	73,153	—	144,313	—	144,313
Contribution by non-controlling interests		—	—	—	—	—	—	95,849	95,849
Others		—	(1,377)	5,114	—	(21,783)	(18,046)	9,184	(8,862)

Total transactions with owners of POSCO		—	73,424	5,114	11,857	(599,530)	(509,135)	89,864	(419,271)

Balance as of March 31, 2011	~~W~~	482,403	1,174,986	1,246,115	(2,391,406)	36,521,624	37,033,722	1,912,045	38,945,767

See accompanying notes to condensed consolidated interim financial statements.

POSCO
Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2011 and 2010
(Unaudited)

(in millions of Won)	Notes	2011		2010

Cash flows from operating activities
Cash generated from operations		~~W~~	669,140	1,774,520
Profit for the period			1,093,062	1,376,113
Adjustments	31		898,792	928,006
Changes in operating assets and liabilities	31		(1,322,714)	(529,599)
Interest received			53,258	59,208
Interest paid			(206,799)	(120,550)
Dividends received			15,436	31,036
Income taxes paid			(350,765)	(205,391)

Net cash provided by operating activities		~~W~~	180,270	1,538,823

Cash flows from investing activities
Disposal of short-term financial instruments			2,503,461	3,032,060
Collection of loans			106,057	56,297
Disposal of available-for-sale investments			11,419	132,103
Disposal of held-to-maturity securities			39	133
Disposal of investments of equity-accounted investees			—	11,862
Disposal of property, plant and equipment			13,958	8,614
Disposal of subsidiaries			2,148	534
Disposal of net assets from changes in scope of consolidation			—	6,746
Acquisition of short-term financial instruments			(1,364,017)	(3,150,226)
Increase of loans			(19,483)	(59,290)
Acquisition of available-for-sale investments			(151,352)	(246,250)
Acquistion of held-to-maturity securities			(126)	(217)
Acquisition of investments of equity-accounted investees			(365,407)	(41,411)
Acquisition of property, plant and equipment			(965,652)	(1,269,710)
Acquisition of intangible assets			(96,567)	(10,844)
Acquisition of subsidiaries			(55,004)	(119)
Other, net			85,666	(105,622)

Net cash used in investing activities		~~W~~	(294,860)	(1,635,340)

See accompanying notes to condensed consolidated interim financial statements.

POSCO
Consolidated Statements of Cash Flows, Continued
For the three-month periods ended March 31, 2011 and 2010
(Unaudited)

(in millions of Won)	Notes	2011		2010

Cash flows from financing activities
Proceeds from borrowings			1,169,018	724,417
Payment of cash dividends			(582,668)	(494,566)
Disposal of treasury shares			164,384	—
Acquisition of treasury shares			(61,296)	—
Other, net			192,763	(21,023)

Net cash provided by financing activities		~~W~~	676,025	208,828

Cash flows from foreign currency translation			(39,231)	(26,684)
Net decrease in cash and cash equivalents from changes in scope of consolidation			—	(4,839)
Effect of exchange rate fluctuation on cash held			(14,691)	(3,136)

Net increase in cash and cash equivalents			507,513	77,652

Cash and cash equivalents at beginning of the period	4		3,521,045	2,273,059

Cash and cash equivalents at end of the period	4	~~W~~	4,028,558	2,350,711

See accompanying notes to condensed consolidated interim financial statements.

POSCO
Notes to Condensed Consolidated Interim Financial Statements
As of March 31, 2011
(Unaudited)
Consolidated Companies
1. General Information
General information about POSCO which is controlling company, its 51 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd., 143 foreign subsidiaries including POSCO America Corporation and its 81 associates are as follows:
(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through nine of its overseas liaison offices.

As of March 31, 2011, the shares of POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
(b)	Consolidated subsidiaries
Details of consolidated subsidiaries as of March 31, 2011 are as follows:

	Principal Operations	Ownership (%)	Region
[Domestic]
POSCO E&C Co., Ltd.	Engineering and Construction	89.53	Pohang
POSCO P&S Co., Ltd.	Steel sales and service	95.31	Seoul
POSCO Coated & Color Steel Co., Ltd.	Coated steel manufacturing	56.87	Pohang
POSCO Plant Engineering Co., Ltd.	Steel work maintenance and machinery installation	100.00	Pohang
POSCO ICT Co., Ltd.	Computer hardware and software distribution	72.54	Seongnam
POSCO Research Institute	Economic research and consulting	100.00	Seoul
Seoung Gwang Co., Ltd.	Athletic facilities operation	100.00	Suncheon
POSCO Architects & Consultants Co., Ltd.	Architecture and consulting	100.00	Seoul
POSCO Specialty Steel Co., Ltd.	Steel manufacturing and Sales	100.00	Changwon
POSTECH Venture Capital Corp.	Investment in venture companies	95.00	Pohang
eNtoB Co., Ltd.	Electronic commerce	62.38	Seoul
POSCO Chemtec Company Ltd.	Manufacturing and sellings	60.00	Pohang
POSCO Terminal Co., Ltd.	Transporting and warehousing	51.00	Gwangyang
POSCO Power Corp.	Generation of Electricity	85.71	Seoul
Postech 2006 Energy Fund (*1)	Investment in new technologies	22.11	Seoul
PHP Co., Ltd.	Rental houses	100.00	Incheon
POSCO TMC Co., Ltd.	Steel manufacturing and Sales	67.76	Cheonan
PNR Co., Ltd.	Steel manufacturing and Sales	70.00	Pohang
Megaasset Co., Ltd.	Real estate rental and sales	100.00	Cheonan
DAEWOO ENGINEERING COMPANY	Construction and engneering service	92.26	Seongnam
PoHang Feul Cell Co. Ltd.	Generation of electricity	100.00	Pohang
Pohang SPFC Co., Ltd.	Steel manufacturing	90.00	Pohang
POSWITH Co., Ltd.	Industrial clean service	100.00	Pohang
BASYS INDUSTRY CO., LTD.	Panel board, electric and control panel manufacturing	65.00	Seongnam
POSTECH BD Newundertaking fund	Bio diesel Industries	100.00	Pohang
POSBRO Co., Ltd.	Video game manufacturing	97.79	Seongnam
POSCOAST Co., Ltd.	Steel manufacturing and Sales	100.00	Ansan
DaiMyung TMS Co., Ltd.	Cold- rolling of stainless steel , nickel alloy	100.00	Siheung
POS-HiMETAL CO., Ltd.	Steel manufacturing and Sales	65.00	Gwangyang
POSCO E&E Co., Ltd.	Services	100.00	Seoul
POMIC Co., Ltd.	Education Services	100.00	Pohang
POSFINE Co., Ltd.	Non metallic minerals manufacturing	69.23	Gwangyang
POS ECO HOUSING Co., Ltd.	Construction	85.25	Pohang
Mapo high broad parking Co., Ltd.	Construction	67.00	Seoul
Dakos Co. Ltd.	Railway equipment manufacturing	81.00	Seongnam
Kwang Yang SPFC Co., Ltd.	Steel manufacturing	100.00	Gwangyang
POSCALCIUM Company, Ltd.	Non metallic minerals manufacturing	70.00	Pohang
Plant Engineering service Technology Co., Ltd.	Engineering Service	100.00	Pohang
Postech Early Stage Fund (*1)	Financial investment	10.00	Pohang
BUSAN E&E Co., Ltd.	Handling & disposal of waste matter	70.00	Busan
POSCO Family Strategy Funds	Financial investment	100.00	Pohang
POREKA Co., Ltd.	Advertising agency	100.00	Seoul
Songdo SE Co., Ltd.	Cleaning service	100.00	Incheon
Posgreen Co., Ltd.	Plastic manufacuring	60.00	Gwangyang
Daewoo International Corporation	Trading, Energy & Resource development	66.91	Seoul
POSCOLED Co., Ltd.	LED lightning	80.03	Seongnam
Gunsan SPFC Co., Ltd.	Steel manufacturing	100.00	Gunsan
POSCO NST Co., Ltd.	Steel manufacturing	100.00	Busan
Pohang Scrap Recycling Center Co., Ltd	Steel manufacturing	51.00	Pohang
PSC energy global Co., Ltd.	Business service	100.00	Pohang
Suncheon Ecotrans Co., Ltd	Train manufacturing & management	100.00	Suncheon

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)

	Principal Operations	Ownership (%)	Region
[Foreign]
POSCO America Corporation	Steel trading	100.00	USA
POSCO Australia Pty. Ltd.	Iron ore sales & mine development	100.00	Australia
POSCO Canada Ltd.	Coal sales	100.00	Canada
POSCAN Elkveiw Coal Ltd.	Coal sales	100.00	Canada
POSCO Asia Co., Ltd.	Steel transit trading	100.00	HongKong
Dalian POSCO Steel Co., Ltd.	Steel manufacturing	85.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing	100.00	China
POSCO-JKPC Co., Ltd.	Steel manufacturing	95.00	Japan
International Business Center Corporation	Leasing Service	60.00	Vietnam
POSCO E&C Vietnam Co., Ltd.	Steel manufacturing	100.00	Vietnam
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	82.48	China
Guangdong Pohang Coated Steel Co., Ltd.	Plating steel sheet manufacturing	94.55	China
POSCO (Thailand) Co., Ltd.	Steel manufacturing	100.00	Thailand
Myanmar POSCO Steel Co., Ltd.	Zinc relief manufacturing	70.00	Myanmar
POSCO-JOPC Co., Ltd.	Steel manufacturing	56.84	Japan
POSCO Investment Co., Ltd.	Financial Service	100.00	HongKong
POSCO-MKPC SDN BHD.	Steel manufacturing	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	100.00	China
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing	100.00	China
POSCO Bio Ventures L.P.	Bio tech Industry	100.00	USA
PT. POSNESIA	Steel manufacturing	70.00	Indonesia
POSEC-Hawaii Inc.	Real estate Industry	100.00	USA
POS-Qingdao Coil Center Co., Ltd.	Steel manufacturing	100.00	China
POS-Ore Pty. Ltd.	Iron ore sales & mine development	100.00	Australia
POSCO-China Holding Corp.	A holding company	100.00	China
POSCO-Japan Co., Ltd.	Steel trading	100.00	Japan
POS-CD Pty. Ltd.	Coal sales	100.00	Australia
POS-GC Pty. Ltd.	Coal sales	100.00	Australia
POSCO-India Private Ltd.	Steel manufacturing	100.00	India
POS-India Pune Steel Processing Centre Pvt. Ltd.	Steel manufacturing	65.00	India
POSCO-JNPC Co., Ltd.	Steel manufacturing	90.00	Japan
POSCO-Foshan Steel Processing Center Co.,Ltd.(POSCO-CFPC)	Steel manufacturing	100.00	China
POSCO E&C (Beijing) Co., Ltd.	Construction and civil engineering	100.00	China
POSCO MPC S.A. de C.V.	Steel manufacturing	90.00	Mexico
Zhangjigang Pohang Port Co., Ltd.	Load and unload Industry	100.00	China
Qingdao Pos-metal Co., Ltd.	Logistics warehousing	100.00	China
POSCO-Vietnam Co., Ltd.	Steel manufacturing	85.00	Vietnam
POSCO-Mexico Co., Ltd.	Mobile steel sheet manufacturing	100.00	Mexico
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.	Steel manufacturing	76.40	India
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd.	Steel manufacturing	60.00	Poland
POS-NP Pty. Ltd.	Coal sales	100.00	Australia
POSCO-Vietnam Processing Center Co., Ltd.	Steel manufacturing	89.58	Vietnam
POSCO (Chongqing) Automotive Processing Center Co, Ltd.	Steel manufacturing	100.00	China
Suzhou POS-CORE Technology Co., Ltd.	Component manufacturing	100.00	China
POSCO-JYPC Co., Ltd.	Steel manufacturing	82.37	Japan
POSCO-Malaysia SDN. BHD.	Steel manufacturing	93.41	Malaysia
POS-Minerals Corporation	Mine development & sales	100.00	USA

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)

	Principal Operations	Ownership (%)	Region
[Foreign]
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing	100.00	China
POSCO E&C India Private Ltd.	Construction and engineering	100.00	India
POSCO E&C SMART	Construction	100.00	Mexico
POSCO-Phillippine Manila Processing Center Inc.	Steel manufacturing	100.00	Philippines
Dalian POSCON Dongbang Automatic Co., Ltd.	Electrotical control equipment manufacturing	70.00	China
SANPU TRADING CO.,LTD.	Raw material trading	70.04	China
Zhangjiagang BLZ Pohang International Trading Co., Ltd.	Transit trade	100.00	China
POSCO Australia GP Limited	Develop of sources	100.00	Australia
POSCO Mexico Human Tech.	Service	100.00	Mexico
POSCO Mexico East Steel Distribution Center Co., Ltd.	Logistics warehousing	66.24	Mexico
POSCO Gulf Logistics LLC.	Steel product sales	100.00	UAE
POSCO ICT-China	IT service and DVR business	100.00	China
DWEMEX S.A.DE C.V.	Construction	99.00	Mexico
POS MPC Servicios de C.V.	Steel manufacturing	61.00	Mexico
EUROTALY S.A.	Lumber manufacturing & sales	98.00	Uruguay
POSCO South East Asia Pte. Ltd.	Steel product sales	51.00	Singapore
POS-ESDC	Logistics warehousing	70.00	Slovenia
VECTUS Ltd.	PRT test track construction	99.57	England
Zeus (Cayman) Ltd.	Service	100.00	Cayman Islands
POSCO VST Co., Ltd.	Stainless steel manufacturing	95.65	Vietnam
POSCO Maharashtra Steel Pvt. Ltd.	Steel manufacturing	100.00	India
POSCO India Chennai Steel Processing Centre Pvt. Ltd.	Steel manufacturing	100.00	India
POSCO Turkey Nilufer Processing Center Co., Ltd.	Steel manufacturing	100.00	Turkey
POSCO Vietnam Ha Noi Processing Center Co., Ltd.	Steel manufacturing	70.00	Vietnam
POSCO (Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing	100.00	China
POSCO-Indonesia Jakarta Processing Center Co., Ltd.	Steel manufacturing	85.00	Indonesia
POSCO E&C Venezuela C.A.	Construction	100.00	Venezuela
PT. MRI	Mine development	65.00	Indonesia
POSCORE-INDIA	Steel manufacturing	100.00	India
POSCO America Alabama Processing Center Co., Ltd.	Steel manufacturing	100.00	USA
PT DEC Indonesia	Construction	95.00	Indonesia
POSCO (Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel manufacturing	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Steel manufacturing	90.00	China
POSCO South Asia	Steel product sales	100.00	Thailand
POSCO SS VINA	Steel manufacturing	100.00	Vietnam
POSCO-NCR Coal Ltd.	Coal sales	100.00	Canada
POSCO WA Pty. Ltd.	Iron ore sales & mine development	100.00	Australia
POSCO E&C — UZ	Construction	100.00	Uzbekistan
Daewoo International America Corp.	Trading Business	100.00	USA
Daewoo International Deutschland GmbH	Trading Business	100.00	Germany
Daewoo International Japan Corp.	Trading Business	100.00	Japan
Daewoo International Singapore Pte. Ltd.	Trading Business	100.00	Singapore
Daewoo Italia S.r.l.	Trading Business	100.00	Italia
Daewoo Cement (Shandong) Co., Ltd.	Cement manufacturing	100.00	China
Daewoo (China) Co., Ltd.	Trading Business	100.00	China
PT. RISMAR Daewoo Apparel	Clothing business	100.00	Indonesia
Daewoo Textile Fergana LLC.	Textile manufacturing	100.00	Uzbekistan
Daewoo Textile Bukhara LLC.	Textile manufacturing	100.00	Uzbekistan
Daewoo International Australia Holdings Pty. Ltd.	Resource Development	100.00	Australia

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)

	Principal Operations	Ownership (%)	Region
[Foreign]
Daewoo Paper Manufacturing Co., Ltd.	Paper manufacturing	66.70	China
Tianjin DW. Paper	Paper manufacturing	68.00	China
POSCO Mauritius Ltd.	Iron ore sales & mine development	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing	70.00	Indonesia
MYANMAR Daewoo LTD.	Trading Business	100.00	Myanmar
Dawwoo International MEXICO S.A. de C.V.	Trading Business	100.00	Mexico
Daewoo International Guangzhou Corp.	Trading Business	100.00	China
Daewoo Energy Central Asia	Develop of sources	100.00	Uzbekistan
Daewoo STC & Apparel Vietnam Ltd.	Textile manufacturing	100.00	Vietnam
MYANMAR Daewoo International Ltd.	Textile manufacturing	55.00	Myanmar
DAYTEK ELECTRONICS CORP.	Trading Business	100.00	Canada
Daewoo (M) SDN. BHD.	Trading Business	100.00	Malaysia
Daewoo CANADA LTD.	Trading Business	100.00	Canada
Daewoo EL SALVADOR S.A. DE C.V.	Trading Business	100.00	El Salvador
GEZIRA TANNERY CO., LTD.	leather manufacturing	100.00	Sudan
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.	Steel manufacturing	100.00	China
Daewoo International Corporation (M) SDN BHD	Trading Business	100.00	Malaysia
Daewoo International SHANGHAI CO., LTD.	Trading Business	100.00	China
PGSF, LLC	Steel manufacturing	100.00	USA
Xenesys Inc.	Steel manufacturing	50.93	Japan
Daewoo International INDIA Private Ltd.	Trading Business	100.00	India
TECHREN Solar, LLC	Electrical Industry	99.90	USA
PT. POSCO E&C Indonesia	Construction	100.00	Indonesia
Hume Coal Pty. Ltd.	Raw material manufacturing	70.00	Australia
Daewoo HANDELS GmbH	Trading Business	100.00	Germany
POSCO Foundation	Non-profit charitable organization	100.00	India
EPC EQUITIES LLP	Construction	70.00	England
SANTOS CMI Construction Trading LLP	Construction	99.90	England
SANTOS CMI INC. USA	Construction	100.00	USA
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	Construction	99.98	Brazil
SANTOS CMI PERU S.A.	Construction	99.99	Peru
SANTOS CMI COSTA RICA S.A.	Construction	100.00	Coasta Rica
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)	Construction	100.00	Uruguay
GENTECH International INC.	Construction	90.00	Panama
EPC INVESTMENTS C.V.	Construction	99.99	Netherlands
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.	Construction	99.90	Ecuador
ASESORiA Y SERVICIOS EPC S.A CHILE	Construction	99.00	Chile
SANTOS CMI S.A.	Construction	70.00	Ecuador
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.	Construction	99.00	Chile
S&K — SANTOS CMI S.A. DE C.V. (MEXICO)	Construction	99.00	Mexico
DV — SANTOS CMI S.A. DE C.V.	Construction	50.00	Mexico
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.	Construction	90.00	Ecuador
VAUTIDAMERICAS S.A.		51.00	Ecuador
SANTOS CMI Constructions Argentina S.A.	Construction	95.00	Argentina
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	Investment	100.00	HongKong
POSCO ASSAN TST STEEL Industry	Steel manufacturing	70.00	Turkey

(*1)	These subsidiaries are included in the condensed consolidated interim financial statements as the controlling company has control over them in consideration of board of directors and others.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
(c)	Details of associates
Details of associates as of March 31, 2011 are as follows:

Investee	Category of Business	Ownership (%)	Region
[Domestic]
MIDAS Information Technology Co., Ltd.	Engineering	25.46	Seoul
Metapolis Co., Ltd.	Multiplex development	40.05	Hwaseong
Songdo New City Development Inc.	Real estate	29.90	Seoul
POSMATE Co., Ltd.	Services	30.00	Seoul
POSCO M-TECH Co., Ltd.	Steel manufacturing	48.85	Pohang
Gail International Korea Ltd.	Real estate	29.90	Seoul
SNNC Co., Ltd.	Raw material manufacturing and sale	49.00	Gwangyang
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	Real estate	25.10	Chungju
Taegisan Wind Power Corporation	Wind power plant construction and management	50.00	Hoengseong
KOREASOLARPARK Co., Ltd.	Solar power plant construction and management	37.50	Youngam
Garolim Tidal Power Plant Co., Ltd.	Generation of electricity	32.13	Seosan
Cheongna IBT Co., Ltd. (*2)	Multiplex development	18.58	Incheon
PSIB Co., Ltd.	Non-resident building lease	49.00	Seoul
Universal Studios Resort Development Co., Ltd.	Construction	21.88	Hwaseong
Universal Studios Resort Asset Management Corp.	Real estate services	26.16	Seoul
Daewoo national car Gwangju selling Co., Ltd.	Real estate	50.00	Gwanju
Uitrans Co., Ltd.	Transporting	38.19	Seoul
Suwon Green Environment.Co., Ltd.	Construction	27.50	Hwaseong
Pajoo & Viro Co., Ltd.	Construction	40.00	Paju
Green Gimpo Co., Ltd.	Construction	29.90	Gimpo
Busan-Gimhae Light Rail Transit Co., Ltd.	Transporting	25.00	Gimhae
Incheon-Gimpo Highway Co., Ltd.	Construction	25.00	Anyang
Green Jangryang Co., Ltd.	Sewerage treatment	25.00	Pohang
Green Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	Tongyoung
POSPLATE Co., Ltd. (*4)	Services	68.95	Gwangyang
Pure Gimpo.Co., Ltd	Construction	29.13	Seoul
Pohang Techno Valley AMC Co., Ltd.	Construction	29.50	Pohang
Sungjin Geotec Co., Ltd.	Industrial machinery manufacturing	43.11	Ulsan
Kyobo life insurance co., Ltd.	Life insurance	24.00	Seoul
Dongbang Special Steel Co., Ltd.	Steel processing and sales	35.82	Pohang
Pure Iksan Co., Ltd	Construction	26.45	Pohang
Gyeonggi CES Co., Ltd.	Facility construction	21.84	Yangju
Sunjin Gonghak Baeumteo Co., Ltd.	Domitories management	22.38	Gwanju
Inje Autopia Co., Ltd.	Management	27.53	Inje
Innovalley Co., Ltd.	Real estate developement	28.77	Yongin
Applied Science Corp.	Machinery manufacturing	29.62	Paju
SENTECH KOREA Corp.	Manufacturing	20.25	Paju
AROMA POSTECH RENEWABLE ENERGY Co., Ltd.	Other science research	28.57	Seoul

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)

Investee	Category of Business	Ownership (%)	Region
[Foreign]
VSC POSCO Steel Corporation	Steel manufacturing and Sale	50.00	Vietnam
KOBRASCO	Facility lease	50.00	Brazil
USS-POSCO Industries	Material manufacturing and sale	50.00	USA
POSCHROME	Raw material manufacturing and sale	50.00	Republic of South Africa
POS-Hyundai Steel Manufacturing India Private Ltd.	Steel processing and sale	29.50	India
POSVINA Co., Ltd.	Plating steel sheet manufacturing	50.00	Vietnam
PT. POSMI Steel Indonesia	Steel processing and sale	37.87	Indonesia
CAML Resources Pty Ltd.	Raw material manufacturing and sale	33.40	Austrailia
Nickel Mining Company SAS	Raw material manufacturing and sale	49.00	New Caledonia
Liaoning Rongyuan Posco Refractories Co., Ltd.	Manufacturing and sale	35.00	China
POSK (PingHu) Processing Center Co., Ltd.	Steel processing and sale	20.00	China
AN KHANH NEW CITY DEVELOPMENT	Highway construction and new town development	50.00	Vietnam
Henan Tsingpu Ferro Alloy Co., Ltd.	Raw material manufacturing and sale	49.00	China
United Spiral Pipe, LLC	Material manufacturing and sale	35.00	USA
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd.	Plating sheet manufacturing	34.00	China
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sale	25.00	China
POSS-SLPC s.r.o.	Steel processing and sale	30.00	Slovakia
Eureka Moly LLC.	Raw material manufacturing and sale	20.00	USA
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.	Steel processing and sale	30.00	China
POSCO SeAH Steel Wire (Nantong) Co., Ltd.	Steel processing and sale	25.00	China
POS-GSFC LLC	Steel processing and sale	44.40	UAE
Yingkou Posrec Refractories Co.,Ltd.	Refractory manufacturing	25.00	China
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory manufacturing	50.00	China
DAEWOO ENGINEERING (THAILAND) CO., LTD	Development and contract	48.90	Thailand
Sebang Steel	Scrap sale	49.00	Japan
NCR LLC	Coal sale	20.00	Canada
AMCI (WA) Pty Ltd.	Iron ore sale & mine development	49.00	Austrailia
POSCO YongXin Rare Earth Metal Co., Ltd.	Energy & Resource development	31.00	China
Shanghai Lansheng Daewoo Coporation	Trading	49.00	China
Shanghai Waigaogiao Free Trade Zone Lansheng Daewoo Int’l Trading Co., Ltd.	Trading	49.00	China
Hanjung Power Pty Ltd.	Electric power manufacturing and sale	49.00	Papua New Guinea
Myanmar Korea Timber International Ltd.	Plating sheet manufacturing	45.00	Myanmar
General Medicines Company Ltd.	Medicine manufacturing and sale	33.00	Sudan
KOREA LNG Ltd.	Gas production and sale	20.00	England
DMSA, AMSA (*3)	Energy & Resource development	4.00	Madagascar
KG Power(M) SDN. BHD	Energy & Resource development	20.00	Malaysia
Daewoo (THAILAND) Co., Ltd.	Trading	50.00	Thailand
N.I.CO., LTD.	Trading	50.00	North Korea
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Mintage	35.00	Uzbekistan
POSUK TITANIUM B.V	Steel manufacturing	50.00	Netherland
POSCO-POGEN AMP (*1)	Steel manufacturing	26.00	India
POSCO-NPS Niobium LLC (*1)	Mine development	50.00	USA

(*1)	These investments are established or acquired in 2011.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)

(*2)
These investments are accounted for using equity method although the controlling company’s percentage of ownership is below 20%, because it has 40% of voting rights of the investee and therefore is able to exercise significant influence on the investee.

(*3)
DMSA, AMSA are accounted for using equity method although the controlling company’s percentage of ownership is below 20%, because it is able to exercise significant influence of the ventures on strategic financial and operating decisions through representation in Board of Directors.

(*4)
This investment is accounted for using equity method although the controlling company’s percentage of ownership is more than 50%, because the controlling company has no control over this investment as it was established for public interests and 20% ownership was in progress for transferring to welfare foundation as of March 31, 2011.

(d)	Consolidated subsidiaries acquired during the three-month period March 31, 2011 are as follows:

(in millions of Won) Company	Date of Acquisition	Ownership (%)	Cost

PSC energy global Co., Ltd.	2011.02.16	100.00	~~W~~	50
Suncheon Ecotrans Co., Ltd	2011.02.28	100.00		13,000
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	2011.03.01	100.00		1
POSCO ASSAN TST STEEL Industry	2011.03.31	70.00		2,497
EPC EQUITIES LLP	2011.02.18	70.00		55,241
SANTOS CMI Construction Trading LLP		99.90
SANTOS CMI INC. USA		100.00
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		99.98
SANTOS CMI PERU S.A.		99.99
SANTOS CMI COSTA RICA S.A.		100.00
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)		100.00
GENTECH International INC.		90.00
EPC INVESTMENTS C.V.		99.99
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.		99.90
ASESORiA Y SERVICIOS EPC S.A CHILE		99.00
SANTOS CMI S.A.	2011.02.18	70.00		23,675
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.		99.00
S&K — SANTOS CMI S.A. DE C.V. (MEXICO)		99.00
DV — SANTOS CMI S.A. DE C.V.		50.00
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.		90.00
VAUTIDAMERICAS S.A.		51.00
SANTOS CMI Constructions Argentina S.A.		95.00

			~~W~~	94,464

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
2. Statement of Compliance
Statement of compliance
The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.
K-IFRS is effective as of the fiscal year beginning on January 1, 2011 and the Company presented the condensed consolidated interim financial statements in accordance with K-IFRS from the fiscal year of the earliest period after the date of transition on January 1, 2010 for comparative information.
These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS 1034 “Interim Financial Reporting” as part of the period covered by its first K-IFRS financial statements and do not include all of the information required for full annual financial statements.
The accounting policies have been applied consistently to consolidated statement of financial position as of January 1, 2010 which do not set out below, and presented in these condensed consolidated financial statements for the three-month period ended March 31, 2011 and comparative period in 2010. An explanation of how the transition from previous GAAP (“Korean GAAP” (“K-GAAP”)) to K-IFRS has affected its reported financial position, financial performance and cash flows is provided in note 33.
Basis of measurement
The condensed consolidated financial statements have been prepared on the historical cost basis except as otherwise stated in note 3.
Functional and presentation currency
These condensed consolidated interim financial statements are presented in Korean won, which is the POSCO’s functional currency and the currency of the primary economic environment in which the POSCO operates.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
Use of estimates and judgements
The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. This includes valuation of property, plant and equipment, trade accounts and notes receivables, inventories, deferred tax assets and derivative financial instruments. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:
●	Note 19 — Employee Benefits
3. Summary of Significant Accounting Policies
The Company’s transition date to K-IFRS in accordance with K-IFRS 1101 “First-time Adoption of Korean International Financial Reporting Standards” is January 1, 2010, and reconciliations and descriptions of the effect of the transition are provided in note 33.
Consolidation policy
(a)	Subsidiaries

A subsidiary is an entity, which is controlled by the Company. A control is the power to govern the financial and operating policies of an entity to obtain benefits from its activities. When assessing whether an entity has the power to govern another entity, the existence and effect of potential voting rights which can be exercised or convertible, are also considered. The financial statements of subsidiaries are included in the condensed consolidated interim financial statement from date on which the acquirer obtains control of the acquiree until the date when the Company ceases to control the subsidiary.

In case for differences in accounting policies between the company and its subsidiaries for similar transactions under common circumstances, it is modified to satisfy the standards of the Company.

(b)	Associates

An associate is an entity, which the Company has significant influence on voting rights for financial and operating policies of the Company. In general, significant influence is presumed to exist when it holds voting rights between 20% and 50% of its investee.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)

Associates initially are recognized at acquisition cost and are accounted using equity method subsequent to the acquisition. The carrying amount is increased or decreased to recognize the investor’s share of the profit or loss and other comprehensive income of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no objective evidence of impairment.

In case for differences in accounting policies between the Company and its associates for similar transactions, it is modified to satisfy the standards of the Company.

When carrying amount of investments has been reduced to zero, recognition of further losses is discontinued to the extent that the Company has an obligation or has made payments on behalf of the investee.

(c)	Elimination of intercompany transactions.

Balances on transactions, and any unrealized gain or loss arising from inter-company transactions are evidence of eliminated in preparing the consolidated financial statements. When unrealized loss is related to the asset impairment, loss is recognized in the consolidated statements of comprehensive income.

Foreign currency
Transactions in foreign currencies are translated into the functional currency of the Company at the exchange rates on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured at historical cost in foreign currencies are translated at the exchange rate at the date of the transaction. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising from other comprehensive income and losses.
Cash and cash equivalents
Cash and cash equivalents include cash on hand, demand deposits and other short-term highly liquid investments, except for equity instruments. Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
Non-derivative financial assets
Non-derivative financial assets comprise include financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets for recognition and measurement. The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.
When a financial asset is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset.
(a)	Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Upon initial recognition attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

If the Company has the positive intent and ability to hold debt securities to maturity, then such non-derivative financial assets are classified as held-to-maturity. Subsequent to initial recognition, the held-to-maturity financial assets are measured at amortized cost by using the effective interest method, less any impairment losses.

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, the loans and receivables are measured at amortized cost by using the effective interest rate method, less any impairment losses.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are not classified in any of the previous categories. Subsequent to initial recognition, the available-for-sale financial assets are measured at fair value. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, and derivatives that is linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
(e)	De-recognition of financial assets

The Company derecognizes financial assets when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flow on the financial assets in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. In the case of the Company neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, if the Company has not retained control, it derecognizes the financial asset and if the Company has otherwise retained control, it continues to recognize an asset to the extent of its continuing involvement and also recognizes the related liability.

(f)	Offsetting a financial asset and a financial liability

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position only when the Company currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Non-derivative financial liabilities
Financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities in accordance with the substance of the content on contract and definition of financial liabilities, and are recognized on statement of financial position when the Company becomes a party to the contractual provisions of the instrument.
Financial liabilities at fair value through profit or loss are measured at fair value after initial recognition and the changes of fair value are recognized in profit or loss. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost by using the effective interest rate method.
The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expired.
Share capital
Common stock is classified as equity and the incremental costs arising directly from the equity transaction less its tax effect are deducted from equity.
If POSCO reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as increase in equity, and the resulting surplus or deficit on the transaction is presented in capital surplus.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
Non-Controlling Interest
Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent. Also it is the amount of those non-controlling interests at the date of the original combination determined in accordance with K-IFRS 1103 “Business combination” and the non-controlling parties’ share of changes in equity since the date of the business combination.
Convertible Bonds
The convertible bond issued by the Company can be converted into equity security by the choice of bond holder. The number of shares to be issued can be changed accordingly to the fair value of the common shares.
The fair value of the conversion right which is considered as an embedded derivative is measured by the market price of the same derivative instruments of reasonable valuation model, and subsequent changes in fair value are recorded as profit or loss for the year. The value of the bond is measured by offsetting the fair value of the conversion right from the value of the whole convertible bond at the initial recognition and measured by the amortized cost using effective interest rate method. If the fair value of the conversion right at the initial recognition cannot be measured reliably, it can be measured by the difference between the fair value of the convertible bond at the acquisition and the fair value of the bond. If the number of shares to be issued is fixed by the contract, conversion right is classified as equity.
Derivative financial instruments and hedges
Derivatives are recognized initially at fair value and subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period. The valuation gain or loss from changes in fair value is recognized as follows.
In order to mitigate the Company’s interest risk and currency risk, the method of recognizing gain or loss from changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge). The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on a quarterly basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
(a)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of comprehensive income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

(b)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if following criteria has been met:
(a)	the economic characteristics and risks of host contract and the embedded derivatives are not clearly and closely related

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and;

(c)	the hybrid (combined) instrument is not measured at fair value through profit or loss.
Changes in the fair value of separable embedded derivatives are recognized immediately in gain or loss.

(c)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.
Property, plant and equipment
Property, plant and equipment are initially measured at cost. The costs include expenditure that is directly attributable to bringing the assets to a working condition for their intended use and the estimated costs of dismantling and removing the items and restoring the site on which they are located. However, the deemed cost of certain machinery and equipment was measured at the fair value at the date of transition to K-IFRS in accordance with K-IFRS 1101.
The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met.
(a) it is probable that future economic benefits associated with the item will flow to the Company; and
(b) the cost can be measured reliably
Then, the carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
Depreciation is based on the cost of an asset less its residual value. Land is not depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.
Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.
The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.
The estimated useful lives for the current and comparative periods are as follows:

Buildings	10-60 years
Structures	5-50 years
Machinery and equipment	1-25 years
Vehicles	3-10 years
Tools	4-10 years
Furniture and fixtures	3-10 years
Lease assets	3-18 years
The residual value and the useful lives are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.
In order to apply the useful life which corresponds to the available periods of the machinery and equipment’s expected utility, from January 1, 2011 the Company changed the useful life of certain machinery and equipment in steel business from 8 years to 15 years. During the three-month period ended March 31, 2011, the depreciation costs decreased by \ 337,840 million as a result of change in the useful life.
Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. Other borrowing costs are recognized as an expense. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. Financial assets, and inventories that are manufactured, or otherwise produced, over a short period of time, are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset.
The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period does not exceed the amount of borrowing costs it incurred during that period.
Intangible assets
Intangible assets are initially measured at cost and carrying amount is the amount at which an asset is recognized in the statement of financial position after deducting any accumulated amortization and accumulated impairment losses thereon.
Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of intangible assets, as described below, with nil residual value from the dated that they are available for use.

Intellectual property rights	5-10 years
Development expenses	3-10 years
Port facilities usage rights	1-75 years
Other intangible assets	2-25 years
The estimated useful life and amortization method of intangible assets with finite useful life are reviewed at each financial year-end and adjusted if appropriate. Intangible asset with indefinite useful life is reviewed each period to determine whether events and circumstances continue to support an indefinite useful life assessment for that asset. The change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate if its change is appropriate.
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
(a)	Goodwill

Goodwill arising on the acquisition of a business is included in intangible assets.

Pursuant to K-IFRS 1101, the Company restated only those business combinations occurred on or after January 1, 2010. In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under previous GAAP. Goodwill arising upon the business combinations that occurred after January 1, 2010 is recognized at the excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets acquired and liabilities assumed over the cost of the business combination including non-controlling interest. The excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets acquired and liabilities over the cost of the combination is recognized immediately in profit or loss. Goodwill is not amortized and measured at cost less accumulated impairment losses.

Acquisitions of non-controlling interests are accounted for as transactions with equity holder in their capacity as equity holders. Therefore, no goodwill is recognized as a result of such transactions.

(b)	Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in profit or loss as incurred.

Investment property
Properties held to earn rentals or for capital appreciation are classified as investment properties. Investment property is measured initially at cost including transaction costs incurring acquiring the asset. Subsequently, investment property is measured at cost less accumulated depreciation and accumulated impairment losses.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
Leases
Leases are classified as finance leases if it transfers substantially all the risks and rewards incidental to ownership. Other leases are operating leases.
(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the leases. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company review to determine whether the lease asset may be impaired.

(b)	Operating leases

Lease payments under operating leases are recognized as an expense on a straight-line basis over the lease term.

(c)	Determining whether an arrangement contains a lease

In order to determine whether the agreement is included in the lease or the lease itself, the Company reviews whether a special asset must be used to fulfill the agreement based on the substance or if rights of using that asset is transferred in accordance with the agreement.

If the arrangement includes the lease, the Company separates the required payment by arrangement and other payment as part of leases and other factors based on proportion to the relative fair values at the inception of the lease or the date of reconsidering arrangement. If lease assets are not possible to separate the payment by fair value, the Company recognizes the amount as assets and liabilities at fair value of the asset of arrangement. When the payment returns, the liabilities decrease, finance charge for the liabilities is recognized by using the lessees’ incremental borrowing rates.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
Inventories
Inventories are measured at the lower of cost and net realizable value. Costs are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities
When inventories are sold, the carrying amount of those inventories are recognized as cost of goods sold in the period in which the related revenue is recognized and the amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.
Unbilled amount and progress billings
Construction contracts in progress represent the gross unbilled amount expected to be collected from customers for contract work performed to date. It is measured at cost plus profit recognized to date less progress billings and recognized losses. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Company’s contract activities based on normal operating capacity.
Construction contracts in progress is presented as part of trade accounts and notes receivable in the statement of financial position for all contracts in which costs incurred plus recognized profits exceed progress billings. If progress billings exceed costs incurred plus recognized profits, then the difference is presented as deferred income in the statement of financial position.
The Company presents the gross amount due from customers for contract work as an asset; and the gross amount due to vendors for contract work as a liability.
Impairments of financial assets
A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the asset that can be estimated reliably.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
Objective evidence that financial assets are impaired can include default or delinquency by an issuer, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. As to investment in equity security, (a) default or delinquency by an issuer or (b) a significant or prolonged decline in its fair value below its cost is determined as objective evidences of impairment.
The Company considers evidence of impairment for receivables and held-to-maturity investment securities at both a specific asset and collective level. All individually significant receivables and held-to-maturity investment securities are assessed for specific impairment. Receivables and held-to-maturity investment securities which are not individually significant are collectively assessed from impairment by grouping together receivables and held-to-maturity investment securities with similar risk characteristics.
The amount of the impairment loss on financial assets carried at amortized cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced either directly or through use of an allowance account. The amount of the loss is recognized in profit or loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. The reversal does not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal is recognized in profit or loss.
The amount of the impairment loss on financial assets carried at cost is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.
When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available for sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
Impairments for non-financial assets
The Company assesses at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, the entity shall estimate the recoverable amount of the asset except for assets arising from construction contracts, assets arising from employee benefits, biological assets, inventories, deferred tax assets, investment property (if it applies the fair value model) or assets classified as held for sale (or included in a disposal Company that is classified as held for sale). For intangible assets acquired during the business combinations with indefinite useful life or unusable intangible assets, the impairment test is needed for every year by comparing recoverable amount and the book value regardless of the indication of the impairment.
Recoverable amount is determined for an individual asset or the cash-generating unit to which the asset belongs unless recoverable amount is not calculated for and individual asset. Recoverable amount is defines as the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit applying a pre-tax rate that reflects current market assessments of a the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.
If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is recognized in profit or loss as an impairment loss.
Goodwill acquired in a business combination is allocated to each of the acquirer’s cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination. The impairment loss of cash-generating units is allocated to the parts of the cash-generating unit on the basis of the relative carrying values of the parts by first reducing the carrying amount of goodwill. An impairment loss recognized for goodwill is not reversed in a subsequent period. The Company assesses at each reporting date whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. And only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized, the Company estimates the recoverable amount of that asset. The increased carrying amount of an asset attributable to a reversal of an impairment loss does not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
Non-current assets as held for sale
Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. For this to be the case, the assets or disposal groups must be available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets or disposal groups and its sale must be highly probable. Immediately before classification as held for sale, the assets or components of a disposal group, are measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses are recognized in profit or loss and gains are not recognized in excess of any cumulative impairment loss.
Intangible assets and property, plant and equipment, once classified as held for sale, are not amortized or depreciated.
Employee Benefits
(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as gain or loss. If the Company has legal or constructive obligation and obligation can be reliably measured, the Company recognizes amount expected payment of profit-sharing and bonuses payable as liabilities.

(b)	Other long-term employee benefits

Other long-term employee benefits are employee benefits that are not due to be settled within twelve months after the end of the period in which the employees render the related service. The Company recognizes the amount that is the net total of the present value of the future benefits that employees have earned in return for their service in the current and prior periods defined benefit obligation at the balance and minus the fair value of plan assets out of which the obligations are to be settled directly as liability. The liability is determined by discounting estimated future cash flows using the market yields on high quality corporate bonds that have similar maturity to the maturity of related employment benefit. The changes in actuarial assumptions and experience adjustments are recognized in the statement of financial position and profit or loss.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
(c)	Post-employment benefit: Defined contribution plans

Defined contribution plans are post-employment benefit plans under which The Company pays fixed contributions into a separate entity. The Company will have no legal or constructive obligation once the contributions have been paid. The obligation of the payments related to defined contribution plans is accounted for as an expense other than the inclusion of the contribution in the cost of an asset. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available, whereas if the contributions are below than the obligations, The Company records the accrued expenses as a liability.

(d)	Post-employment benefit: Defined benefit plans

The Company recognizes the pension liability related defined benefit plans at the end of reporting period, and measures it, at the present value of the defined benefit obligation less the fair value of the plan assets.

The Company uses the projected unit credit method in order to determine defined benefit obligation. The liability is determined by discounting estimated future cash flows using the market yields on high quality corporate bonds that have similar maturity to the maturity of related employment benefit. The currency and term of the corporate bonds should be consistent with the currency and estimated term of the post-employment benefit obligations. The changes in actuarial assumptions and experience adjustments are recognized outside profit or loss.

When the amount determined may be an asset, the asset is limited the net amount of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan and any cumulative unrecognized net actuarial losses and past service cost.

Past service cost, the changes in the present value of the defined benefit obligation for employee service in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits recognizes as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, the Company recognizes past service cost immediately.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
Stock Appreciation Rights
The Company granted share options to executives as part of reward for their services and is accounting as cash-settled share-based payment transactions. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability and recognizes as employment benefits and the liability during the vesting period. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognized in profit or loss for the period as well.
Provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.
Provisions are reviewed at the end of reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.
Revenue
Revenue from the sale of goods, services provided, and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates.
(a)	Sale of goods

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

(b)	Services provided

Revenue from services provided is recognized based on the percentage of completion method at the end of reporting period. The percentage of completion is assessed by extent of service performed based on surveys.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
(c)	Construction contracts

When the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract. Contract revenue includes the initial amount agreed in the contract plus any variation in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. The stage of completion of a contract is determined based on the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

When the outcome of a construction contract cannot be estimated reliably, the revenue is recognized only to the extent of contract costs incurred that it is probable will be recoverable. An expected loss on the construction contract shall be recognized as an expense immediately.

Government grants
Government grant is not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to it, and that the grant will be received. Government grants whose primary condition is that the Company should purchase, construct or otherwise acquire long-term assets are presented deducting the carrying amount of the asset and recognized in profit or loss on a systematic and rational basis over the life of a depreciable asset.
Other government grants that compensate the Company for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized. A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in profit or loss of the period in which it becomes receivable. A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs shall be recognized in profit or loss of the period in which it becomes receivable.
Finance income and finance costs
Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.
Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest rate method.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
Income tax
Income tax expense comprises current tax and deferred tax, and is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.
(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year. Since taxable income excludes income which will be added or deductible in other taxation periods, non-taxable items or non-deductible items from net income on comprehensive income statements, the taxable income and net income on comprehensive income statements differ. Tax payable related to current tax is calculated by using tax rates enacted or substantively enacted.

(b)	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences, and a deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

However, deferred tax is not recognized for the following temporary differences:
1)	the initial recognition of goodwill; or

2)	the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss

All deferred tax liabilities are recognized for taxable differences relating to investments in subsidiaries and jointly controlled entities except the case of that the Company can control the reverse timing of the temporary differences and it is probable that they will not reverse in the foreseeable future.

In addition, deferred tax assets from deductible temporary differences are recognized only when it is probable that they will not reverse in the foreseeable future and it is probable that taxable profits will be available against which the deductible temporary differences can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of reporting period and the Company reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of deferred tax asset to be utilized.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

The Company set off a deferred tax asset against a deferred tax liability of the same taxable entity only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities.

Earnings per share
The Company calculates basic earnings per share (“EPS”) data for its ordinary shares and present to statement of comprehensive income. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.
Operating segments
The Company has classified operating segments whose operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance. Management has determined that the CODM of the Company is the CEO. As discussed in Note 32, the Company has four operating segments and an operating segment is a strategic component of the Company. Each Strategic operating segment provides different goods and services and is required for different technology and marketing strategies. So, strategic operating segments are operated separately.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
4. Cash and Cash Equivalents
Cash and cash equivalents as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Cash	~~W~~	18,782	4,931
Demand deposit and checking accounts		1,574,144	1,426,715
Time deposits and others		2,339,530	2,089,399
Securities cash equivalents		96,102	—

	~~W~~	4,028,558	3,521,045

Cash and cash equivalents of ~~W~~375,497 million are restricted to the expansion of facility only.
5. Trade Accounts and Notes Receivable
Trade accounts and notes receivable as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Current
Trade accounts and notes receivable	~~W~~	9,134,471	8,416,882
Capital lease receivables		53,313	57,374
Due from customers for contract work		1,047,233	960,738
Less: Present value discount		(233)	(909)
Less: Allowance for doubtful accounts		(234,059)	(228,967)

	~~W~~	10,000,725	9,205,118

Non-current
Trade accounts and notes receivable	~~W~~	32,395	29,870
Capital lease receivables		249,502	258,664
Less: Present value discount		(1,492)	(1,078)
Less: Allowance for doubtful accounts		(17,071)	(13,834)

		263,334	273,622

	~~W~~	10,264,059	9,478,740

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
6. Other Financial Assets
(a)	Other short-term financial assets as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Short-term financial instruments	~~W~~	1,659,240	2,803,492
Short-term special purpose cash deposits		26,816	42,966
Financial assets held for trading		91,940	182,208
Short-term derivatives		90,053	133,731
Short-term available-for-sale investments		35,203	42,831
Current portion of held-to-maturity securities (bond)		3,767	3,657
Short-term loans		146,610	258,260
Other accounts receivable		629,103	704,246
Accrued income		30,181	47,592
Short-term deposits provided		29,788	21,001
Others		153,142	143,318

	~~W~~	2,895,843	4,383,302

(b)	Other long-term financial assets as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Long-term financial instruments	~~W~~	10,357	4,154
Long-term cash deposits		311	89
Long-term derivatives		6,445	6,300
Long-term available-for-sale investments		5,888,135	6,084,094
Held-to-maturity securities (bond)		36,025	36,156
Long-term loans		173,547	143,506
Other accounts receivable, net		12,934	50,258
Long-term accrued income		3,916	3,100
Long-term deposits provided		134,459	89,381

	~~W~~	6,266,129	6,417,038

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
7. Inventories
Inventories as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Finished goods	~~W~~	1,287,772	1,078,471
Merchandise		942,179	853,206
Semi-finished goods		1,780,712	1,692,723
Raw materials		2,444,095	2,510,371
Fuel and materials		641,093	668,572
Inventories in process		467,022	418,098
Materials-in-transit		2,751,595	2,252,136
Others		83,282	85,629

	~~W~~	10,397,750	9,559,206

8. Other Assets
(a)	Other current assets as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Advance payment	~~W~~	1,121,687	899,006
Prepaid expenses		174,125	72,180
Others		7,482	972

	~~W~~	1,303,294	972,158

(b)	Other long-term assets as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Long-term advance payment	~~W~~	141,726	141,726
Long-term prepaid expenses		109,835	109,835
Others (*1)		458,582	408,252

	~~W~~	710,143	659,813

(*1)	Includes guarantee deposits of \ 257,878 million as of March 31, 2011 and December 31, 2010 in relation to exploration of Australia Roy Hill iron ore mine.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
9. Investment in Associates
(a)	Details of investment in associates as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won) Company	Ownership (%)	2011		2010
[Domestic]
KYOBO LIFE INSURANCE Co., Ltd.	24.00	~~W~~	1,306,706	1,307,022
Sungjin Geotec Co., Ltd. (*)	43.11		225,259	227,245
SNNC Co., Ltd.	49.00		155,178	145,466
POSCO M-TECH Co., Ltd (*)	48.85		69,990	70,450
Busan-Gimhae Light Rail Transit Co., Ltd.	25.00		41,888	42,151
Cheongna IBT Co., Ltd.	18.58		38,396	39,607
METAPOLIS Co., Ltd.	40.05		26,522	32,666
POSMATE Co., Ltd.	30.00		21,151	20,989
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	25.10		19,679	21,317
Garolim Tidal Power Plant Co., Ltd.	32.13		10,803	10,881
MIDAS Information Technology Co., Ltd.	25.46		9,722	9,457
Taegisan Wind Power Corporation	50.00		7,001	7,916
Gail International Korea Ltd.	29.90		6,023	13,371
Others	—		37,033	44,445

			1,975,351	1,992,983

[Foreign]
POSCO-NPS Niobium LLC	50.00		364,609	—
Nickel Mining Company SAS	49.00		194,389	180,671
AMCI (WA) Pty Ltd.	49.00		188,512	213,446
KOBRASCO	50.00		177,294	141,939
KOREA LNG Ltd.	20.00		129,028	133,793
Eureka Moly LLC.	20.00		106,138	109,177
DMSA, AMSA	4.00		97,699	100,702
BX STEEL POSCO Cold RolledSheet Co., Ltd.	25.00		88,197	89,313
South-East Asia Gas Pipeline Company Ltd.	25.04		64,279	56,636
CAML Resources Pty. Ltd.	33.40		63,895	67,401
USS-POSCO Industries	50.00		34,345	40,000
POSCHROME	50.00		27,284	29,201
NCR LLC.	20.00		23,996	23,931
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd.	34.00		17,054	16,826
United Spiral Pipe, LLC.	35.00		13,713	18,106
POS-GSFC LLC.	44.40		12,804	12,938
VSC POSCO Steel Corporation (VPS)	50.00		11,478	11,364
Shanghai Lansheng Daewoo Coporation	49.00		9,104	8,636
Hanjung Power Pty., Ltd.	49.00		7,528	6,897
PT. POSMI Steel Indonesia (POSMI)	37.87		6,639	6,353
POSUK TITANIUM B.V	50.00		5,962	1,698
Others	—		43,749	44,414

			1,687,696	1,313,442

		~~W~~	3,663,047	3,306,425

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)

(*)	The fair value of investments of equity-accounted investees for which there are published price quotations as of March 31, 2011 are as follows:

(in millions of Won) Company	2011
Sungjin Geotec Co., Ltd.	~~W~~	238,130
POSCO M-TECH Co., Ltd		127,140

	~~W~~	365,270

(b)	Summarized financial information of associates as of March 31, 2011 and for the three-month periods ended March 31, 2011 are as follows:
1)	Statement of financial position

(in millions of Won)	2011

Assets	~~W~~	75,682,013
Liabilities		65,839,340
Shareholder’s equity		9,842,673
Share of the equity of equity-accounted investees		2,298,727
2)	Statement of comprehensive income

(in millions of Won)	2011

Revenue	~~W~~	4,632,162
Net income		(18,120)
Share of the equity of equity-accounted investees		(1,192)
10. Investment Property, Net
(a)	Investment property as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Cost of investment property	~~W~~	739,568	701,005
Less: accumulated depreciation and accumulated impairment loss		(220,846)	(207,640)

	~~W~~	518,722	493,365

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
(b)	The changes of carrying value in investment property for the period ended March 31, 2011 are as follows:
1)	Changes in cost of investment property

	Beginning					Consolidated	Ending
(in millions of Won)	Balance		Acquisition	Disposal	Others	Adjustment	Balance

Land	~~W~~	271,927	9,109	(7,007)	2,000	(3,078)	272,951
Buildings		424,280	21,719	(15,078)	36,404	(10,414)	456,911
Structures		4,798	5	—	5,996	(1,093)	9,706

	~~W~~	701,005	30,833	(22,085)	44,400	(14,585)	739,568

2)	Changes in accumulated depreciation and accumulated impairment loss

	Beginning					Consolidated	Ending
(in millions of Won)	Balance		Disposal	Depreciaiton (*1)	Others	Adjustment	Balance

Land	~~W~~	60,463	(770)	—	—	—	59,693
Buildings		145,919	(2,463)	4,387	14,373	(4,315)	157,901
Structures		1,258	—	31	2,351	(388)	3,252

	~~W~~	207,640	(3,233)	4,418	16,724	(4,703)	220,846

(*1)	Impairment losses of investment property are included.
11. Property, Plant and Equipment, Net
(a)	Property, plant and equipment as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Acquisition cost	~~W~~	47,308,226	46,992,804
Less : Accumulated depreciation		(21,583,219)	(21,523,736)
Less : Government grants		(30,871)	(31,328)

	~~W~~	25,694,136	25,437,740

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
(b)	The changes in carrying value of property, plant and equipment as for the period ended March 31, 2011 are as follows:

1)	Changes in acquisition cost of property, plant and equipment

	Beginning				Business						Consolidated		Ending
(in millions of Won)	Balance		Acquisition (*1)		Combination		Disposal		Others (*2)		Adjustment		Balance
Land	~~W~~	2,041,082	~~W~~	243,038	~~W~~	—	~~W~~	(15,955)	~~W~~	(20,520)	~~W~~	2,563	~~W~~	2,250,208
Buildings		5,927,250		311,876		4,526		(45,703)		(38,308)		2,340		6,161,981
Structures		3,406,224		92,744		104		(2,478)		63,760		(8,096)		3,552,258
Machinery and equipment		30,875,953		1,334,847		6,343		(30,144)		268,427		(426,102)		32,029,324
Construction equipment		6,939		—		—		—		—		—		6,939
Vehicles		269,665		4,211		1,888		(822)		(2,350)		(1,358)		271,234
Tools		282,184		13,022		—		(1,991)		(110)		(1,611)		291,494
Furniture and fixtures		400,599		11,473		2,249		(1,520)		(3,214)		(21,436)		388,151
Lease Assets		62,968		28		1,006		—		1,187		—		65,189
Construction-in-progress		3,126,900		953,898		373		(9,733)		(2,407,645)		60,644		1,724,437
Exploration and evaluation assets		593,040		(25,673)		—		—		(356)		—		567,011

	~~W~~	46,992,804	~~W~~	2,939,464	~~W~~	16,489	~~W~~	(108,346)	~~W~~	(2,139,129)	~~W~~	(393,056)	~~W~~	47,308,226

(*1)	Acquisition includes assets transferred from construction-in-progress.

(*2)	Others include translation differences and transfer of construction-in-progress.
2)	Changes in accumulated depreciation

	Beginning				Business						Consolidated		Ending
(in millions of Won)	Balance		Depreciaiton		Combination		Disposal		Others (*1)		Adjustment		Balance
Buildings	~~W~~	2,376,084	~~W~~	70,899	~~W~~	1,118	~~W~~	(644)	~~W~~	(35,025)	~~W~~	(871)	~~W~~	2,411,561
Structures		1,335,727		41,495		80		(1,622)		(2,578)		7,218		1,380,320
Machinery and equipment		17,098,027		393,629		4,042		(24,054)		(23,570)		(373,591)		17,074,483
Construction equipment		6,203		72		—		—		—		—		6,275
Vehicles		205,442		4,912		1,303		(572)		(546)		(1,489)		209,050
Tools		206,737		9,022		—		(1,875)		2,405		(1,637)		214,652
Furniture and fixtures		275,654		9,709		1,533		(1,572)		(772)		(21,833)		262,719
Lease Assets		19,862		3,643		885		(47)		(184)		—		24,159

	~~W~~	21,523,736	~~W~~	533,381	~~W~~	8,961	~~W~~	(30,386)	~~W~~	(60,270)	~~W~~	(392,203)	~~W~~	21,583,219

(*1)	Others include translation differences and other adjustments.
3)	Changes in government grants

(in millions of Won)	Beginning Balance		Use		Offsetting		Others		Ending Balance

Land	~~W~~	29,231	~~W~~	176	~~W~~	—	~~W~~	(615)	~~W~~	28,792
Buildings		3		—		—		—		3
Structures		308		—		(5)		(1)		302
Machinery and equipment		1,281		100		(103)		(2)		1,276
Vehicles		49		—		(5)		—		44
Tools		10		—		—		(5)		5
Furniture and fixtures		268		—		(15)		—		253
Construction-in-progress		178		18		—		—		196

	~~W~~	31,328	~~W~~	294	~~W~~	(128)	~~W~~	(623)	~~W~~	30,871

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
(c)	Pledged as collateral assets

(in millions of Won)	Collateral Right Holder	2011		2010

Land	Korean Development Bank and others	~~W~~	276,344	235,486
Buildings and structures	Korean Development Bank and others		127,399	165,251
Machinery and equipment	The Export-Import Bank of Korea and others		115,348	231,521

		~~W~~	519,091	632,258

12. Goodwill and other intangible assets
(a)	Goodwill and other intangible assets as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Acquisition cost	~~W~~	4,860,094	4,697,429
Less : Accumulated depreciation		(107,070)	(77,634)
Less : Government grants		(592)	(626)

	~~W~~	4,752,432	4,619,169

(b)	The changes in carrying values of goodwill and other intangible assets for the period ended March 31, 2011 are as follows:

1)	Changes in acquisition cost of goodwill and other intangible assets

					Business						Consolidated
(in millions of Won)	2010		Acquisition		Combination		Disposal		Others (*3)		adjustment		2011

Goodwill	~~W~~	1,505,859	~~W~~	—	~~W~~	61,686	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,567,545
Intellectual property rights		62,026		58,920		—		(110)		(6)		(31,514)		89,316
Premium in rental(*1)		160,834		26,392		—		(1,693)		(774)		(40,328)		144,431
Development expense		64,807		1,552		780		(8)		(2)		126		67,255
Port facilities usage rights		123,787		18		—		—		5,407		(5,443)		123,769
Other intangible assets(*2)		2,063,275		129,275		459		(1,421)		(2,182)		—		2,189,406
Exploration and evaluation assets		716,841		—		—		(25,693)		(1,387)		(11,389)		678,372

	~~W~~	4,697,429	~~W~~	216,157	~~W~~	62,925	~~W~~	(28,925)	~~W~~	1,056	~~W~~	(88,548)	~~W~~	4,860,094

(*1)	Premium in rental includes memberships with indefinite useful lives.

(*2)	The Company has capitalized certain costs related to the ERP system and production innovation as other intangible assets.

(*3)	Others include translation differences and other adjustments.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
2)	Changes in accumulated amortization

(in millions of Won)	Beginning balance		Depreciaiton		Disposal		Others (*1)		Ending balance

Intellectual property rights	~~W~~	1,043	~~W~~	277		—		1	~~W~~	1,321
Premium in rental		1,070		427		—		1		1,498
Development expense		14,917		4,462		—		—		19,379
Port facilities usage rights		15,626		3,352		—		—		18,978
Other intangible assets		44,978		20,957		(1)		(40)		65,894

	~~W~~	77,634	~~W~~	29,475	~~W~~	(1)	~~W~~	(38)	~~W~~	107,070

(*1)	Others include translation differences and other adjustments.
3)	Changes in government grants

(in millions of Won)	Beginning balance		Increase		Decrease		Ending balance

Development expense	~~W~~	619	~~W~~	—	~~W~~	(34)	~~W~~	585
Other intangible assets		7		—		—		7

	~~W~~	626	~~W~~	—	~~W~~	(34)	~~W~~	592

13. Construction Contracts
(a)	Construction contracts in progress as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Aggregate amount of costs incurred	~~W~~	12,902,061	12,778,567
Add : Recognized profits		1,278,138	1,202,835
Less : Recognized losses		(194,925)	(197,818)
Cumulative construction revenue		13,985,274	13,783,584
Less : Progress billing		(13,399,101)	(13,505,203)
Foreign currency gains and losses		(667)	(1,744)
Balance of construction constract		585,506	276,637
Consolidated adjustments		(136,504)	(54,975)

	~~W~~	449,002	221,662

(b)	Customers for contract work as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Due from customers for contract work	~~W~~	1,047,233	960,738
Due to customers for contract work		(598,231)	(739,076)

	~~W~~	449,002	221,662

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
14. Other Liabilities
(a)	Other current liabilities as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Due to customers for contract work	~~W~~	598,231	739,076
Advances received		647,070	484,155
Unearned revenue		24,284	26,338
Withholding		128,377	105,079
Others		149,691	136,599

	~~W~~	1,547,653	1,491,247

(b)	Other long-term liabilities as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Advances received	~~W~~	3,084	3,583
Unearned revenue		1,283	1,539
Others		67,857	75,264

	~~W~~	72,224	80,386

15. Borrowings
(a)	Short-term borrowings as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	Bank	Interest Rate (%)	2011		2010
Short-term borrowings
Bank overdrafts	Bank of America and others	0.4~5.0	~~W~~	188,827	200,389
Short-term borrowings	Shinhan Bank and others	0.3~17.0		7,062,886	6,888,796

				7,251,713	7,089,185

Current portion of long-term liabilities
Current portion of long-term borrowings	Korean Development Bank and others	0.0~6.0		376,494	394,227
Current portion of loans from foreign financial institutions	NATIXIS	2.0		995	963
Current portion of bonds	KB Investment & Securities Co., Ltd. and other	1.5~8.0		1,932,280	2,548,418
Less: Current portion of discount on debentures issued				(2,352)	(3,801)
Current portion of convertible bond	Nomura Scurities Co., Ltd and others	3.0~3.3		393,960	445,675
Add: Discount on convertible bonds				1,633	1,633

				2,703,010	3,387,115

			~~W~~	9,954,723	10,476,300

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
(b)	Long-term borrowings as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	Bank	Interest Rate (%)	2011		2010
Long-term borrowings	Korean Development Bank and others	0.5~11.0	~~W~~	3,974,065	3,431,521
Less : Present value discount				(88,562)	(81,610)
Loans from foreign financial institutions	NATIXIS	2.0		3,963	4,074
Bonds(*1,*2)	Korean Development Bank and others	2.0~7.0		8,162,158	7,357,310
Less : Discount on debentures issued				(61,823)	(64,649)
Add : Premium on bond redemption				10,618	11,138
Add : Premium on debentures issued				4,852	6,157

			~~W~~	12,005,271	10,663,941

(*1)	The Company issued exchangeable bonds, which are exchangeable with SK Telecom Co., Ltd. ADRs, on August 19, 2008. Details of exchangeable bonds are as follows:

Issuance date:	August 19, 2008
Maturity date:	August 19, 2013
Rate:	Interest rate of zero percent
Face value:	JPY 52,795,000,000
Issuance price:	JPY 52,424,229,136
Premium on bond redemption	JPY 797,204,500 (redeemed on put date or maturity date)
Exchangeable price:	JPY 2,999.11/ADR
Fair value of an exchangeable right at issuance:	JPY 2,867,605,334
Fair value of an exchangeable right as of March 31, 2011:	JPY 21,118,000
ADRs exchangeable as of March 31, 2011:	ADR 18,994,379
Exercise period of exchangeable right:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercise date of put option by bondholders:	August 19, 2011

The Company issued exchangeable bonds which is exchangeable with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd., a SPV.

(*2)
One of the subsidiaries, Daewoo International Corporation issued the convertible bonds with a face value of USD300 million at 100% of face value on July 6, 2009. The convertible bonds will be redeemed at 111.27% of the face value at the maturity date on July 6, 2014 (guaranteed yield to maturity: 5.25%), unless redeemed or converted early. The convertible bonds may be early redeemed on July 6, 2011 at the option of the bondholders at 104.16% of the face value and as a result, they were classified as current portion of long-term debt during the current year. Furthermore, the convertible bonds may be early redeemed at the option of the bondholders in certain events such as the change of the parties controlling Daewoo International Corporation. Also, at Daewoo International Corporation’s option, the convertible bonds may be early redeemed on or after July 6, 2012, provided that the market price of Daewoo International Corporation’s common stock is above 130% of the conversion price for at least 20 consecutive trading days. On the other hand, the convertible bonds can be converted into 1 common shares per the face value of ~~W~~31,450 from July 6, 2010 to June 23, 2014.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
16. Other Financial Liabilities
(a)	Other short-term financial liabilities as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010
Account payable	~~W~~	1,009,500	874,629
Accrued expenses		360,355	415,657
Dividends payable		17,851	6,176
Derivatives liabilities		64,281	88,447
Finance lease liabilities		13,788	14,073
Withholdings		127,809	111,039
Financial guarantee liabilities		6,082	8,919
Firm commitment		—	1,937

	~~W~~	1,599,666	1,520,877

(b)	Other long-term financial liabilities as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010
Account payable	~~W~~	6,640	2,438
Accrued expenses		19,350	22,349
Derivatives liabilities		18,388	11,925
Finance lease liabilities		23,056	27,039
Financial guarantee liabilities		18,872	19,047
Withholdings		77,529	92,976

	~~W~~	163,835	175,774

17. Financial Instruments
(a)	Financial risk management

The purposes of financial management of the Company are maintaining the optimal capital structures to provide continuing income to the shareholders and the interested parties and reduce the cost of capital. The Company has policies such as control the amount of dividends to maintain or control the capital structures.

Capital structure of the Company consists of net liability in borrowings, net of cash and cash equivalents and equity. The Company’s financial risk manament policy is the same as 2010. Factors of fianacial management as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Total borrowings (note 15)	~~W~~	21,959,994	21,140,241
Less: cash and cash equivalents		(4,028,558)	(3,521,045)
Net borrowings		17,931,436	17,619,196
Total shareholders’ equity		38,945,768	38,537,167
Ratio of net borrowings to equity		46.04%	45.72%

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
(b)	Classification of financial instruments

1)	Financial assets as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)		2011		2010
Financial assets at fair value through profit or loss	Financial assets held for trading	~~W~~	91,940	182,208
	Derivatives assets held for trading		78,337	100,684

			170,277	282,892

Derivatives assets as hedging instruments for lisk			18,161	39,347
Available-for-sale financial assets			5,923,338	6,126,925
Held-to-maturity investments			39,792	39,813
Loans and receivables (*1)			17,303,021	17,311,148

		~~W~~	23,454,589	23,800,125

(*1)	Carrying values of loans and receivables indicate maximum exposure of the Company to credit risk. Details of loans and receivables are as follows:

(in millions of Won)	2011		2010

Cash and cash equivalents	~~W~~	4,028,558	3,521,045
Financial deposits		1,696,724	2,850,701
Loans and other receivables		1,313,680	1,460,662
Accounts receivable		10,000,725	9,205,118
Long-term accounts receivable		263,334	273,622

	~~W~~	17,303,021	17,311,148

2)	Financial liabilities as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Derivatives liabilities held for trading	~~W~~	76,731	90,640
Derivatives liabilitues as hedging instruments for lisk		5,938	9,732
Financial liabilities are evaluated as amortised cost		28,123,545	26,689,633
Accounts payable		4,507,673	3,981,079
Borrowings		21,959,994	21,140,241
Other financial liabilities		1,655,878	1,568,313
Financial guarantee liabilities		24,954	27,966

	~~W~~	28,231,168	26,817,971

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
18. Provisions
Provisions as of March 31, 2011 and December 31, 2010 are as follows:

	2011			2010
(in millions of Won)	Current		Non-current	Current	Non-current

Provision for bonus payments	~~W~~	53,598	—	37,978	—
Provision for product warranties		—	11	—	99
Others (*)		65	130,620	26	128,786

		53,663	130,631	38,004	128,885

(*)
As of March 31, 2011 and December 31, 2010, others include provision of ~~W~~75,817 million and ~~W~~77,337 million in relation to the potential claim in connection to the spin-off of the trading division in 2000.

19. Employee Benefits
(a)	Defined contribution pension plan

The Company has partial defined benefit pension for employee benefit. The Company is obliged to pay fixed contributions in separate funds, and the severance payment employees receive in the future is to be determined by the contributions in the funds and the investment earnings from the funds. The plan asset is under the management of fiduciary funds operated independently from the Company’s assets. The expense amounting to ~~W~~325 million was recognized for defined contribution pension plan for the three-month period ended March 31, 2011.

(b)	Defined benefit pension plan
1)	The Company has partial defined benefit pension for employees and uses the projected unit credit method for actuarial valuation of plan assets and defined benefit obligation.
2)	The amounts recognized within administrative expenses in the statements of comprehensive income for the three-month period ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010
Current service costs	~~W~~	50,134	39,069
Past service costs		262	—
Interest costs		16,331	14,780
Expected return on plan assets		(9,392)	(9,971)

	~~W~~	57,335	43,878

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
3)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Present value of defined benefit obligations from a funded plan	~~W~~	1,328,338	1,443,954
Fair value of plan assets		(951,715)	(964,727)
Present value of defined benefit obligations from a non-funded plan		28,492	23,899

	~~W~~	405,115	503,126

20. Reserves
Reserves as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Changes in accumulated comprehensive income (loss) of investments of equity-accounted investees	~~W~~	15,812	(3,910)
Changes in fair value of available-for-sale financial investments		1,046,842	1,314,185
Currency translation differences		185,485	136,670
Others		(2,024)	(7,138)

	~~W~~	1,246,115	1,439,807

21. Treasury Shares
In January 2011, the Company sold 342,955 shares of treasury stock for \ 164,384 million and recognized \ 71,160 million as a gain on sale of treasury stock in capital surplus. Also, the Company acquired 131,389 shares of treasury stock for \ 61,296 million. As of March 31, 2011, the Company holds 9,942,391 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
22. Stock Appreciation Rights
(a)
The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

1)	Class of shares: registered common stock

2)	The number of shares, Exercise price per share, Exercise period

(per share, won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total
Before the modification (*1)
Granted		498,000		60,000		22,000		141,500		218,600		90,000	1,030,100
Exercise price	~~W~~	98,400	~~W~~	135,800	~~W~~	115,600	~~W~~	102,900	~~W~~	151,700	~~W~~	194,900
After the modification (*1)
Granted		453,576		55,896		20,495		135,897		214,228		90,000	970,092
Forfeited		19,409		—		—		—		—		—	19,409
Exercised		434,167		55,896		20,495		135,897		154,764		64,000	865,219
Unexercised		—		—		—		—		59,464		26,000	85,464
Exercise price	~~W~~	98,900	~~W~~	136,400	~~W~~	116,100	~~W~~	102,900	~~W~~	151,700	~~W~~	194,900
Exercise period	July 24, 2003~		April 28, 2004~		Sep. 19, 2004~		April 27, 2005~		July 24, 2006~		April 29, 2007~
	July 23, 2008		April 27, 2009		Sep. 18, 2009		April 26, 2010		July 23, 2011		April 28, 2012

(*1)
The Company modified the number of shares granted under the stock appreciation rights and the exercise price, as presented above (1st, 2nd, 3rd, 4th and 5th), in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.

(b)	Expenses related to stock appreciation rights granted to executives incurred for the three-month periods ended March 31, 2011 are as follows:

(in millions of Won)	5th Grant		6th Grant		Total

Stock compensation expenses	~~W~~	1,211	~~W~~	458	~~W~~	1,669
(c)	The Company uses a fair value approach for calculating remuneration cost. The method and assumption for computing fair value of stock appreciation rights are as follows:

	5th Grant	6th Grant
Risk-free rate of interest	3.25%	3.43%
Expected exercise period	145 days	502 days
Expected price-volatility	12.22%	12.84%
Rate of expected dividends	1.98%	2.00%
Stock price	Won 505,000	Won 505,000
Fair value	Won 351,285	Won 305,384

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
23. Selling and Administrative Expenses
(a)	Selling expenses
Selling expenses for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Freight	~~W~~	326,735	183,982
Operating expenses for distribution center		1,993	2,153
Sales commissions		19,979	15,393
Sales advertising		143	259
Sales promotion		3,574	1,568
Sample		1,614	670
Sales insurance premium		4,797	2,911
Contract cost		11,996	17,518
Others		1,546	1,536

	~~W~~	372,377	225,990

(b)	Administrative expenses
Administrative expenses for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Wages and salaries	\	153,699	97,064
Expenses related to defined benefit plan		14,957	9,017
Other employee benefits		36,431	24,838
Travel		12,712	6,893
Depreciation		41,694	24,109
Communication		3,563	1,811
Electric power		1,608	1,639
Taxes and public dues		12,005	6,655
Rental		15,227	8,246
Repairs		2,534	3,088
Insurance premium		3,838	760
Entertainment		4,326	3,891
Advertising		17,329	23,426
Research & development		57,384	30,817
Service fees		53,960	32,643
Supplies		3,356	2,394
Vehicles maintenance		5,055	3,482
Industry association Fee		3,985	4,388
Training		4,819	3,520
Conference		5,134	3,592
Transfer to provision		5,292	4,738
Bad debt allowance		31,290	5,853
Others		6,920	3,882

	\	497,118	306,746

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
24. Other Operating Income and Expenses
(a)	Other operating income
Details of other operating income for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Gain on disposal of property, plant and equipment	~~W~~	4,706	2,110
Rent		522	352
Gain on disposal of intangible assets		473	72
Gain on disposal of investment property		16	—
Gain on disposal of investment of equity-accounted investees		—	1,921
Reversal of allowance for doubtful accounts		18,350	9,232
Reversal of provision		641	713
Miscellaneous income		52,847	66,958
Others		169	502

	~~W~~	77,724	81,860

(b)	Other operating expenses
Details of other operating expenses for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Loss on disposal of property, plant and equipment	~~W~~	9,457	5,771
Loss on disposal of investment property		1,913	—
Cost of idle assets		894	158
Other bad debt expenses		—	7,245
Contributions		4,541	6,324
Miscellaneous loss		6,670	19,302
Others		947	162

	~~W~~	24,422	38,962

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
25. Finance Income and Costs
Details of finance income and costs for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Finance income
Interest income	~~W~~	46,796	80,672
Dividend income		66,366	71,441
Gain on foreign currency transaction		208,978	106,616
Gain on foreign currency translation		367,321	184,964
Gain on derivatives transactions		79,230	9,209
Gain on valuation of derivatives		51,376	19,241
Others		2,279	15,589

		822,346	487,732

Finance costs
Interest expenses		184,462	127,365
Loss on foreign currency transaction		202,035	96,791
Loss on foreign currency translation		164,646	34,966
Loss on derivatives transactions		109,439	3,826
Loss on valuation of derivatives		56,488	20,438
Others		4,108	8,760

	~~W~~	721,178	292,146

26. Income Taxes
(a)	Income tax expenses for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Current income taxes	~~W~~	224,022	297,592
Deferred income tax due to temporary differences		67,281	84,782
Deferred tax from tax credit		23,231	(15,560)
Items charged (credited) directly to shareholders’ equity		6,331	(662)
Deferred tax effect due to consolidation entries		21,765	47,719

Income tax expense	~~W~~	342,630	413,871

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
(b)
The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Net income before income tax expense	~~W~~	1,435,692	1,789,984
Income tax expense computed at statutory rate		347,437	433,176
Adjustments:		(4,807)	(19,305)
Tax effects due to permanent differences		(1,466)	44,100
Tax credit		(17,491)	(72,330)
Others		14,150	8,925

Income tax expense	~~W~~	342,630	413,871

Effective rate (%)		23.87	23.12
(c)	The income taxes charged (credited) directly to equity for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Gain (loss) on valuation of available-for-sale investments	~~W~~	(28,173)	15,315
Accumulated comprehensive expense of investments of equity-accounted investees		(20,190)	(16)
Gain on valuation of derivatives		9	321
Defined benefit plan actual gains (losses)		30,100	(10,181)

	~~W~~	(18,254)	5,439

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
(d)	The movements in deferred tax assets (liabilities) for the three-month period ended March 31, 2011 are as follows:

	Temporary differences				Deferred income tax
(in millions of Won)	Dec 31, 2010		Inc (Dec)	Mar 31, 2011	Dec 31, 2010		Inc (Dec)	Mar 31, 2011
Deferred income tax due to temporary differences
Reserve for special repairs	~~W~~	(125,543)	809	(124,734)		(27,776)	196	(27,580)
Allowance for doubtful accounts		331,199	(52,139)	279,060		80,349	(14,358)	65,991
Reserve for technology developments		(1,226,700)	(22,050)	(1,248,750)		(269,892)	(4,978)	(274,870)
Dividend income from related companies		462,504	—	462,504		243	—	243
Depreciation expense		(250,619)	40,573	(210,046)		(61,129)	8,031	(53,098)
Share of profit or loss of equity-accounted investees		(2,080,735)	78,412	(2,002,323)		(74,377)	(37,871)	(112,248)
Reserve for inventory valuation		7,372	(1,587)	5,785		1,484	(508)	976
Reserve for loss on payment guarantee		6,979	—	6,979		1,587	—	1,587
Revaluation of assets		(1,649,768)	(230,044)	(1,879,812)		(362,949)	(50,610)	(413,559)
Prepaid expenses		77,410	9,537	86,947		18,733	2,308	21,041
Impairment loss on property, plant and equipment		113,408	(1,381)	112,027		24,858	(318)	24,540
Loss on foreign currency translation		414,039	(208,240)	205,799		90,656	(45,860)	44,796
Accrued severance benefits		177,211	15,695	192,906		40,710	4,273	44,983
Group severance insurance deposits		(163,074)	(4,117)	(167,191)		(36,232)	(5,173)	(41,405)
Provision for construction losses		7,623	(652)	6,971		1,697	(185)	1,512
Provision for construction warranty		8,130	(788)	7,342		1,854	(110)	1,744
Appropriated retained earnings for technological development		(1,083)	83	(1,000)		(246)	20	(226)
Accrued income		(4,271)	81	(4,190)		(1,061)	37	(1,024)
Others		787,776	81,603	869,379		140,726	39,501	180,227

Subtotal		(3,108,142)	(294,205)	(3,402,347)		(430,765)	(105,605)	(536,370)

Deferred income taxes recognized directly to equity
Gain(Loss) on valuation of available-for-sale investments		(539,742)	128,251	(411,491)		(118,639)	28,172	(90,467)
Accumulated comprehensive expense of investments of equity-accounted investees		(92,796)	91,771	(1,025)		(20,415)	20,190	(225)
Gain(Loss) on valuation of derivatives		36	(36)	—		9	(9)	—
Others		15,586	(53,421)	(37,835)		4,132	(10,029)	(5,897)

		(616,916)	166,565	(450,351)		(134,913)	38,324	(96,589)

Deferred tax from tax credit
Tax credit carryforward and others						280,295	(23,231)	257,064
Deferred tax effect on elimination of intercompany profit and others
Tax effect on elimination of intercompany profit and others						(204,468)	(21,765)	(226,233)

					~~W~~	(489,851)	(112,277)	(602,128)

27. Impairment Losses of Financial Assets
Impairment losses of financial assets for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Bad debt expenses	~~W~~	31,290	5,853
Impairment losses on available-for-sale securities		—	1,785
Other bad debt expenses		—	7,245
Less: Reversal of allowance for doubtful accounts		(18,350)	(9,232)

	~~W~~	12,940	5,651

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
28. Earnings per Share
Basic and diluted earnings per share for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won, exept per share information)	2011		2010

Net income attribuete to controlling interest	~~W~~	1,090,722	1,364,102
Weighted-average number of common shares outstanding (*1)		77,274,349	77,032,878
Basic earnings per share		14,115	17,708

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

	2011	2010

Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(9,912,486)	(10,153,957)

Weighted-average number of common shares outstanding	77,274,349	77,032,878

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
29. Related Party Transactions
Significant transactions, which occurred in the normal course of business with related companies for the three-month period ended March 31, 2011, and their related account balances as of March 31, 2011 are as follows:

(in millions of Won)	Sales and others (*1)		Purchase and others (*1)	Receivables (*2)	Payables (*2)

Songdo New City Development Inc.	~~W~~	130,373	3	341,925	—
USS-POSCO Industries		122,233	—	101,046	—
AN KHANH NEW CITY DEVELOPMENT		15,659	—	75,024	14,989
Shanghai Waigaogiao Free Trade Zone Lansheng Daewoo Int’l Trading Co., Ltd.		63,150	1,738	52,149	—
Shanghai Lansheng Daewoo Corporation		63,377	9,509	41,250	3,302
KOBRASCO		121	—	33,463	—
POS-GSFC LLC		18,344	—	32,795	—
Metapolis Co., Ltd		—	(4)	25,033	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,545	—	17,480	—
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd.		31,280	33,260	14,639	10,806
VSC POSCO Steel Corporation		885	—	14,264	—
POSK (PingHu) Processing Center Co., Ltd.		7,369	222	12,807	220
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	25,881	12,329	—
PSIB Co., Ltd		—	12,511	10,800	—
POSCO M-TECH Co., Ltd		6,419	72,106	2,480	30,525
SNNC Co., Ltd.		3,457	66,862	736	7,019
POSMATE Co., Ltd.		803	15,543	352	8,018
CHUNGJU ENTERPRISE CITY DEVELOPMENT CO., LTD.		10,398	—	3,359	182
Others		43,927	20,867	37,883	5,845

	~~W~~	524,340	258,498	829,814	80,906

(*1)	Sales and others include sales and other operating income. Purchase and others include purchase and overhead cost.

(*2)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payable and other payables.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
30. Commitments and Contingencies
(a)	Details of guarantees
Contingent liabilities on outstanding guarantees provided by the Company as of March 31, 2011, are as follows:

Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Eequivalent
The Company
POSCO	POSCO Maharashtra Steel private Ltd.	Export-Import Bank of
		Korea and others	USD	69,000,000	76,397
	POSCO Investment Co., Ltd.	HSBC	CNY	630,000,000	106,394
			MYR	240,000,000	87,790
			USD	415,000,000	459,488
	POSCO-Vietnam Co., Ltd.	Export-Import Bank of	JPY	5,655,000,000	75,318
		Korea and others	USD	230,000,000	254,656
	Zeus (Cayman) Ltd.	Creditors	JPY	52,795,000,000	703,171
Daewoo International Corporation	Daewoo Textile Bukhara LLC	Export-Import Bank of
		Korea and others	USD	33,250,000	36,814
	Daewoo Cement (Shandong) Co., Ltd.	Other oversea financial institution	CNY	27,000,000	4,560
			EUR	26,293,368	41,109
		China Construction Bank	CNY	53,000,000	8,951
		Export-Import Bank of
		Korea and others	USD	34,804,000	38,535
	Daewoo International Deutschland GmbH	Shinhan Bank	EUR	83,201	130
	Daewoo International Singapore Pte. Ltd.	Woori Bank	USD	3,621,000	4,009
		STANDARD CHARTERED	USD	13,333,000	14,762
	Daewoo International Japan Corp.	Korea Development Bank	JPY	450,000,000	5,994
		Shinhan Bank	JPY	700,000,000	9,323
		HSBC	JPY	500,000,000	6,659
		MIZUHO	JPY	500,000,000	6,659
		STANDARD CHARTERED	JPY	600,000,000	7,991
	Daewoo Paper Manufacturing Co., Ltd.	Hana Bank	USD	2,800,000	3,100
	Daewoo Int’l Guangzhou Corp.	STANDARD CHARTERED	USD	802,750	889
	POSCO-Indonesia Jakarta Processing Center Co., Ltd.	POSCO Investment Co., Ltd.	USD	1,000,000	1,107
	Daewoo International America Corp.	Shinhan Bank	USD	550,000	609
		Woori Bank	USD	961,000	1,064
POSCO E&C Co., Ltd.	POSCO E&C Vietnam Co., Ltd.	Korea Exchange Bank	USD	11,000,000	12,179
		Export-Import Bank of
		Korea and others	USD	18,000,000	19,930
		ANZ	USD	5,000,000	5,536
		POSCO Investment Co., Ltd.	USD	9,500,000	10,518
	International Business Center Corporation	Export-Import Bank of
		Korea and others	USD	20,000,000	22,144
POSCO P&S Co., Ltd.	POSCO Canada Co., Ltd.	Hana Bank	USD	12,484,500	13,823
POSCO JAPAN Co., Ltd.	POSCO-JKPC Co., Ltd.	Higo bank and others	JPY	2,208,600,000	29,416
	POSCO-JYPC Co., Ltd.	Mizuho Bank and others	JPY	2,045,634,200	27,246
	POSCO-JNPC Co., Ltd.	Mizuho Bank and others	JPY	3,082,500,000	41,056
	POSCO-JOPC Co., Ltd.	Mizuho Bank and others	JPY	2,802,500,000	37,326
POSCO Chemtec Company Ltd.	POSCO Chemtec Company Ltd.	Seoul Guarantee Insurance Company	KRW	2,304	2,304
Daewoo Textile Fergana LLC	Daewoo Textile Bukhara LLC	NBU	UZS	6,519,920,000	4,289
POSCO E&C (Beijing) Co., Ltd.	HONG KONG POSCO E&C (CHINA) Investment Limited	Woori Bank(Beijing branch)	CNY	132,400,000	22,360
POSCO TMC Co., Ltd.	Suzhou POS-CORE Technology Co., Ltd.	POSCO Investment Co., Ltd.	USD	3,000,000	3,322
POSCOAST Co., Ltd.	DaiMyung TMS Co., Ltd.	Korea Exchange Bank	KRW	5,000	5,000
		Woori Bank	KRW	16,500	16,500

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)

Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Eequivalent
Associates
POSCO	BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Bank of China and others	CNY	410,320,000	69,295
			USD	11,760,000	13,021
	United Spiral Pipe, LLC	Comerica Bank_KOREA	USD	24,500,000	27,126
Daewoo International Corporation	DMSA, AMSA	Other Bank	USD	112,670,666	124,749
		Other oversea financial institution	USD	9,549,333	10,573
POSCO E&C Co., Ltd.	Taegisan Wind Power □Corporation	Korea Development Bank	KRW	7,500	7,500
	PSIB Co., Ltd.	Lotte Insurance	KRW	360,000	360,000
	CHUNGJU ENTERPRISE CITY
	DEVELOPMENT Co., Ltd.	Nonghyup Bank	KRW	28,226	28,226
POSCO P&S Co., Ltd.	Sebang Steel	Fukuoka Bank	JPY	245,000,000	3,263
POSCO ICT Co., Ltd.	CHUNGJU ENTERPRISE CITY
	DEVELOPMENT Co., Ltd.	POSCO ICT Co., Ltd.	KRW	2,530	2,530
	Uitrans LRT Co., Ltd.	POSCO ICT Co., Ltd.	KRW	64,638	64,638
	Innovalley Co., Ltd	POSCO ICT Co., Ltd.	KRW	115,336	115,336
Daewoo(China) Co., Ltd.	Shanghai Lansheng Daewoo Coporation	China Construction Bank	USD	12,500	14
POSCO China Holding Corp.	POSCO SeAH Steel Wire (Nantong) Co., Ltd.	POSCO Investment Co., Ltd.	USD	7,500,000	8,304
Others
Daewoo International Corporation	Ambatovy Project Investments Limited	Export-Import Bank of Korea and others	USD	43,356,101	48,004
	Sherritt International Corporation	Export-Import Bank of
		Korea and others	USD	5,995,538	6,638
POSCO E&C Co., Ltd.	Seomyun development Co., Ltd and others	ABCP and others	KRW	1,329,614	1,329,614
	POS Indonesia	SC Indonesia	USD	3,000,000	3,322
POSCO P&S Co., Ltd.	Asia Speciality Steel□Co., Ltd.	Yamaguchi Bank	JPY	2,700,000,000	35,961
	GIPI	Bank Muscat , Bank Sohar	USD	12,000,000	13,286
POSCO Plant Engineering Co., Ltd.	Halla Precision Eng. Co., Ltd. and others	Kookmin Bank	KRW	218,748	218,748
	GS CALTEX HOU and others	Korea Exchange Bank and others	USD	16,639,639	18,423
	Haechi Asia and others	Korea Exchange Bank and others	CAD	50,334	57
POSCO ICT Co., Ltd.	BTL business and others	POSCO ICT Co., Ltd.	KRW	1,011,653	1,011,653
Daewoo Engineering Co., Ltd	Kwanma Solar Co., Ltd. and others	Hana Bank	KRW	52,968	52,968
	Hyundai ENG Co., Ltd.	Engineering Financial Cooperative	KRW	66,604	66,604
PHP Co., Ltd	Expo apt	Kookmin Bank	KRW	387,849	387,849
Daewoo Cement (Shandong)	SDAC	Bank of China
Co., Ltd.			USD	35,000,000	38,752

Total			CAD	50,334	57
			CNY	1,252,720,000	211,560
			EUR	26,376,569	41,239
			JPY	74,284,234,200	989,383
			KRW	3,669,470	3,669,470
			MYR	240,000,000	87,790
			USD	1,166,090,027	1,291,094
			UZS	6,519,920,000	4,289

(b)
POSCO E&C Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation and Namkwang Engineering & Construction Co., Ltd. amounting to ~~W~~3,688,900 million. POSCO E&C Co., Ltd. provides payment guarantees on customers’ borrowings amounting to ABCP ~~W~~765,465 million and PF loan ~~W~~618,584 million as of March 31, 2011.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
(c)	Other commitments

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of March 31, 2011, 308 million tons of iron ore and 52 million tons of coal remained to be purchased under such long-term contracts. On July 1, 2005, POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years. Purchase price is subject to change, following change of monthly standard oil price (JCC) and also price of ceiling is applicable.

As of March 31, 2011, POSCO has bank overdraft agreements of up to ~~W~~200,000 million with Woori Bank and six other banks. In addition, POSCO entered into a credit purchase loan agreement with Industrial Bank of Korea and six other banks for credit lines of up to ~~W~~710,000 million and a short-term borrowing agreement of up to ~~W~~900,000 million with Woori Bank and five other banks.

POSCO has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to USD 1,000 million and to borrow USD 1,300 million in foreign short-term borrowings.

POSCO entered into commitments of foreign currency long-term borrowings which are limited up to the amount of USD 6.86 million and USD 3.54 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan and the exploration of gas hydrates in Namangan-Chust, respectively. The repayment of borrowings depends on the success of the project. POSCO is not liable for the repayment of full or part of money borrowed if the project fails and also POSCO has agreed to pay certain portion of its profits under certain conditions as defined by borrowing agreements.

POSCO has provided the completion guarantees as a largest shareholder according to request of creditors including Korea Development Bank in order to support POSCO Power Corp.’s facilitate financing which is going on new plant construction.

POSCO ICT Co., Ltd.	POSCO ICT Co., Ltd. signed a technology licensing agreement with Seah Networks Co.,Ltd. for the use of Mobile WiMAX technology and brand. The Company also entered into a maintenance service contract, wherein Seah Networks Co., Ltd. provides maintenance support to the Company’s customers.

POSCO Specialty Steel Co., Ltd.	As of March 31, 2011, POSCO Specialty Steel Co., Ltd. has a loan agreement, secured by trade accounts receivable, of up to ~~W~~230,000 million with Woori Bank and others. POSCO Specialty Steel Co., Ltd. has used ~~W~~141,388 million of this loan agreement. POSCO Specialty Steel Co., Ltd. has agreements with Woori Bank and seven other banks for opening letters of credit of up to USD55 million, and for a loan of up to ~~W~~165,000 million and POSCO Specialty Steel Co., Ltd. has used USD 3.8 million.

POSCO Terminal Co., Ltd.	As of March 31, 2011, POSCO Terminal Co., Ltd. effected a charter with Hyundai Merchant Marine for the shipping and recognized ~~W~~25,072 million of service cost. As of March 31, 2011, The company entered contracts about warehouse retal, using facilities of harbor loading and unloading and facility improvement with POSCO and presented ~~W~~1,229 million of service cost for warehouse retal, ~~W~~17,043 million of service cost for using facilities of harbor loading and unloading and ~~W~~1,970 million of common cost for facility improvement. The company entered the contract of harbor loading and unloading and presented ~~W~~7,537 million of service cost. The company sold pet coke bought from Mitsui Bussan to ChungHae Co., Ltd. and presented ~~W~~113 million of selling cost.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)

POSCO Power Corp.	POSCO Power Corp. provides the entire quantity of electric power production to Kepco Corp. under the contract of LNG complex electric power.

POSCO Power Corp. provides the entire quantity of electric power production to Kepco Corp. under the contract of gas complex electric power.

POSCO Power Corp. is provided the entire quantity of natural gas from Korea Gas Corp. under the long-term contract of purchase.

POSCO Power Corp. is provided the entire quantity of gas from POSCO under the long-term contract of purchase.

Suzhou POS-CORE Technology Co., Ltd.	Suzhou POS-CORE Technology Co., Ltd. has a credit purchase loan agreement of USD 5 million providing land and plant as collaterals with Woori Bank.

(d)	Litigation in progress
As of March 31, 2011, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business. Details are as follows:
(in millions of Won, in thousnad of foreign currencies)

Company	Legal actions	Amount		Won equivalent	Description
POSCO	11	KRW	10,771	10,771	Lawsuit on the claim for damages
		USD	802	888
POSCO E&C Co., Ltd.	48	KRW	59,857	59,857	Lawsuit on the claim for payment
POSCO P&S Co., Ltd.	3	KRW	1,811	1,811	Lawsuit on the claim for damages
POSCO Plant Engineering Co., Ltd.	2	KRW	488	488	Lawsuit on the claim for payment
POSCO ICT Co., Ltd.	8	KRW	1,917	1,917	Lawsuit on the claim for payment
Seoung Gwang Co., Ltd.	1	KRW	1,951	1,951	Imposed high tax rate
POSEC-Hawaii Inc.		USD	3,123	3,458	Lawsuit on the claim for compensation and defect-repair
POSCO E&C (Beijing) Co., Ltd.	1	CNY	3,790	640	Lawsuit on the claim
Megaasset Co., Ltd.	1	KRW	273	273	Lawsuit on the claim for damages
Daewoo Engineering Co., Ltd.	7	JPY	86,700	1,155	Lawsuit on the claim for damages
		KRW	7,305	7,305
Posbro Co., Ltd.	1	KRW	435	435	Lawsuit on the claim for payment
Daewoo International Corporation	12	INR	4,458,849	110,312	Lawsuit on the claim for damages
		USD	231	255
The Company believes that although the outcome of these matters is uncertain, the impacts of these matters are not expected to be material on the Company.
(e)	Other contingencies
POSCO has provided five blank promissory notes to Korea Resources Corporation and six blank promissory notes to Korea National Oil Corporation as collateral for outstanding loans.

As of March 31, 2011, POSCO E&C Co., Ltd. has provided eleven blank promissory notes, eleven blank checks and six other notes, approximately amounting to ~~W~~61,704 million, to Korea Housing Guarantee Co., Ltd. and other financial institutions as collateral for agreements and outstanding loans.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
31. Cash Flows from Operating Activities
(a)	Adjustments for operating cash flows for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Adjustments:
Depreciation	~~W~~	491,352	666,415
Amortization		29,891	16,405
Finance income (*1)		(612,247)	(487,732)
Finance costs (*1)		503,331	292,146
Income tax expense		342,630	413,871
Share of profit or loss of equity-accounted investees		21,347	(35,956)
Accrual of severance benefits		57,335	43,878
Bad debt expenses		12,940	5,660
Others		52,213	13,319

	~~W~~	898,792	928,006

(*1)	Finance income and Finance costs do not contain gains or losses on foreign currency transaction and gains or losses on foreign currency translation.
(b)	Changes in operating assets and liabilities for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Changes in operating assets and liabilities
Trade accounts and notes receivable	~~W~~	(864,338)	(300,018)
Current financial assets		230,363	127,546
Inventories		(859,331)	(276,737)
Other current assets		(303,218)	(266,897)
Other long-term assets		(39,087)	12,221
Accounts payable		585,703	132,956
Other current financial liabilities		(26,155)	(84,133)
Other current liabilities		(22,172)	153,062
Provision		4,295	(11,610)
Payment of severance benefits		(82,145)	(32,963)
Plan assets		16,264	8,326
Other long-term liabilities		37,107	8,648

	~~W~~	(1,322,714)	(529,599)

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
32. Operating Segments
(a)
Segment information is provided on the basis of operating segments — steel, trading, construction and others. The operating segments presented reflect the management structure of the company and the way which the company’s management reviews business performance. The segment results and assets are measured based on sales and operating income, and total assets respectively, in accordance with K-IFRS without any adjustment for corporate allocations.

(b)	Revenue and segment profit of each segment for the three-month periods ended March 31, 2011 and 2010 are as follows:

	2011			2010
(in millions of Won)	Revenue		Segment operating profit	Revenue	Segment operating profit

Steel	~~W~~	13,257,425	1,088,399	8,659,005	1,489,381
Trading		6,768,604	82,569	1,813,028	32,431
Construction		1,721,190	96,212	1,803,558	99,669
Others		1,182,149	79,938	881,879	56,816
Consolidated adjustment		(6,678,804)	8,753	(3,380,207)	(119,855)

	~~W~~	16,250,564	1,355,871	9,777,263	1,558,442

(c)	Total assets of each segment as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Steel	~~W~~	62,124,778	54,932,777
Trading		9,798,603	4,937,403
Construction		6,927,203	6,115,768
Others		5,607,497	15,848,991
Consolidated adjustment		(13,308,095)	(12,430,406)

	~~W~~	71,149,986	69,404,533

33. Transition to K-IFRS
The consolidated financial statements as of December 31, 2010 and the statements of financial position at the date of transition are stated in accordance with previous GAAP. However the consolidated financial statements as of December 31, 2010 and the statements of financial position at the date of transition are restated as the date of transition to K-IFRS is January 1, 2010 in accordance with K-IFRS 1101 “First-time Adoption of Korean International Financial Reporting Standards”.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
The Company adjusted the amount of the financial statements as of December 31, 2010 and previous statements of financial position at the date of transition reported in accordance with previous GAAP. The transition from previous GAAP to K-IFRS affected its reported financial position, financial performance and cash flows is as follows:
(a)	Exemptions elected from K-IFRS 1101 “First-time Adoption of Korean International Financial Reporting Standards” by the Company

The Company has elected to use one or more of the exemptions in accordance with K-IFRS 1101 for the preparation of statements of financial position at the date of transition and applied the following optional exemptions.

1)	Business combination
The Company has not retrospectively applied the business combinations that took place prior to the date of transition to K-IFRS.
2)	Deemed cost of property, plant and equipment

The Company has elected to use the revaluations of prior to the date of transition to K-IFRS as deemed cost at the date of transition for certain items of property, plant and equipment and use the fair value at the date of transition as deemed cost at the date of transition for certain machinery and equipment.

3)	Borrowing costs
The Company has capitalized borrowing costs to the qualifying assets for which the commencement date for capitalization is on or after the transition date to K-IFRS .
4)	Cumulative translation differences
The Company has elected to set the previously cumulative translation differences to zero at the date of transition and these exemption are applied to all foreign operations.
5)	Share-based payment transactions
The Company has not retrospectively applied to cash-settled share-based payment transactions that took place prior to the date of transition to K-IFRS.
6)	Leases
The Company determines whether an arrangement existing at the date of transition to K-IFRS contains a lease on the basis of facts and circumstances existing at that date.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
(b)	The significant adjustments regarding transition to K-IFRS are as follows:
1)	Employee Benefits

Under previous GAAP, the Company recognized the amount of accrued severance benefits assuming all eligible employees and directors with at least one year of service were to terminate their employment as of the date of statement of financial position. Under K-IFRS, the Company recognized defined benefit obligation based on actuarial assumptions.

2)	Goodwill acquired in the business combination or a gain from a bargain purchase

Under previous GAAP, the Company amortized goodwill acquired in the business combination in straight-line method less than 20 years and a gain from a bargain purchase reversed in weighted average useful life of depreciable assets. In K-IFRS, goodwill is not amortized, instead it’s tested for impairment annually. And a gain from a bargain purchase is recognized in profit or loss on acquisition date.

3)	Transfer of financial assets

Under previous GAAP, the Company recognized transfer of the financial assets to financial institution as disposal transaction when the control is transferred. Under K-IFRS, if the Company retains substantially all the risks and rewards of ownership of the financial asset, it is recognized in the financial liabilities instead of derecognition of financial assets.

4)	Deferred taxes

Under previous GAAP, the Company recognized deferred tax assets or deferred tax liabilities as the difference between the book base and its tax base regarding the investment in subsidiaries and others. However, under K-IFRS, the Company recognizes deferred tax assets or deferred tax liabilities considering how the temporary differences will be realized.

5)	A lot-solid apartment after rental
Under previous GAAP, a lot-solid apartment after rental is accounted for as an operation lease, under K-IFRS, is otherwise accounted for as a finance lease.
6)	Construction contract

Under previous GAAP, contract revenue associated with the construction contract shall be recognized as revenue by reference to the stage of completion of the contract activity at the end of the reporting period while costs shall be recognized as expenses incurred. Under K-IFRS, contract revenue and contract costs associated with the construction contract shall be recognized as revenue and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period.

Also, under previous GAAP, there is no specific guideline for determining and disclosing the gross amount due from customers for contract work and the gross amount due to customers for contract work while under K-IFRS, theses amount should be determined and disclosed.

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
(c)	Changes in scope of subsidiaries

	Changes	Subsidiaries

Inclusion(35)	Included in the scope of consolidation under K-IFRS. These entities were not consolidated under K-GAAP since their total assets were less than ~~W~~10 billion.	PT. POSNESIA, Qingdao Pos-metal Co., Ltd., POSCO E&C India Private Ltd., POSCO E&C SMART, Pohang SFC Co., Ltd., POSWITH Co., Ltd., Basis Industries, Dalian POSCON Dongbang Automatic Co., Ltd., SANPU TRADING CO., LTD., Zhangjiagang BLZ Pohang International Trading Co., Ltd., POSCO Australia GP Limited, POSCO Mexico Human Tech., POSCO Mexico East Steel Distribution Center Co., Ltd., POSTECH BD Newundertaking fund, POSCO Gulf Logistics LLC., POSBRO Co., Ltd., POSCO ICT-China, DWEMEX S.A.DE C.V., POS MPC Servicios de C.V., EUROTALY S.A., POSCO South East Asia Pte. Ltd., VECTUS Ltd., POMIC Co., Ltd., POSCO Maharashtra Steel Pvt. Ltd., POSCO India Chennai Steel Processing Centre Pvt. Ltd., POSCO Turkey Nilufer Processing Center , POSCO Vietnam Ha Noi Processing Center Co., Ltd., POSCO (Liaoning) Automotive Processing Center Co., Ltd., POSCO E&C Venezuela C.A, POSFINE Co., Ltd., PT. MRI, Mapo high broad parking Co., Ltd., Dakos Co., Ltd., POSCALCIUM Company, Ltd

	Included in the scope of consolidation Under K-IFRS 2012: Consolidation-Special Purpose Entities	ZEUS(Cayman)

Exclusion(5)	The Company owns less than 50% of voting power. These entities are excluded from the scope of consolidation assuming that the Company does not have de facto control.	Metapolis Co., Ltd., POSMATE Co., Ltd., POSCO M-TECH Co., Ltd., Universal Studios Resort Asset Management Corp., VSC POSCO Steel Corporation

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
(d)	Effects on financial position, financial performance and cash flows by the transition from previous GAAP to K-IFRS
1)	Reconciliations of the financial position on January 1, 2010:

	Total		Total	Total
(in millions of Won)	assets		liabilities	equity

Previous GAAP	~~W~~	50,311,748	18,647,434	31,664,314

Adjustments:
Changes of consolidation scope		(575,395)	(430,521)	(144,874)
Revaluation of machinery and equipment		1,945,001	—	1,945,001
Discount of accounts receivable		111,759	111,932	(173)
Defined benefit liabilities		(63)	36,497	(36,560)
Deferred tax effect		(291,237)	(155,833)	(135,404)
Derivative		(53,945)	(798)	(53,147)
Construction contract		417,722	388,262	29,460
Application to finance lease by arrangements		(38,965)	—	(38,965)
Application to finance lease for a lot-solid apartment after rental		(316,935)	(359,542)	42,607
Adjustments of available-for-sale securities		(28,783)	—	(28,783)
Reversal of negative goodwill		10,352	—	10,352
Other adjustment		21,784	(58,069)	79,853

Total adjustment		1,201,295	(468,072)	1,669,367

K-IFRS	~~W~~	51,513,043	18,179,362	33,333,681

POSCO
Notes to Condensed Consolidated Interim Financial Statements, Continued
As of March 31, 2011
(Unaudited)
2)	Reconciliation of financial position as of December 31, 2010 and the financial performance for the year ended December 31, 2010

						Total
	Total		Total	Total		comprehensive
(in millions of Won)	assets		liabilities	equity	Net income	income

Previous GAAP	~~W~~	67,945,933	30,744,512	37,201,421	4,217,695	4,840,977

Adjustments:
Changes in scope of of consolidated companies		(1,246,713)	(985,200)	(261,513)	206,889	130,970
Revaluation of machinery and equipment		1,633,056	—	1,633,056	(305,945)	(305,945)
Transfer of financial assets		1,344,849	1,338,732	6,117	1,635	1,635
Finance lease		(542,848)	(557,959)	15,111	11,469	11,469
Construction contract		341,623	313,380	28,243	(2,942)	(2,942)
Actuarial valuation of defined benefit liabilities		(4,067)	91,357	(95,424)	144,073	(8,052)
Deffered tax effect		(241,991)	(469,488)	227,497	55,881	55,881
Withdrawal of amortization on goodwill		68,364	—	68,364	68,364	68,364
Recognition of callable preferred stock as borrowings		—	207,569	(207,569)	(7,759)	(7,759)
Capitalization of financial cost		63,382	92,186	(28,804)	1,733	1,733
Recognition of financial guarantee liabilities		21,304	27,443	(6,139)	(1,618)	(1,618)
Adjustments of derivative		(36,896)	(13,496)	(23,400)	31,386	31,386
Replacement of investment property		(2,979)	—	(2,979)	(2,979)	(2,979)
Reversal of negative goodwill		9,819	—	9,819	9,819	9,819
Other adjustment		51,697	78,330	(26,633)	(242,050)	(57,498)
Total adjustment		1,458,600	122,854	1,335,746	(32,044)	(75,536)

K-IFRS	~~W~~	69,404,533	30,867,366	38,537,167	4,185,651	4,765,441

3)	Cash flow statement

Under K-IFRS, interest received, interest paid and income taxes paid which were presented using indirect method under the previous GAAP are presented using direct method as separate line items of cash flow operating activities. Also, effect of exchange rate fluctuations on cash held which were presented as cash flows from operating activities under the previous GAAP are presented as a separate line item from cash flows from operating, investing and financing activities.

POSCO
Condensed Separate Interim Financial Statements
(Unaudited)
March 31, 2011
(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report
Based on a report originally issued in Korean
The Board of Directors and Stockholders
POSCO:
Reviewed financial statements
We have reviewed the accompanying separate statement of financial position of POSCO (the “Company”) as of March 31, 2011, and separate statements of comprehensive income, condensed changes in equity and condensed cash flows for the three-month periods ended March 31, 2011 and 2010 and notes, comprising a summary of significant accounting policies and other explanatory information (“the condensed separate interim financial information”).
Management’s responsibility
Management is responsible for the preparation and fair presentation of this condensed separate interim financial information in accordance with Korean International Financial Reporting Standard (“K-IFRS”) 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare the condensed separate interim financial statements free of material misstatements due to error or fraud.
Auditor’s review responsibility
Our responsibility is to express a conclusion on this condensed separate interim financial information based on our review.
We conducted our reviews in accordance with the Review Standards for Quarterly/Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial information referred to above is not presented fairly, in all material respects, in accordance with K-IFRS 1034 “Interim Financial Reporting”.

Other considerations
As discussed in note 3, the Company prepared the condensed separate interim financial information in accordance with accounting policies which management plans to adopt for its first annual financial statements in accordance with K-IFRS. The accounting policies applied for the condensed separate interim financial statements may be changed by management as considered necessary in the course of preparation of its first annual financial statements in accordance with K-IFRS for the year ending December 31, 2011.
Seoul, Korea
May 27, 2011
This report is effective as of May 27, 2011, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial information. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO
Condensed Separate Statements of Financial Position
As of March 31, 2011 and December 31, 2010
(Unaudited)

(in millions of Won)	Note	2011		2010

Assets
Cash and cash equivalents	4, 15	~~W~~	1,077,898	672,427
Trade accounts and notes receivable, net	5, 15, 24		3,629,469	3,548,448
Other short-term financial assets	6, 15		1,535,605	2,754,319
Inventories	7		6,589,302	5,998,545
Other current assets	8		90,784	19,866

Total current assets			12,923,058	12,993,605

Long-term trade accounts and notes receivable, net	5, 15, 24		24	24
Other long-term financial assets	6, 15		5,006,524	5,015,783
Investment in subsidiaries and associates	9		11,065,808	10,470,156
Investment property, net	10		119,784	92,273
Property, plant and equipment, net	11		20,135,569	20,011,110
Intangible assets, net	12		234,569	229,137
Other long-term assets	8		274,864	274,139

Total non-current assets			36,837,142	36,092,622

Total assets		~~W~~	49,760,200	49,086,227

See accompanying notes to condensed separate interim financial statements.

3

POSCO
Condensed Separate Statements of Financial Position, Continued
As of March 31, 2011 and December 31, 2010
(Unaudited)

(in millions of Won)	Note	2011		2010

Liabilities
Trade accounts payable	15, 24	~~W~~	1,711,913	1,310,877
Short-term borrowings	13, 15		2,470,816	3,116,364
Other short-term financial liabilities	14, 15		829,835	958,081
Current income tax liabilities	31		468,766	594,539
Provisions	16		28,052	9,582
Other current liabilities	18		91,985	62,011

Total current liabilities			5,601,367	6,051,454

Long-term borrowings	13, 15		7,045,685	6,296,633
Other long-term financial liabilities	14, 15		44,777	52,166
Employee benefits	17		199,883	324,003
Deferred tax liabilities	31		440,759	334,199
Other long-term liabilities	18		4,020	4,277

Total non-current liabilities			7,735,124	7,011,278

Total liabilities			13,336,491	13,062,732

Shareholders’ Equity
Share capital	19		482,403	482,403
Capital surplus	19		1,229,699	1,158,539
Reserves	20		893,880	1,011,557
Treasury shares	21		(2,391,406)	(2,403,263)
Retained earnings	22		36,209,133	35,774,259

Total shareholders’ equity			36,423,709	36,023,495

Total liabilities and shareholders’ equity		~~W~~	49,760,200	49,086,227

See accompanying notes to condensed separate interim financial statements.

4

POSCO
Condensed Separate Statements of Comprehensive Income
For the three-month periods ended March 31, 2011 and 2010
(Unaudited)

(in millions of Won, except per share information)	Note	2011		2010

Revenue	24, 26	~~W~~	9,112,123	6,949,526
Cost of sales	24, 30		(7,770,423)	(5,176,684)

Gross profit			1,341,700	1,772,842

Selling and administrative expenses
Selling expenses	27		(212,020)	(173,315)
Administrative expenses	27, 30		(205,733)	(167,245)

			(417,753)	(340,560)

Other operating income	28		11,317	30,411
Other operating expenses	28		(14,291)	(20,643)

Operating profit			920,973	1,442,050

Finance income and costs
Finance income	29		419,329	390,890
Finance costs	29		(165,851)	(154,671)

Profit before income tax			1,174,451	1,678,269
Income tax expense	31		(247,095)	(303,771)

Profit for the the period			927,356	1,374,498
Other comprehensive income
Net changes in fair value of available-for-sale investments, net of tax	20		(117,677)	65,794
Defined benefit plan actuarial gains (losses), net of tax	17		85,265	(33,211)

Other comprehensive income, net of tax		~~W~~	894,944	1,407,081

Basic and diluted earnings per share	32	~~W~~	12,001	17,843
See accompanying notes to condensed separate interim financial statements.

5

POSCO
Condensed Separate Statements of Changes in Equity
For the three-month periods ended March 31, 2011 and 2010
(Unaudited)

	Share		Capital		Treasury	Retained
(in millions of Won)	Capital		Surplus	Reserves	Shares	Earnings	Total

Balance as of January 1, 2010	~~W~~	482,403	1,158,539	634,571	(2,403,263)	32,784,996	32,657,246
Comprehensive income:
Profit for the period		—	—	—	—	1,374,498	1,374,498
Net changes in fair value of available-for-sale investments		—	—	65,794	—	—	65,794
Defined benefit plan actuarial losses		—	—	—	—	(33,211)	(33,211)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(500,714)	(500,714)

Balance as of March 31, 2010	~~W~~	482,403	1,158,539	700,365	(2,403,263)	33,625,569	33,563,613

	Share		Capital		Treasury	Retained
	Capital		Surplus	Reserves	Shares	Earnings	Total

Balance as of January 1, 2011	~~W~~	482,403	1,158,539	1,011,557	(2,403,263)	35,774,259	36,023,495
Comprehensive income:
Profit for the period		—	—	—	—	927,356	927,356
Net changes in fair value of available-for-sale investments		—	—	(117,677)	—	—	(117,677)
Defined benefit plan actuarial gains		—	—	—	—	85,265	85,265
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(577,747)	(577,747)
Acquisition of treasury shares		—	—	—	(61,296)	—	(61,296)
Disposal of treasury shares		—	71,160	—	73,153	—	144,313

Balance as of March 31, 2011	~~W~~	482,403	1,229,699	893,880	(2,391,406)	36,209,133	36,423,709

See accompanying notes to condensed separate interim financial statements.

6

POSCO
Condensed Separate Statements of Cash Flows
For the three-month periods ended March 31, 2011 and 2010
(Unaudited)

(in millions of Won)	2011		2010

Cash flows from operating activities
Cash generated from operations	~~W~~	1,034,351	1,467,741
Profit for the period		927,356	1,374,498
Adjustments (note 33)		480,564	704,408
Changes in operating assets and liabilities (note 33)		(373,569)	(611,165)
Interest received		41,980	45,674
Interest paid		(75,623)	(79,754)
Dividends received		16,872	36,885
Income taxes paid		(277,238)	(125,146)

Net cash provided by operating activities		740,342	1,345,400

Cash flows from investing activities
Disposal of short-term financial instruments		2,164,359	2,563,451
Disposal of available-for-sale investments		49	121,129
Disposal of property, plant and equipment		4,393	1,821
Acquisition of short-term financial instruments		(983,553)	(2,875,002)
Acquisition of available-for-sale investments		(141,210)	(30,154)
Acquisition of investment in subsidiaries and associates		(597,426)	(67,127)
Acquisition of property, plant and equipment		(580,541)	(951,431)
Cost of removal of property, plant and equipment		(3,295)	(4,773)
Acquisition of intangible assets		(6,370)	(2,848)
Others		(1,697)	(138,587)

Net cash used in investing activities		(145,291)	(1,383,521)

Cash flows from financing activities
Proceeds from borrowings		1,501,609	544,231
Disposal of treasury shares		164,384	—
Increase in long-term financial liablities		1,399	5,661
Repayment of borrowings		(1,209,594)	(321,585)
Acquisition of treasury shares		(61,296)	—
Payment of cash dividends		(577,747)	(500,714)
Decrease in long-term financial liabilities		(8,335)	(27,721)

Net cash used in financing activities		(189,580)	(300,128)

Net increase (decrease) in cash and cash equivalents		405,471	(338,249)
Effect of exchange rate fluctuations on cash held		—	940

Cash and cash equivalents
Cash and cash equivalents at beginning of the period		672,427	626,782

Cash and cash equivalents at end of the period	~~W~~	1,077,898	289,473

See accompanying notes to condensed separate interim financial statements.

7

POSCO
Notes to Condensed Separate Interim Financial Statements
March 31, 2011
(Unaudited)
1. Reporting Entity
POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets.
The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through nine of its overseas liaison offices.
As of March 31, 2011, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.
2. Statement of Compliance
Statement of compliance
The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.
K-IFRS is effective as of the fiscal year beginning on January 1, 2011 and the Company presented the condensed separate interim financial statements in accordance with K-IFRS from the fiscal year of the earliest period after the date of transition on January 1, 2010 for comparative information.
These interim financial statements are condensed separate interim financial statements in accordance with K-IFRS 1027 “Consolidated and Separate Financial Statements” presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.
These condensed separate interim financial statements have been prepared an interim financial report in accordance with K-IFRS 1034 “Interim Financial Reporting” as part of the period covered by its first IFRS financial statements and do not include all of the information required for full annual financial statements.
The accounting policies have been applied consistently to separate statement of financial position as of January 1, 2010 which do not set out below, and presented in these condensed separate financial statements for the three-month period ended March 31, 2011 and comparative period in 2010. An explanation of how the transition from previous GAAP to K-IFRS has affected its reported financial position, financial performance and cash flows is provided in note 34.

8

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
March 31, 2011
(Unaudited)
Basis of measurement
The condensed separate financial statements have been prepared on the historical cost basis except for the financial instruments and items separately stated in note 3.
Functional and presentation currency
These condensed financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.
Use of estimates and judgements
The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. This includes valuation of property, plant and equipment, trade accounts and notes receivables, inventories, deferred tax assets and derivative financial instruments. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:
•	Note 17— Employee Benefits
3. Summary of Significant Accounting Policies
The Company’s transition date to K-IFRS in accordance with K-IFRS 1101 “First-time Adoption of International Financial Reporting Standards” is January 1, 2010, and reconciliations and descriptions of the effect of the transition are provided in note 34.
Investments in subsidiaries and associates
These interim financial statements are the separate financial statements in accordance with K-IFRS 1027, “Consolidated and Separate Financial Statements”. The Company applied cost method to investments in subsidiaries and associates in accordance with K-IFRS 1027. The carrying amount under previous GAAP on the date of transition to K-IFRS is considered as deemed cost of investments in subsidiaries and associates on the date of transition. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

9

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
Foreign currency
Transactions in foreign currencies are translated into the functional currency of the Company at the exchange rates on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured at historical cost in foreign currencies are translated at the exchange rate at the date of the transaction. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising from other comprehensive income and losses.
Cash and cash equivalents
Cash and cash equivalents include cash in hand, call deposit and other short-term highly liquid investments, except for equity instruments.
Non-derivative financial assets
Non-derivative financial assets comprise include financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets for recognition and measurement. The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.
When a financial asset is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset.
(a)	Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Upon initial recognition attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

If the Company has the positive intent and ability to hold debt securities to maturity, then such non-derivative financial assets are classified as held-to-maturity. Subsequent to initial recognition, the held-to-maturity financial assets are measured at amortized cost by using the effective interest method, less any impairment losses.

10

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, the loans and receivables are measured at amortized cost by using the effective interest rate method, less any impairment losses.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are not classified in any of the previous categories. Subsequent to initial recognition, the available-for-sale financial assets are measured at fair value. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, and derivatives that is linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(e)	Derecognition of financial assets

The Company derecognizes financial assets when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flow on the financial assets in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. In the case of the Company neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, if the Company has not retained control, it derecognizes the financial asset and if the Company has otherwise retained control, it continues to recognize an asset to the extent of its continuing involvement and also recognizes the related liability.

(f)	Offsetting a financial asset and a financial liability

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position only when the Company currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Non-derivative financial liabilities
Financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities in accordance with substance of the content on the contract and definition of financial liabilities, and are recognized on statement of financial position when the Company becomes a party to the contractual provisions of the instrument.
Financial liabilities at fair value through profit or loss are measured at fair value after initial recognition and the changes of fair value are recognized in profit or loss. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost by using the effective interest rate method.

11

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expired.
Share capital
A common stock is classified as equity and the incremental costs arising directly from the equity transaction less its tax effect are deducted from equity.
If the Company reacquires its own equity instruments, those instruments (“treasury shares”) are deducted directly from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as increase in equity, and the resulting surplus or deficit on the transaction is presented in capital surplus.
Derivative financial instruments
Derivatives are recognized initially at fair value subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period.
The Company recognized embedded derivatives. Embedded derivatives are separated from the host contract and accounted for separately only if following criteria has been met:
(a)	the economic characteristics and risks of host contract and the embedded derivatives are not closely related
(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and;

(c)	the hybrid (combined) instrument is not measured at fair value through profit or loss.
Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.
Property, plant and equipment
Property, plant and equipment are initially measured at cost. The costs include expenditure that is directly attributable to bringing the assets to a working condition for their intended use and the estimated costs of dismantling and removing the items and restoring the site on which they are located. However, the deemed cost of certain machinery and equipment was measured at the fair value at the date of transition to K-IFRS in accordance with K-IFRS 1101.
The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met.
(a)	it is probable that future economic benefits associated with the item will flow to the Company; and

(b)	the cost can be measured reliably
Then, the carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

12

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
Depreciation is based on the cost of an asset less its residual value. Depreciation of property, plant and equipment, except for land, is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Lease assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.
Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.
The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.
The estimated useful lives for the current and comparative periods are as follows:

Buildings	20-40 years
Structures	20-40 years
Machinery and equipment	1-15 years
Vehicles	4-9 years
Tools	4 years
Furniture and fixtures	4 years
Lease assets	18 years
The residual value and the useful lives are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.
In order to apply the useful life which corresponds to the available periods of the machinery and equipment’s expected utility, from January 1, 2011 the Company changed the useful life of certain machinery and equipment in steel business from 8 years to 15 years. During the three-month period ended March 31, 2011, the depreciation costs decreased by \ 331,280 million as a result of change in the useful life.
Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. Other borrowing costs are recognized as an expense. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. Financial assets, and inventories that are manufactured, or otherwise produced, over a short period of time, are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

13

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period does not exceed the amount of borrowing costs it incurred during that period.
Intangible assets
Intangible assets are initially measured at cost and carrying amount is the amount at which an asset is recognized in the statement of financial position after deducting any accumulated amortization and accumulated impairment losses thereon.
Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of intangible assets, as described below, with nil residual value from the dated that they are available for use.

Intellectual property rights	5-10 years
Port facilities usage rights	1 -75 years
Development expenses	4 years
Other intangible assets	4-20 years
The estimated useful life and amortization method of intangible assets with finite useful life are reviewed at each financial year-end and adjusted if appropriate. Intangible asset with indefinite useful life is reviewed each period to determine whether events and circumstances continue to support an indefinite useful life assessment for that asset. The change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate if its change is appropriate.
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.
Investment property
Investment property is held to earn rentals. An investment property including transaction costs is measured initially at its cost. Subsequently, investment property is measured at cost less accumulated depreciation and accumulated impairment losses.

14

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
Leases
Leases are classified as finance leases if it transfers substantially all the risks and rewards incidental to ownership. Other leases are operating leases.
(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the leases. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company review to determine whether the lease asset may be impaired.

(b)	Operating leases
Lease payments under operating leases are recognized as an expense on a straight-line basis over the lease term.
Inventories
Inventories are measured at the lower of cost and net realizable value. Costs are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities
When inventories are sold, the carrying amount of those inventories are recognized as cost of goods sold in the period in which the related revenue is recognized and the amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

15

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
Impairments for financial assets
A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the asset that can be estimated reliably.
Objective evidence that financial assets are impaired can include default or delinquency by a issuer, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. As to investment in equity security, (a) default or delinquency by a issuer or (b) a significant or prolonged decline in its fair value below its cost is determined as objective evidences of impairment.
The Company considers evidence of impairment for receivables and held-to-maturity investment securities at both a specific asset and collective level. All individually significant receivables and held-to-maturity investment securities are assessed for specific impairment. Receivables and held-to-maturity investment securities which are not individually significant are collectively assessed from impairment by grouping together receivables and held-to-maturity investment securities with similar risk characteristics.
The amount of the impairment loss on financial assets carried at amortized cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced either directly or through use of an allowance account. The amount of the loss is recognized in profit or loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. The reversal does not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal is recognized in profit or loss.
The amount of the impairment loss on financial assets carried at cost is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.
When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available for sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

16

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
Impairment for non-financial assets
The Company assesses at each reporting date whether there is any indication that the Company’s non-financial asset is impaired. If any such indication exists, the Company estimates the recoverable amount of the asset except for assets arising from employee benefits, inventories, deferred tax assets
Recoverable amount is determined for an individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs. Recoverable amount is defined as the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit applying a pre-tax rate that reflects current market assessments of a the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.
If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is recognized in profit or loss as an impairment loss.
The Company assesses at each reporting date whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. And only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized, the Company estimates the recoverable amount of that asset. The increased carrying amount of an asset attributable to a reversal of an impairment loss does not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.
Employee benefits
(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as gain or loss. If the Company has legal or constructive obligation and obligation can be reliably measured, the Company recognizes amount expected payment of profit-sharing and bonuses payable as liabilities.

(b)	Post-employment benefit: Defined benefit plans

The Company recognizes the pension liability related defined benefit plans at the end of reporting period, and measures it, at the present value of the defined benefit obligation less the fair value of the plan assets.

17

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011

The Company uses the projected unit credit method in order to determine defined benefit obligation. The liability is determined by discounting estimated future cash flows using the market yields on high quality corporate bonds that have similar maturity to the maturity of related employment benefit. The currency and term of the corporate bonds should be consistent with the currency and estimated term of the post-employment benefit obligations. The changes in actuarial assumptions and experience adjustments are recognized outside profit or loss.

When the amount determined may be an asset, the asset is limited the net amount of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan and any cumulative unrecognized net actuarial losses and past service cost.

Past service cost, the changes in the present value of the defined benefit obligation for employee service in prior periods, resulting in the current period from the introduction of, or changes to post-employment benefits recognizes as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to a defined benefit plan, the Company recognizes past service cost immediately.

Stock Appreciation Rights
The Company granted share options to executives as part of reward for their services and is accounting as cash-settled share-based payment transactions. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability and recognizes as employment benefits and the liability during the vesting period. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognized in profit or loss for the period as well.
Provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.
Provisions are reviewed at the end of reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

18

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
Revenue
The Company’s revenue from the sale of goods and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates.
(a)	Sale of goods

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

(b)	Service rendered
Service sales mostly comprise of rental income. Rental income from investment property is recognized in profit or loss on a straight-line basis over the term of the leases.
Government grants
Government grant is not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to it, and that the grant will be received. Government grants whose primary condition is that the Company should purchase, construct or otherwise acquire long-term assets are presented deducting the carrying amount of the asset and recognized in profit or loss on a systematic and rational basis over the life of a depreciable asset. Other government grants that compensate the Company for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.
Finance income and finance costs
Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.
Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest method.

19

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
Income tax
Income tax expense comprises current tax and deferred tax, and is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.
(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year. Since taxable income excludes income which will be added or deductible in other taxation periods, non-taxable items or non-deductible items from net income on comprehensive income statements, the taxable income and net income on comprehensive income statements differ. Tax payable related to current tax is calculated by using tax rates enacted or substantively enacted.

(b)	Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax liability is recognized for all taxable temporary differences, and a deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

However, deferred tax is not recognized for the following temporary differences:
1)	the initial recognition of goodwill; or
2)	the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss

All deferred tax liabilities are recognized for taxable differences relating to investments in subsidiaries and jointly controlled entities except the case of that the Company can control the reverse timing of the temporary differences and it is probable that they will not reverse in the foreseeable future.

In addition, deferred tax assets from deductible temporary differences are recognized only when it is probable that they will not reverse in the foreseeable future and it is probable that taxable profits will be available against which the deductible temporary differences can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of reporting period and the Company reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

20

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011

The Company set off a deferred tax asset against a deferred tax liability of the same taxable entity only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities.

Basic and Diluted Earnings per share
The Company calculates basic earnings per share (“EPS”) data for its ordinary shares and present to statement of comprehensive income. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

21

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
4. Cash and Cash Equivalents
Cash and cash equivalents as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Checking accounts	~~W~~	902	887
Time deposits		770,000	300,000
Money market trust		236,000	111,500
Money market funds		70,000	260,040
Other cash and cash equivalents		996	—

	~~W~~	1,077,898	672,427

5. Trade Accounts and Notes Receivable
Trade accounts and notes receivable as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Current
Trade accounts and notes receivable	~~W~~	3,631,512	3,553,135
Less: Allowance for doubtful accounts		(2,043)	(4,687)

		3,629,469	3,548,448

Non-current
Trade accounts and notes receivable		252	252
Less: Allowance for doubtful accounts		(228)	(228)

		24	24

	~~W~~	3,629,493	3,548,472

22

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
6. Other Financial Assets
(a)	Other short-term financial assets as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Financial deposits
Short-term financial instruments	~~W~~	1,181,484	2,362,621
Cash deposits (*)		14,431	14,101

		1,195,915	2,376,722

Financial assets held for trading
Financial assets held for trading (bonds)		91,739	182,208
Held-to-maturity investments
Current portion of held-to-maturity securities (bonds)		1,995	1,978
Loans and other receivables
Other accounts receivable, net		232,841	164,376
Accrued income		12,954	28,888
Other checking accounts		161	147

		339,690	377,597

	~~W~~	1,535,605	2,754,319

(*)	The Company is required to provide deposits to maintain checking accounts and accordingly, the withdrawal of these deposits is restricted.
(b)	Other long-term financial assets as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Financial deposits
Cash deposits (*)	~~W~~	40	40
Available-for-sale investments
Long-term available-for-sale securities (bonds)		221	11
Long-term available-for-sale equity securities		4,921,200	4,931,117
Long-term available-for-sale securities (investment in capital)		500	500

		4,921,961	4,931,668

Held-to-maturity investments
Held-to-maturity securities (bonds)		29,848	29,830
Loan and other receivable
Long-term loans		49,963	48,950
Long-term non-trade receivables		3,066	3,122
Deposits		1,686	2,213

		84,563	84,115

	~~W~~	5,006,524	5,015,783

(*)	The Company is required to provide deposits to maintain checking accounts and accordingly, the withdrawal of these deposits is restricted.

23

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
(c)	Long-term available-for-sale equity securities as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Marketable equity securities	~~W~~	4,215,362	4,195,360
Non-marketable equity securities		705,838	735,757

	~~W~~	4,921,200	4,931,117

7. Inventories
Inventories as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Finished goods	~~W~~	832,529	697,626
Semi-finished goods		1,501,679	1,441,128
By-products		6,710	5,542
Raw materials		1,645,092	1,704,831
Fuel and materials		504,940	524,077
Materials-in-transit		2,097,789	1,624,765
Others		563	576

	~~W~~	6,589,302	5,998,545

24

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
8. Other Assets
Other current assets and other long-term assets as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Other current assets
Advance payment	~~W~~	30,542	6,218
Prepaid expenses		60,242	13,648

		90,784	19,866

Other long-term assets
Long-term prepaid expenses		10,378	10,687
Others (*)		264,499	263,472
Less : Allowance for doubtful of other non-current assets		(13)	(20)

	~~W~~	274,864	274,139

(*)	Includes guarantee deposits of \ 257,878 million as of March 31, 2011 and December 31, 2010 in relation to exploration of Australia Roy Hill iron ore mine.
9. Investment in Subsidiaries and Associates
(a)	Investment in subsidiaries and associates as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Subsidiaries	~~W~~	9,898,328	9,671,778
Associates		1,167,480	798,378

Total	~~W~~	11,065,808	10,470,156

25

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
(b)	Details of subsidiaries and carrying values as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	Country	Principal operations	Ownership (%)	2011		2010

[Domestic]
Daewoo International Corporation	Korea	Trading and resource development	66.91	~~W~~	3,371,481	3,371,481
POSCO E&C Co., Ltd.	Korea	Engineering and construction	85.71		1,510,716	1,510,716
POSCO Power Corp.	Korea	Generation of electricity	100.00		649,148	649,148
POSCO Specialty Steel Co., Ltd.	Korea	Steel manufacturing and sales	100.00		628,842	628,842
POSCO P&S Co., Ltd.	Korea	Steel sales and service	95.31		421,927	421,927
POSCO Coated & Color Steel Co., Ltd.	Korea	Coated steel manufacturing	56.87		108,421	108,421
POSCO Chemtec Company Ltd.	Korea	Manufacturing and sellings	60.00		100,535	100,535
POSCO AST Co., Ltd.	Korea	Steel manufacturing and sales	100.00		93,909	93,909
POSTECH Venture Capital Corp.	Korea	Investment in venture companies	95.00		33,780	33,780
POSCO Plant Engineering Co., Ltd.	Korea	Steel work maintenance and machinery installation	100.00		33,335	33,335
Seoung Gwang Co., Ltd.	Korea	Athletic facilities operation	69.38		29,928	29,928
POSCO TMC Co., Ltd.	Korea	Steel manufacturing and sales	34.20		26,142	26,142
PNR Co., Ltd.	Korea	Steel manufacturing and sales	70.00		25,720	25,720
POS-HiMETAL Co., Ltd.	Korea	Steel manufacturing and sales	65.00		40,937	31,837
POSCO Terminal Co., Ltd.	Korea	Transporting and warehousing	51.00		23,674	23,674
POSCO Research Institute	Korea	Economic research and consulting	100.00		23,553	23,553
POSCO Family Strategy Fund	Korea	Financial investment	69.93		20,000	20,000
POSCO ICT Co., Ltd.	Korea	Computer hardware and software distribution	72.54		70,990	70,990
POSCO Architects & Consultants Co., Ltd.	Korea	Architecture and consulting	100.00		18,134	18,134
POSCO E&E Co., Ltd.	Korea	Services	100.00		26,034	9,587
POSCO NST Co., Ltd.	Korea	Steel manufacturing and sales	100.00		37,700	37,700
Others					70,114	54,974

				~~W~~	7,365,020	7,324,333

26

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011

(in millions of Won)	Country	Principal operations	Ownership (%)	2011		2010

[Foreign]
POSCO Australia Pty. Ltd.	Austrailia	Steel sellings and mine development	100.00	~~W~~	330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	58.60		283,845	283,845
POSCO China Holding Corp	China	Investment management	100.00		208,413	208,413
Guangdong Pohang Coated Steel Co., Ltd.	China	Plated steel manufacturing	89.06		121,119	64,876
POSCO WA PTY LTD.	Austrailia	Mine development	100.00		215,222	205,885
POSCO Vietnam Co., Ltd.	Vietnam	Steel manufacturing	85.00		158,431	158,806
POSCO America Corporation	USA	Steel trading	99.45		117,489	117,489
POSCO-India Private. Ltd.	India	Steel manufacturing	100.00		130,770	108,538
POSCO Investment Co., Ltd.	Hong Kong	Finance	100.00		91,557	92,884
POSCO Maharashtra Steel Private Limited.	India	Steel manufacturing and sales	100.00		97,707	84,442
POSCO VST Co., Ltd.	Vietnam	Steel manufacturing and sales	92.97		144,573	105,348
POSCO-Japan Co., Ltd.	Japan	Steel trading	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO-Mexico Co., Ltd.	Mexico	Cold-rolled steel manufacturing and sales	84.67		62,581	62,581
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		49,429	49,429
POSCO China Dalian Plate Processing Center Co., Ltd.	China	Steel manufacturing and sales	80.00		32,992	32,992
Posco Asia Co., Ltd.	Hong Kong	Steel intermediate trading	100.00		32,189	32,189
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	80.07		31,027	31,027
POSCO Thailand Bangkok Processing Center Co., Ltd.	Thailand	Steel manufacturing and sales	85.62		25,945	25,945
POSCO Turkey Nilufer Processing Center Co., Ltd.	Turkey	Steel manufacturing and sales	100.00		19,983	19,983
POSCO-MKPC SDN. BHD.	Malaysia	Steel manufacturing and sales	44.69		17,550	17,550
POSCO (Liaoning) Automotive Processing Center Co. Ltd.	China	Steel manufacturing and sales	90.00		16,952	16,952
POSCO-Vietnam Hochiminh Processing Center Co., Ltd.	Vietnam	Steel manufacturing and sales	89.58		16,459	16,459
POSCO-India Pune Steel Processing Centre Pvt. Ltd.	India	Steel manufacturing and sales	65.00		15,016	15,016
POSCO India Chennai Steel Processing Centre Pvt. Ltd.	India	Steel manufacturing and sales	100.00		14,924	14,924
POSCO China Yantai Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		14,492	14,492
POSCO-CTPC Co., Ltd.	China	Steel manufacturing and sales	56.60		14,192	14,192
Others					135,410	88,147

					2,533,308	2,347,445

Total				~~W~~	9,898,328	9,671,778

27

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
(c)	Details of associates and carrying values as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	Country	Principal operations	Ownership (%)	2011		2010

[Domestic]

Sungjin Geotec Co., Ltd.	Korea	Industrial machinery manufacturing	30.96	~~W~~	159,878	159,878
POSCO M-TECH Co., Ltd.	Korea	Packing materials manufacturing	48.85		107,278	107,278
SNNC Co., Ltd.	Korea	Nickel material	49.00		100,655	100,655
POSMATE Co., Ltd.	Korea	Servies	30.00		12,270	12,270
Others					5,262	5,262

					385,343	385,343

[Foreign]

Nickel Mining Company SAS	New Caledonia	Mine development	49.00		189,197	189,197
BX Steel POSCO cold rolled sheet Co., Ltd.	China	Steel manufacturing and sales	25.00		64,248	64,383
KOBRASCO	Brazil	Steel manufacturing and sales	50.00		98,962	98,962
Poschrome (Proprietary) Limited	South Africa	Steel manufacturing and sales	50.00		30,090	30,090
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd.	China	Steel manufacturing and sales	24.00		11,003	11,003
POSCO-NPS Nibobium LLC	USA	Mine development	50.00		364,609	—
Others					24,028	19,400

					782,137	413,035

Total				~~W~~	1,167,480	798,378

10. Investment Property, Net
(a)	The changes in carrying value in investment property for the three-month period ended March 31, 2011 are as follows:
1)	Changes in cost of investment property

	Beginning				Ending
(in millions of Won)	Balance		Addition		Balance

Land	~~W~~	41,877	~~W~~	1,381	~~W~~	43,258
Buildings		77,367		37,570		114,937
Structures		2,421		5,997		8,418

	~~W~~	121,665	~~W~~	44,948	~~W~~	166,613

2)	Changes in accumulated depreciation

	Beginning						Ending
(in millions of Won)	Balance		Depreciation(*)		Addition		Balance

Buildings	~~W~~	28,853	~~W~~	801	~~W~~	14,285	~~W~~	43,939
Structures		539		52		2,299		2,890

	~~W~~	29,392	~~W~~	853	~~W~~	16,584	~~W~~	46,829

(*)	The useful live and depreciation method of investment property is identical to those of property, plant and equipment.

28

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
11. Property, Plant and Equipment, Net
(a)	Property, plant and equipment as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Acquisition cost	~~W~~	40,161,897	39,666,445
Less : Accumulated depreciation		(20,026,328)	(19,655,335)

	~~W~~	20,135,569	20,011,110

(b)	The changes in carrying value of property, plant and equipment for the three-month period ended March 31, 2011 are as follows:
1)	Changes in acquisition cost of property, plant and equipment

	Beginning										Ending
(in millions of Won)	Balance		Acquisition		Disposal		Others		Reclassification		Balance

Land	~~W~~	1,068,294	~~W~~	208,026	~~W~~	(388)	~~W~~	(1,381)	~~W~~	—	~~W~~	1,274,551
Buildings		4,609,126		293,858		(666)		(37,348)		—		4,864,970
Structures		3,281,727		89,181		(1,999)		(5,997)		—		3,362,912
Machinery and equipment		27,510,283		1,252,125		(27,373)		(222)		—		28,734,813
Vehicles		182,136		614		(158)		—		—		182,592
Tools		158,895		8,739		(1,698)		—		—		165,936
Furniture and fixtures		208,772		3,566		(815)		—		—		211,523
Lease assets		11,466		—		—		—		—		11,466
Construction-in-progress		2,635,746		580,541		—		—		(1,863,153)		1,353,134

	~~W~~	39,666,445	~~W~~	2,436,650	~~W~~	(33,097)	~~W~~	(44,948)	~~W~~	(1,863,153)	~~W~~	40,161,897

2)	Changes in accumulated depreciation

	Beginning								Ending
(in millions of Won)	Balance		Depreciation		Disposal		Others		Balance

Buildings	~~W~~	2,106,913	~~W~~	54,014	~~W~~	(344)	~~W~~	(14,280)	~~W~~	2,146,303
Structures		1,339,322		38,139		(1,352)		(2,299)		1,373,810
Machinery and equipment		15,773,654		309,294		(20,335)		(5)		16,062,608
Vehicles		159,383		2,063		(158)		—		161,288
Tools		131,088		2,903		(1,697)		—		132,294
Furniture and fixtures		142,427		5,706		(815)		—		147,318
Lease assets		2,548		159		—		—		2,707

	~~W~~	19,655,335	~~W~~	412,278	~~W~~	(24,701)	~~W~~	(16,584)	~~W~~	20,026,328

29

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
12. Intangible Assets, Net
(a)	Intangible assets as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Acquisition cost	~~W~~	866,632	853,218
Less : Accumulated amortization		(632,063)	(624,081)

	~~W~~	234,569	229,137

(b)	Changes in carrying values of intangible assets for the three-month period ended March 31, 2011 are as follows:
1)	Changes in acquisition cost of intangible assets

	Beginning						Ending
(in millions of Won)	Balance		Acquisition		Reclassification		Balance

Intellectual property rights	~~W~~	7,045	~~W~~	201	~~W~~	—	~~W~~	7,246
Membership (*)		56,494		—		—		56,494
Development expense		51,015		889		—		51,904
Port facilities usage rights		414,884		—		—		414,884
Other intangible assets		323,780		13,660		(1,336)		336,104

	~~W~~	853,218	~~W~~	14,750	~~W~~	(1,336)	~~W~~	866,632

(*)	Economic life of membership is indefinite.
2)	Changes in accumulated amortization

	Beginning				Ending
(in millions of Won)	Balance		Depreciation		Balance

Intellectual property rights	~~W~~	2,126	~~W~~	163	~~W~~	2,289
Development expense		18,707		3,224		21,931
Port facilities usage rights		302,201		3,352		305,553
Other intangible assets		301,047		1,243		302,290

	~~W~~	624,081	~~W~~	7,982	~~W~~	632,063

30

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
13. Borrowings
(a)	Borrowings as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010
Short-term borrowings
Short-term borrowings	~~W~~	1,037,676	1,339,937
Current portion of long-term borrowings		1,878	750
Current portion of loans from foreign financial institutions		995	963
Current portion of bonds		1,432,323	1,777,956
Less: Current portion of discount on debentures issued		(2,056)	(3,242)

		2,470,816	3,116,364

Long-term borrowings
Long-term borrowings		833,899	467,378
Loans from foreign financial institutions		3,963	4,074
Bonds		6,251,356	5,872,258
Less: Discount on debentures issued		(54,151)	(58,215)
Add: Premium on bond redemption		10,618	11,138

		7,045,685	6,296,633

	~~W~~	9,516,501	9,412,997

(b)	Short-term borrowings as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)			Annual
Bank	Issuance date	Maturity date	interest	2011		2010

ANZ	2010.11.09	2011.05.06	1.07 – 1.07	~~W~~	23,323	223,945
BNP	2010.11.09	2011.08.12	1.05 – 1.06		157,637	106,631
DEUTSCHE	2011.02.16	2011.09.26	1.01 – 1.05		142,245	111,686
ING	2010.10.28	2011.05.06	1.06 – 1.09		103,263	131,321
RBS	2010.11.10	2011.06.30	0.86 – 1.06		98,171	41,050
DBS	2011.03.17	2011.09.19	0.86 – 1.01		173,271	—
SG	2011.03.16	2011.09.21	1.01 – 1.01		129,718	—
Credit Agricole, etc	2010.07.09	2011.03.23	—		—	504,438
Others (Discount on AR)					210,048	220,866

				~~W~~	1,037,676	1,339,937

31

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
(c)	Current portion of long-term borrowings as of March 31, 2011 and December 31, 2010 are as follows:

				Annual
(in millions of Won)	Borrowers	Issuance date	Maturity date	interest	2011		2010

Borrowings	Korea Resources Corporation	2006.10.31	2021.09.15	1.00 – 1.00	~~W~~	1,500	750
Borrowings	Korea Resources Corporation	2006.12.28	2021.12.15	1.00 – 1.00		378	—
Loans from foreign financial institutions	NATIXIS	1984.06.30	2014.12.30	2.00 – 2.00		995	963
Bonds	Domestic debentures 282	2006.03.28	2011.03.28	—		—	299,786
Bonds	Domestic debentures 283	2006.05.10	2011.05.10	5.00 – 5.00		499,897	499,669
Bonds	1st Samurai Private Equity Bonds	2008.12.29	2011.12.29	2.05 – 2.05		664,126	696,029
Bonds	Yen dominated FRN	2008.11.11	2011.11.11	3.05 – 3.05		266,244	279,230

					~~W~~	1,433,140	1,776,427

(d)	Long-term borrowings as of March 31, 2011 and December 31, 2010 are as follows:

				Annual
(in millions of Won)	Borrowers	Issuance date	Maturity date	interest	2011		2010

Borrowings	Woori Bank and others	2006.10.31~	2017.03.15~	1.50 – 4.50	~~W~~	98,688	90,598
		2011.02.24	2038.04.28
Borrowings	Korea National Oil Corporation	2007.12.27~	2022.12.29~	2.00 – 2.00		7,781	8,004
		2010.12.28	2024.12.29
Borrowings	Korea EXIM Bank	2010.02.18~	2017.02.28~	4.09 – 4.50		727,430	368,776
		2011.03.23	2017.07.26
Loans from foreign financial institutions	NATIXIS	1984.06.30	2017.03.31	2.00 – 2.00		3,963	4,074
Bonds	Domestic debentures	2007.05.11~	2012.05.11~	2.05 – 8.75		3,216,557	3,332,348
		2011.03.04	2016.03.04
Bonds	Exchangeable bonds(*)	2006.06.28~	2013.06.28~	4.38 – 6.52		2,991,266	2,492,833
	and others	2010.10.28	2020.10.28

					~~W~~	7,045,685	6,296,633

(*)	The Company issued exchangeable bonds, which are exchangeable with SK Telecom Co., Ltd. ADRs, on August 19, 2008. Details of exchangeable bonds are as follows:

Issuance date:	August 19, 2008
Maturity date:	August 19, 2013
Rate:	Interest rate of zero percent
Face value:	JPY 52,795,000,000
Issuance price:	JPY 52,424,229,136
Premium on bond redemption	JPY 797,204,500 (redeemed on put date or maturity date)
Exchangeable price:	JPY 2,999.11/ADR
Fair value of an exchangeable right at issuance:	JPY 2,867,605,334
Fair value of an exchangeable right as of March 31, 2011:	JPY 21,118,000
ADRs exchangeable as of March 31, 2011:	ADR 18,994,379
Exercise period of exchangeable right:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercise date of put by bondholders:	August 19, 2011
The Company issued exchangeable bonds which is exchangeable with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd., a SPV. The Company accounted for these exchangeable bonds as long-term debts under K-IFRS as if the Company issued the exchangeable bonds.

32

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
14. Other Financial Liabilities
(a)	Other short-term financial liabilities as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Financial guarantee liabilities	~~W~~	5,822	6,445
Account payable		573,452	728,574
Accrued expenses		236,514	210,040
Dividends payable		5,531	5,569
Finance lease liabilities		1,034	1,048
Withholdings		7,482	6,405

	~~W~~	829,835	958,081

(b)	Other long-term financial liabilities as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Financial guarantee liabilities	~~W~~	7,624	9,150
Accrued expenses		19,290	22,287
Derivatives liabilities		281	885
Financel lease liabilities		8,357	8,835
Long-term withholdings		9,225	11,009

	~~W~~	44,777	52,166

33

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
15. Financial Instruments
(a)	Financial risk management

The purposes of financial management of the Company are maintaining the optimal capital structures to provide continuing income to the shareholders and the interested parties and reduce the cost of capital. The Company has policies such as control the amount of dividends to maintain or control the capital structures.

(in millions of Won)	2011		2010

Total borrowings (note 13)	~~W~~	9,516,501	9,412,997
Less: cash and cash equivalents		(1,077,898)	(672,427)
Net borrowings		8,438,603	8,740,570
Total stockholders’ equity		36,423,709	36,023,496
Ratio of net borrowings to equity		23.17%	24.26%
(b)	Classification of financial instruments
1)	Financial assets as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Cash and cash equivalents	~~W~~	1,077,898	672,427
Trading securities		91,739	182,208
Available-for-sale financial assets		4,921,921	4,931,628
Held-to-maturity financial assets		31,843	31,808
Loans and receivables (*)		3,932,435	3,801,083
Less: allowance for doubtful accounts		(2,271)	(4,915)

	~~W~~	10,053,565	9,614,239

(*)	Carrying values of loans and receivables indicate maximum exposure of Company to credit risk. Details of loans and receivables are as follows:

(in millions of Won)	2011		2010

Loans and other receivables (note 5)	~~W~~	300,671	247,696
Trade accounts and notes receivable		3,631,512	3,553,135
Long-term trade accounts and notes receivable		252	252

	~~W~~	3,932,435	3,801,083

34

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
2)	Financial liabilities as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Financial liabilities are valued using amortized cost
Accounts payable	~~W~~	1,711,913	1,310,877
Borrowings		9,516,501	9,412,997
Other financial liabilities		860,885	993,767
Derivatives liabilities		281	885
Financial guarantee liabilities		13,446	15,595

	~~W~~	12,103,026	11,734,121

16. Provisions
(a)	Provisions as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Provision for bonuses (*)	~~W~~	28,052	9,582

(*)	It is 100%~200% of basic annual salaries calculated by realized operating income and estimated operating income of each half-year.
(b)	The changes in provision for the three-month period ended March 31, 2011 are as follows:

(in millions of Won)	Amount
Estimated allowance at the beginning of period	~~W~~	9,582
Provision for allowance		104,775
Less : Payment		(86,305)

Estimated allowance at the end of period	~~W~~	28,052

35

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
17. Employee Benefits
The Company has defined benefit pension plan for employees and uses the projected unit credit method for actuarial valuation of plan assets and defined benefit obligation.
(a)	The principal actuarial assumptions as of March 31, 2011 are as follows:

Estimate (%)
Discount rate	4.74
Expected return on plan assets	3.95
Expected future increases in salaries	2.50
(b)	The amounts recognized in the statements of comprehensive income for the three-month period ended March 31, 2011 are as follows:

(in millions of Won)	2011		2010
Current service costs	~~W~~	28,669	24,144
Interest costs		11,902	11,173
Expected return on plan assets		(6,722)	(7,648)

	~~W~~	33,849	27,669

(c)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010
Present value of funded obligations	~~W~~	877,796	1,013,165
Fair value of plan assets		(677,913)	(689,162)

Liability at the statement of financial position	~~W~~	199,883	324,003

(d)	The changes in present value of defined benefit obligation for the three-month period ended March 31, 2011 are as follows:

(in millions of Won)	Amount

Defined benefit obligation at the beginning of period	~~W~~	1,013,165
Current service costs		28,669
Interest costs		11,902
Actuarial gains and losses		(110,799)
Benefits paid		(65,141)

Defined benefit obligation at the end of period	~~W~~	877,796

36

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
(e)	The changes in the fair value of plan assets for the three-month period ended March 31, 2011 are as follows:

(in millions of Won)	Amount

Plan assets at the beginning of period	~~W~~	689,162
Expected return on plan assets		6,722
Actuarial gains and losses		(1,486)
Benefits paid		(16,485)

Plan assets at the end of period	~~W~~	677,913

(f)	The principal contents of plan assets, expected rate of return and fair value of each content of plan assets as of March 31, 2011 are as follows:

(in millions of Won)	Expected return (%)	Amount

Debt instruments	4.22	~~W~~	504,395
Others	3.16		173,518
Weighted average of expected return/Total	3.95		677,913

The expected rate of return is weighted average expected return of each content included in plan assets. The management evaluates expected rate of return on the basis of predict market analysis. The predict market analysis includes the whole period existing trend of historical rate of return and defined benefit obligation.

The actual return of plan asset is \ 5,236 million for the three-month period ended March 31, 2011.
(g)	The past experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred) are as follows:

(in millions of Won)	Amount

Present value of defined benefit obligation	~~W~~	(877,796)
Fair value of plan assets		677,913
Surplus (deficit)		(199,883)
Experience adjustments on defined benefit obligation		110,799
Experience adjustments on plan assets		(1,486)

37

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
18. Other Liabilities
(a)	Other current liabilities as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Other current liabilities
Advances received	~~W~~	55,736	33,242
Withholding		30,037	24,387
Deferred rental revenue		5,502	4,182
Deferred revenue		710	200

	~~W~~	91,985	62,011

(b)	Other long-term liabilities as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Other long-term liabilities
Unearned revenue	~~W~~	1,020	1,277
Others		3,000	3,000

	~~W~~	4,020	4,277

19. Share Capital and Contributed Surplus
(a)	Share capital
Share capital information as of March 31, 2011 is as follows:

	Number of shares	Number of shares
(in millions of Won, share)	authorized	issued	Par value	Share Capital

Common share	200,000,000	87,186,835	Won 5,000	482,403
(b)	Capital surplus
Capital surplus as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Share premium	~~W~~	463,825	463,825
Gains on disposal of treasury shares		765,874	694,714

Total	~~W~~	1,229,699	1,158,539

38

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
20. Reserves
(a)	Reserves as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Accumulated changes in fair value of available-for-sale investments	~~W~~	893,880	1,011,557
(b)	Changes in fair value of available-for-sale investments
The changes in fair value of available-for-sale investments for the three-month period ended March 31, 2011 are as follows:

(in millions of Won)	2011

Beginning balance	~~W~~	1,011,557
Changes in fair value of available-for-sale investments		(150,868)
Tax effects		33,191

Ending balance	~~W~~	893,880

21. Treasury Shares
In January 2011, the Company sold 342,955 shares of treasury stock for \ 164,384 million and recognized \ 71,160 million as a gain on sale of treasury stock in capital surplus. Also, the Company acquired 131,389 shares of treasury stock for \ 61,296 million. As of March 31, 2011, the Company holds 9,942,391 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

39

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
22. Retained Earnings
Retained earnings as of March 31, 2011 and December 31, 2010 are as follows:

(in millions of Won)	2011		2010

Legal Reserve(*)	~~W~~	241,202	241,202
Voluntary reserve		30,386,126	27,000,028
Unappropriated retained earning		5,581,805	8,533,029

	~~W~~	36,209,133	35,774,259

(*)
The Commercial Code of the Republic of Korea requires the Company to appropriate annually, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such a reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

23. Stock Appreciation Rights
(a)
The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

(per share, won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total
Before the modifications(*)
Number of shares		498,000		60,000		22,000		141,500		218,600		90,000	1,030,100
Exercise price (per share)	~~W~~	98,400	~~W~~	135,800	~~W~~	115,600	~~W~~	102,900	~~W~~	151,700	~~W~~	194,900
After the modifications(*)
Number of shares granted		453,576		55,896		20,495		135,897		214,228		90,000	970,092
Number of shares cancelled		19,409		—		—		—		—		—	19,409
Number of shares exercised		434,167		55,896		20,495		135,897		154,764		64,000	865,219
Number of shares outstanding		—		—		—		—		59,464		26,000	85,464
Exercise price (per share)	~~W~~	98,900	~~W~~	136,400	~~W~~	116,100	~~W~~	102,900	~~W~~	151,700	~~W~~	194,900
Exercise period	July 24, 2003~		April 28, 2004~		Sep. 19, 2004		April 27, 2005~		July 24, 2006~		April 29, 2007~
	July 23, 2008		April 27, 2009		Sep. 18, 2009		April 26, 2010		July 23, 2011		April 28, 2012

(*)
The Company modified the number of shares granted under the stock appreciation rights and the exercise price, as presented above (1st, 2nd, 3rd, 4th and 5th), in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.

40

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
(b)	Expenses related to stock appreciation rights granted to executives incurred for the three-month period ended March 31, 2011 are as follows:

(in millions of Won)	5th Grant		6th Grant		Total

Stock compensation expenses	~~W~~	1,211	~~W~~	458	~~W~~	1,669
(c)	The Company uses a fair value approach for calculating remuneration cost. The method and assumption for computing fair value of stock appreciation rights are as follows:

	5th Grant	6th Grant

Risk-free rate of interest	3.25%	3.43%
Expected life	145 days	502 days
Expected volatility	12.22%	12.84%
Rate of expected dividends	1.98%	2.00%
Stock price	Won 505,000	Won 505,000
Fair value	Won 351,285	Won 305,384

41

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
24. Related Party Transactions
(a)
Significant transactions, which occurred in the ordinary course of business, with related companies for the three-month periods ended March 31, 2011 and 2010, and the related account balances as of March 31, 2011 and December 31, 2010 are as follows:

	Sales and others (*1)			Purchase and others (*1)			Receivables (*2)			Payables (*2)
(in millions of Won)	2011		2010	2011		2010	2011		2010	2011		2010
Subsidiaries
POSCO E&C Co., Ltd.	~~W~~	4,174	1,636	~~W~~	310,871	565,297	~~W~~	1,440	293	~~W~~	105,988	190,081
POSCO Processing & Service		325,023	247,582		336,943	66,108		122,918	129,133		29,038	6,842
POSCO Coated & Color Steel Co., Ltd.		158,015	151,032		76	461		148,273	104,755		13	437
POSCO Plant Engineering Co., Ltd.		1,561	1,998		31,732	45,897		90	—		10,957	48,058
POSCO ICT Co., Ltd.		370	269		91,929	88,141		2,550	—		41,261	63,627
POSCO A&C Co., Ltd.		6	5		21,937	10,443		—	4		8,718	8,263
POSCO Specialty Steel Co., Ltd.		3,182	40		17,220	5,022		1,206	63		9,260	8,885
eNtoB Corporation		—	—		67,448	59,156		—	—		5,681	2,419
POSCO Chemtech Company Ltd.		97,509	21,005		175,745	131,111		41,836	33,743		81,303	62,669
POSCO TMC Co., Ltd.		40,095	33,635		77	15		16,288	11,823		33	15
PNR Co., Ltd.		2,490	1,921		11,630	3,105		802	2,656		4,599	3,886
POSCO AST Co., Ltd.		72,179	65,934		13,968	13,442		30,142	19,065		7,565	8,255
Daewoo International Corporation		798,888	—		334	—		118,683	139,756		216	—
POSCO NST.Co., Ltd.		21,372	—		1,282	—		26,576	—		629	—
POSCO America Corporation		64,689	49,986		—	—		13,404	12,211		—	—
POSCO Australia Pty. Ltd.		1,887	3,676		—	—		—	—		—	—
POSCO Canada Ltd.		—	—		52,562	25,781		—	—		—	—
POSCO Asia Co., Ltd.		464,429	264,917		45,411	24,017		50,839	122,626		3,386	3,767
POSCO-JKPC Co., Ltd.		14,200	10,881		200	—		72	1,496		—	—
POSCO (Thailand) Co., Ltd.		14,111	36,542		40	—		18,707	25,919		—	—
Qingdao Pohang Stainless Steel Co., Ltd.		16,485	18,087		—	—		10,601	13,805		—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		2	28,667		—	—		—	—		—	—
POSCO-Japan Co., Ltd.		308,515	193,279		14,939	7,019		28,832	28,515		4,589	4,958
POS-India Pune Steel Processing Centre Pvt. Ltd.		17,405	37,140		—	—		13,583	10,412		—	—
POSCO MPC S.A. de C.V.		—	40,311		—	—		—	—		—	—
POSCO-Vietnam Co., Ltd.		349	53,224		—	—		749	683		—	—
POSCO-Mexico Co., Ltd.		60,964	47,006		—	—		76,362	80,443		—	—
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		—	15,886		—	115		—	—		—	—
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		—	31,151		—	—		—	—		—	—
Daewoo International Singapore Pte. Ltd.		—	—		75,798	—		—	—		8,375	—
Others		38,566	76,950		22,224	12,434		18,729	10,948		7,868	8,756

	~~W~~	2,526,466	1,432,760	~~W~~	1,292,366	1,057,564	~~W~~	742,682	748,349	~~W~~	329,479	420,918

Associates
POSMATE Co., Ltd.	~~W~~	283	285	~~W~~	12,904	10,687	~~W~~	1,396	1,396	~~W~~	5,729	6,391
POSCO M-TECH Co., Ltd.		5,310	6,355		67,637	58,188		1,985	3,260		21,489	29,117
SNNC Co., Ltd.		270	427		66,862	140,595		77	182		6,926	57,512
USS-POSCO Industries (UPI)		122,233	60,476		—	54		102,426	58,347		—	—
Poschrome (Proprietary) Ltd.		—	—		16,801	16,187		—	—		—	—
Others		17,325	1,666		1,745	—		5,370	3,971		592	597

		145,421	69,209		165,949	225,711		111,254	67,156		34,736	93,617

	~~W~~	2,671,887	1,501,969	~~W~~	1,458,315	1,283,275	~~W~~	853,936	815,505	~~W~~	364,215	514,535

(*1)	Sales and others include sales and other operating income. Purchase and others include purchase and overhead cost.

(*2)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payable and other payables.

42

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
(b)	For the three-month periods ended March 31, 2011 and 2010, details of compensation to key management officers are as follows:

(in millions of Won)	2011		2010

Short-term benefits	~~W~~	4,055	3,728
Other long-term benefits		5,727	6,780
Retirement benefit		2,835	2,267
Share-based Payment		1,669	(9,264)

Total	~~W~~	14,286	3,511

25. Commitments and Contingencies
(a)	Financing commitments

As of March 31, 2011, details of financing commitments are as follows:

(in millions of Won/foreign currency)		Outstanding	Undrawn Loan Commitments

Trade financing	USD	260	740
Bank overdraft	KRW	—	200,000
Purchase card	KRW	230,286	710,000
Short-term domestic borrowings	KRW	—	600,000
Short-term foreign currency borrowings	USD	747	953

43

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
(b)	Details of guarantees
As of March 31, 2011, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of subsidiaries and associates are as follows:

(in millions of Won)
Guarantee Beneficiary	Financial Institution	Foreign Currency		Won Eequivalent

Subsidiaries
POSCO Investment Co., Ltd.	HSBC and others	USD	415,000,000	~~W~~	653,672
		MYR	240,000,000
		CNY	630,000,000
POSCO-Vietnam Co., Ltd.	Export-Import Bank of	JPY	5,655,000,000		75,318
	Korea and others	USD	230,000,000		254,656
POSCO Maharashtra Steel Pvt. Ltd.	Export-Import Bank of
	Korea and others	USD	69,000,000		76,397
Zeus (Cayman) Ltd.	Related Creditors	JPY	52,795,000,000		703,171

					1,763,214

Associates
BX STEEL POSCO Cold	Bank of China and others	USD	11,760,000		82,316
Rolled Sheet Co., Ltd.		CNY	410,320,000
Unitied Spiral Pipe, LLC	Comerica Bank	USD	24,500,000		27,126

					109,442

				~~W~~	1,872,656

(c)	Other commitments
The Company made the contract with Keo Yang Shipping Co., Ltd. to use transport ship for transportations of raw materials and sales of product.
The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Korea Development Bank, for seamless funding to POSCO Power Corp. under construction of new power plants.
The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of March 31, 2011, 303 million tons of iron ore and 52 million tons of coal remained to be purchased under such long-term contracts.
The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. Purchase price is subject to change, following the change of the monthly standard oil price (JCC) and also price ceiling is applicable.

44

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
As of March 31, 2011, The Company entered into commitments with Korea National Oil Corporation of long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million and USD 3.54 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan and the exploration of gas hydrates in Namangan-Chust, respectively. The repayment of borrowings depends on the success of the project. The Company is not liable for the repayment of full or part of money borrowed if the project fails and also the Company has agreed to pay a certain portion of its profits under certain conditions as defined by borrowing agreements.
The Company classifies leases agreement for using a Ro-Ro (roll-on roll-off) ship as finance leases. The Company is redeeming USD 11,583 thousands and \ 1,953 millions, 90% of ship price, for 12 years.
(d)	Litigation in progress
The Company is involved in 11 lawsuits and claims for alleged damages aggregating to \ 10,771 million as of March 31, 2011 which arose in the ordinary course of business. The Company is unable to predict the possible outcome of the above claims. However, in the opinion of management, the foregoing lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. No provision is recorded in connection with the above lawsuits and claims as of March 31, 2011.
(e)	Other contingencies
As of March 31, 2011, the Company has provided five blank promissory notes to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.
26. Sales
Details of sales for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Revenues
Sale of goods	~~W~~	9,074,763	6,918,832
Services		27,579	20,132
Others		9,781	10,562

	~~W~~	9,112,123	6,949,526

45

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
27. Selling and Administrative Expenses
(a)	Selling expenses
Selling expenses for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Freight	~~W~~	192,207	152,468
Operating expenses for distribution center		1,867	2,151
Sales commissions		13,372	14,391
Sales advertising		8	80
Sales promotion		1,123	964
Sample		728	476
Sales insurance premium		2,715	2,785

	~~W~~	212,020	173,315

(b)	Administrative expenses
Administrative expenses for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Wages and salaries	~~W~~	42,894	35,424
Expenses related to defined benefit plan		7,235	4,182
Other employee benefits		15,497	12,736
Travel		4,776	3,692
Depreciation		5,311	3,909
Amortization		3,683	3,945
Rental		8,852	6,117
Repairs		2,910	2,819
Advertising		19,803	20,274
Research & development		41,066	22,990
Service fees		34,515	32,547
Supplies		3,497	3,471
Vehicles maintenance		1,677	1,362
Industry association fee		2,844	3,176
Training		3,339	3,085
Conference		1,756	1,636
Reverse of bad debt allowance		(2,629)	(637)
Others		8,707	6,517

	~~W~~	205,733	167,245

46

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
28. Other Operating Income and Expenses
(a)	Other operating income
Details of other operating income for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Gain on disposal of property, plant and equipment	~~W~~	3,443	1,519
Gain on disposal of other long-term assets		—	86
Miscellaneous income		7,874	28,806

	~~W~~	11,317	30,411

(b)	Other operating expenses
Details of other operating expenses for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Loss on disposal of property, plant and equipment	~~W~~	10,742	8,525
Donations		148	4,016
Miscellaneous loss		2,672	8,100
Others		729	2

	~~W~~	14,291	20,643

47

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
29. Finance Income and Costs
Details of finance income and costs for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Finance income
Interest income (*1)	~~W~~	26,094	62,545
Dividend income		91,306	105,112
Others (*2)		301,929	223,233

		419,329	390,890

Finance costs
Interest expenses (*3)		93,370	69,263
Others (*4)		72,481	85,408

	~~W~~	165,851	154,671

(*1)	Details of interest income are as follows:

(in millions of Won)	2011		2010

Cash and cash equivalents		9,874	3,601
Other loans and receivables		2,112	2,894
Financial assets held for trading		14,108	54,682
Available-for-sale financial assets		—	1,368

	~~W~~	26,094	62,545

(*2)	Details of others are as follows:

(in millions of Won)	2011		2010

Gain on valuation of financial assets held for trading		550	6,403
Gain on disposal of financial assets held for trading		471	716
Gain on disposal of available-for-sale financial assets		—	783
Gain on valuation of derivatives		604	—
Gain on foreign currency translation		216,663	133,562
Gain on foreign currency transaction		83,641	81,769

	~~W~~	301,929	223,233

48

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011

(*3)	Details of interest expense are as follows:

(in millions of Won)	2011		2010

Interest on bank overdraft and borrowings		95,043	69,276
Other interest expenses		28	—

		95,071	69,276

Less: capitalization of Interest expense		(1,701)	(13)

	~~W~~	93,370	69,263

Average expenditure used to calculate capitalization of interest expense		37,198	270

The capitalization rate for the three-month period ended March 31, 2011 is 4.57%.

(*4)	Details of others are as follows:

(in millions of Won)	2011		2010

Loss on valuation of derivatives		—	3,717
Loss on foreign currency translation		11,863	8,257
Loss on foreign currency transaction		59,354	72,724
Others		1,264	710

	~~W~~	72,481	85,408

30. Research and Development Expenses
Research and development expenses recognized as expense for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Selling and administrative expenses	~~W~~	41,066	22,990
Cost of sales		80,005	94,621

	~~W~~	121,071	117,611

49

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
31. Income Taxes
(a)	Income tax expense for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Current income taxes	~~W~~	151,464	229,470
Deferred income taxes		106,560	83,492
Items charged directly to shareholders’ equity		(10,929)	(9,191)

Income tax expense	~~W~~	247,095	303,771

(b)
The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Net income before income tax expense	~~W~~	1,174,451	1,678,269
Income tax expense computed at statutory rate		284,211	406,141

Adjustments:		(37,116)	(102,370)
Tax effects due to permanent differences		(2,244)	—
Tax effect of finalized tax assessments		(8,056)	(22,170)
Tax credit		(16,582)	(71,982)
Others		(10,234)	(8,218)

Income tax expense	~~W~~	247,095	303,771

Effective rate (%)		21.04	18.10
(c)	The income taxes charged directly to equity for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Net changes in fair value of available-for-sale investments	~~W~~	(33,191)	18,558
Defined benefit plan actuarial gains (losses)		24,049	(9,367)
Gain on disposal of treasury shares		20,071	—

	~~W~~	10,929	9,191

50

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
(d)	The movements in deferred tax assets (liabilities) for the three-month period ended March 31, 2011 are as follows:

	Temporary Differences						Deferred Income Tax
(in millions of Won)	Dec. 31, 2010		Inc. (Dec.)		March 31, 2011		Dec. 31, 2010		Inc. (Dec.)		March 31, 2011

Deferred income tax due to temporary differences:
Reserve for special repairs	~~W~~	(125,543)	~~W~~	809	~~W~~	(124,734)	~~W~~	(27,776)	~~W~~	196	~~W~~	(27,580)
Reserve for technology developments		(1,200,000)		(22,500)		(1,222,500)		(264,000)		(4,950)		(268,950)
Dividend income from related companies		461,399		—		461,399		—		—		—
Depreciation		(288,716)		36,818		(251,898)		(65,129)		7,259		(57,870)
Valuation of investment in subsidiaries and associates		(1,492,065)		—		(1,492,065)		—		—		—
Prepaid expenses		77,896		9,046		86,942		18,851		2,189		21,040
Impairment loss on property, plant and equipment		33,561		(679)		32,882		7,443		(164)		7,279
Reappraisal of property, plant and equipment		(1,567,064)		(239,234)		(1,806,298)		(345,058)		(49,292)		(394,350)
Gain (loss) on foreign currency translation		370,767		(179,572)		191,195		81,066		(39,475)		41,591
Others		434,924		(40,539)		394,385		91,149		2,398		93,547

	~~W~~	(3,294,841)		(435,851)		(3,730,692)		(503,454)		(81,839)		(585,293)

Deferred tax from tax credit:
Tax credit carryforward								239,526		(33,863)		205,663

							~~W~~	239,526	~~W~~	(33,863)	~~W~~	205,663

Deferred income taxes recognized directly to equity:
Changes in fair value of available-for-sale investments		(450,367)		150,868		(299,499)		(98,984)		33,191		(65,793)
Capital adjustment arising from investment in subsidiaries and		(655,122)		—		(655,122)		—		—		—
Defined benefit plan actuarial gains (losses)		130,515		(109,314)		21,201		28,713		(24,049)		4,664

		(974,974)		41,554		(933,420)		(70,271)		9,142		(61,129)

	~~W~~	(4,269,815)	~~W~~	(394,297)	~~W~~	(4,664,112)	~~W~~	(334,199)	~~W~~	(106,560)	~~W~~	(440,759)

51

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
32. Basic and Diluted Earnings Per Share
Basic and diluted earnings per share for the for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won, except per share information)	2011		2010

Net income	~~W~~	927,356	1,374,498
Weighted-average number of common shares outstanding (*)		77,274,349	77,032,878

Basic and diluted earnings per share		12,001	17,843

(*)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

	2011	2010

Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(9,912,486)	(10,153,957)

Weighted-average number of common shares outstanding	77,274,349	77,032,878

33. Cash Flows from Operating Activities
(a)	Adjustments for operating cash flows for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Accrual of severance benefits	~~W~~	33,849	27,669
Other employ benefits		2,631	2,600
Depreciation		412,278	593,448
Amortization		7,982	8,941
Bad debt expenses		(2,680)	(635)
Finance costs		105,350	79,483
Loss on disposal of property, plant and equipment		10,742	8,525
Income tax expense		247,095	303,771
Finance income		(335,688)	(309,121)
Gain on disposal of property, plant and equipment		(3,443)	(1,519)
Others		2,448	(8,754)

	~~W~~	480,564	704,408

52

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
(b)	Changes in operating assets and liabilities for the three-month periods ended March 31, 2011 and 2010 are as follows:

(in millions of Won)	2011		2010

Trade accounts and notes receivable	~~W~~	(83,811)	(154,239)
Other accounts receivable		5,871	(8,568)
Advance payments		(24,339)	367
Prepaid expenses		(46,593)	(51,308)
Inventories		(590,683)	(404,997)
Trade accounts payable		415,361	188,430
Other accounts payable		(154,780)	(233,599)
Advances received		22,494	(19,157)
Withholdings		5,537	(5,251)
Accrued expenses		13,945	(3,761)
Unearned revenue		1,063	1,211
Other non-current liability		18,980	11,274
Payment of severance benefits		(65,141)	(17,669)
Plan assets		16,485	3,576
Financial assets held for trading		91,490	82,562
Other		552	(36)

	~~W~~	(373,569)	(611,165)

53

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
34. Transition to K-IFRS
As stated in note 2, the financial statements are the separate interim financial statements in accordance with K-IFRS 1101 ‘First-time Adoption of International Financial Reporting Standards’.
The significant accounting policies stated in note 3 were applied for the separate interim financial statements for periods ended March 31, 2011 and 2010, the separate financial statements as comparative information for the year ended on December 31, 2010 and the separate statements of financial position as of January 1, 2010 (the date of transition).
(a)	Exemptions elected from K-IFRS 1101 ‘First-time Adoption of Korean International Financial Reporting Standards’ by the Company
The Company has elected to use one or more of the exemptions in accordance with K-IFRS 1101 for the preparation of statements of financial position at the date of transition and applied the following optional exemptions.
1)	Business combination
The Company has not retrospectively applied the business combinations that took place prior to the date of transition to K-IFRS.
2)	Deemed cost of property, plant and equipment
The Company has elected to use the revaluations prior to the date of transition to K-IFRS as deemed cost for certain items of property, plant and equipment and used the fair value at the date of transition as deemed cost for certain machinery and equipment.
3)	Borrowing costs
The Company has capitalized borrowing costs to the qualifying assets for which the commencement date for capitalization is on or after the transition date to K-IFRS.
4)	Investment in subsidiaries and associates
The Company has elected to use the carrying values of previous GAAP as deemed costs for the investment in subsidiaries and associates.
5)	Share-based payment transactions
The Company has not retrospectively applied the cash-settled share-based payment transactions that took place prior to the date of transition to K-IFRS.
6)	Leases
The Company determined whether arrangements existing at the date of transition to K-IFRS were lease arrangements based on its facts and circumstances at the date of transaction.

54

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
(b)	The significant adjustments regarding transition to K-IFRS are as follows:
1)	Defined benefit liabilities
Under previous GAAP, the Company recognized the amount of accrued severance benefits assuming all eligible employees and directors with at least one year of service were to terminate their employment as of the date of statement of financial position. Under K-IFRS, the Company recognized defined benefit obligation based on actuarial assumptions.
2)	Derecognition of financial assets
Under previous GAAP, the Company derecognized financial assets such as trade accounts and notes receivable when it is sold or discontinued the financial assets as it was considered that the controls on these assets were transferred to the financial institutions. Under K-IFRS, if the Company retains substantially all the risks and rewards of ownership of the financial assets, it should be as financial liabilities instead of derecognizing the financial assets.
3)	Tax effect
Under previous GAAP, the Company recognized deferred tax assets or deferred tax liabilities as the difference between the book base and its tax base regarding the investment in subsidiaries and others. However, under K-IFRS, the Company recognizes deferred tax assets or deferred tax liabilities considering how the temporary differences will be realized.
(c)	Effects on financial position, financial performance and cash flows due to the transition to K-IFRS
1)	Reconciliations of the financial position as of January 1, 2010 (the date of transition)

				Total
(in millions of Won)	Total Assets		Total Liabilities	Shareholders’ Equity

Previous GAAP	~~W~~	39,992,765	9,041,474	30,951,291

Adjustments:
Derecognition of financial assets		267,874	268,444	(570)
Revaluation of machinery and equipment (*)		1,871,636	—	1,871,636
Financial guarantee liabilities		15,210	15,210	—
Defined benefit liabilities		—	31,636	(31,636)
Other adjustment		(6,731)	2,950	(9,681)
Deferred tax effect		(286,075)	(162,281)	(123,794)

Total adjustment		1,861,914	155,959	1,705,955

K-IFRS	~~W~~	41,854,679	9,197,433	32,657,246

(*)	Acquisition costs and accumulated depreciation of machinery and equipment were decreased by \ 4,017,435 million and \ 5,889,071 million due to revaluation.

55

POSCO
Notes to Condensed Separate Interim Financial Statements, Continued
As of March 31, 2011
2)	Reconciliation of financial position as of March 31, 2010 and the financial performance for the three-month period ended March 31, 2010:

				Total		Total
				Shareholders’		Comprehensive
(in millions of Won)	Total Assets		Total Liabilities	Equity	Net Income	Income

Previous GAAP	~~W~~	41,166,950	9,239,305	31,927,645	1,437,235	1,453,596

Adjustments:
Derecognition of financial assets		214,506	214,781	(275)	295	295
Revaluation of machinery and equipment		1,817,747	—	1,817,747	(53,889)	(53,889)
Financial guarantee liabilities		12,041	11,704	337	337	337
Defined benefit liabilities		(6,183)	35,138	(41,321)	32,894	(9,685)
Cancellation of equity method application		(13,652)	—	(13,652)	(18,455)	45,494
Other adjustment		(6,718)	(1,782)	(4,936)	4,745	4,745
Deferred tax effect		(288,138)	(166,207)	(121,931)	(28,664)	(33,812)

Total adjustment		1,729,603	93,634	1,635,969	(62,737)	(46,515)

K-IFRS	~~W~~	42,896,553	9,332,939	33,563,614	1,374,498	1,407,081

3)	Reconciliation of financial position as of December 31, 2010 and the financial performance for the year ended December 31, 2010:

				Total		Total
				Shareholders’		Comprehensive
(in millions of Won)	Total Assets		Total Liabilities	Equity	Net Income	Income

Previous GAAP	~~W~~	48,190,245	13,108,055	35,082,190	4,202,791	4,807,073

Adjustments:
Derecognition of financial asset		220,865	221,086	(221)	349	349
Revaluation of machinery and equipment		1,567,064	—	1,567,064	(304,573)	(304,573)
Financial guarantee liabilities		15,835	15,595	240	240	240
Defined benefit liabilities		(4,022)	31,980	(36,002)	126,149	(4,366)
Cancellation of equity method application		(653,545)	—	(653,545)	(300,144)	(604,679)
Other adjustment		(4,460)	(1)	(4,459)	5,221	5,221
Deferred tax effect		(245,755)	(313,984)	68,229	54,328	160,280

Total adjustment		895,982	(45,324)	941,306	(418,430)	(747,528)

K-IFRS	~~W~~	49,086,227	13,062,731	36,023,496	3,784,361	4,059,545

Interest received, interest paid and income taxes paid which were presented using indirect method under the previous GAAP are presented using direct method as separate line items of cash flows from operating activities under K-IFRS. Also, effect of exchange rate fluctuations on cash held which were presented as cash flows from operating activities under the previous GAAP are presented as a separate line item from cash flows from operating, investing and financing activities.

56